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REGISTRANT'S NAME Galaxy Entertainment Group

*CURRENT ADDRESS

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銀河
GALAXY

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited

Stock Code: 27

Annual Report 2007

Mystical Oasis

Galaxy mega resort

Live the Thrill

CONTENTS

CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*

DEPUTY CHAIRMAN

Mr. Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Mr. Chan Kai Nang
Mr. Joseph Chee Ying Keung
Ms. Paddy Tang Lui Wai Yu, *JP*

NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, *JP**
Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*
Mr. James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**
Mr. Anthony Thomas Christopher Carter
Dr. Martin Clarke
Mr. Guido Paolo Gamucci

* *Independent Non-executive Directors*

AUDIT COMMITTEE

Dr. Charles Cheung Wai Bun, *JP*
Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*
Mr. James Ross Ancell

REMUNERATION COMMITTEE

Mr. Francis Lui Yiu Tung
Dr. Charles Cheung Wai Bun, *JP*
Dr. William Yip Shue Lam, *LLD*

COMPANY SECRETARY

Ms. Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT

Ms. Betty Chiu So Wan

AUDITOR

PricewaterhouseCoopers

REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Richards Butler
Fried, Frank, Harris, Shriver & Jacobson LLP
Skadden, Arps, Slate, Meagher & Flom
Mallesons Stephen Jaques
Sá Carneiro & Pinheiro Torres
Dr Leonel Alberto Alves
Mayer Brown JSM

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.galaxyentertainment.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	27
Bloomberg	:	27 HK
Reuters	:	0027.HK
ADR	:	GXYEY

INVESTOR RELATIONS CONTACT

Please direct enquiries to :
Investor Relations Department
Tel: (852) 3150 1111
Fax: (852) 3150 1100
Email: ir@galaxyentertainment.com



Chairman

Dr. Lui Che Woo

GBS, MBE, JP, LLD, DSSc, DBA

Business Person of the Year 2007

– DHL/SCMP Hong Kong Business Awards

Lifetime Achievement Award

– by American Academy of Hospitality Sciences in 2007

Dear Shareholders,

In 2007, Galaxy Entertainment Group Limited ("Galaxy" or the "Group") continued to deliver strong results. The Gaming and Entertainment Division has further strengthened Galaxy's position in the Macau market and laid a solid foundation for the business going forward. The Construction Materials Division has achieved significant improvements, both in terms of growth and profitability, under challenging market conditions, especially in mainland China.

For the year ended 31st December 2007, revenue from Galaxy's Gaming and Entertainment Division was HK$11,481 million, representing a 239% growth from the previous year.

NOTEWORTHY ACCOMPLISHMENTS

The partnership with international private equity firm, Permira Funds, has strengthened the competitiveness of Galaxy.

In October 2007, we concluded the negotiation for Permira Funds to become a 20% shareholder of the Group. The transaction, which was completed in November, is a vote of confidence from a leading member of the international investment community to Galaxy in recognition of its prospects, business philosophy and strategy, and capable management team. Galaxy is also very pleased to form strategic partnership with this expert in the global gaming sector and consumer market expert. Riding on their expertise and network of premium international brands, the Group is confident of injecting innovative concepts into Galaxy mega resort, which will in turn significantly enhance Galaxy's overall competitiveness. The equity injection from the transaction has substantially strengthened the capital base and greatly enhanced the financing capability and flexibility of the Group.

The outstanding product quality and standard of service at StarWorld Hotel has not gone unnoticed. In November 2007, StarWorld was honored with the 5-star Diamond Award from the American Academy of Hospitality Sciences – renowned for awarding excellence in the global travel and luxury services sector. StarWorld achieved this award in its first full year of operation and is the only hotel to qualify for this award in Macau. In January 2008, StarWorld Hotel also achieved the "High-Flyer Award" by the renowned Hong Kong Business Magazine. In March 2008, StarWorld was further honored with the award of "The TOP 10 City-Nova Hotels of China".

THE REMARKABLE EXPANSION OF THE MACAU MARKET

Tourism in Macau continues to enjoy strong growth in 2007 with the number of visitors increased by 23% to 27 million. The majority of the visitors come from Mainland China (55%) and about 30% from Hong Kong. The gaming sector experienced an even more remarkable expansion with gross gaming revenue increased by 46% to MOP83.8 billion. Macau overtook Las Vegas in gaming revenue in 2007 and is today the biggest gaming center in the world.

Galaxy is well positioned in this fast growing market with our flagship — StarWorld Hotel and Casino in the Peninsula gaming hub and the Galaxy mega resort being developed in the Cotai entertainment hub. The Group is the only operator presently that will have a flagship property in both key locations. The Group is confident that Galaxy mega resort, when opened, will considerably enhance its revenue generating capability and competitiveness, setting it apart from its industry peers in the competitive market. Furthermore, the Group's flexibility to continue to roll out new offerings is ensured by the land bank in Cotai.

GALAXY MEGA RESORT — MYSTICAL OASIS

With its finger on the pulse of the market, the Group has planned carefully the positioning and long term development direction of Galaxy mega resort, aiming to make it the most competitive service and entertainment facility. As always, the Group leverages on the management team's in-depth understanding of the Asian and Chinese culture in developing Galaxy mega resort; and takes full advantages of our project team's local knowledge and experience in construction management. Our management is conscientious of the principle of developing world-class quality products as well as the importance of delivering satisfactory return on investment.

In view of the strong surge of the Macau gaming market in 2007, the gaming capacity in Galaxy mega resort, especially for the VIP business, has been scaled-up to accommodate the expanded demand.

The Galaxy mega resort is presently scheduled to open in mid 2009. The mega resort themed a Mystical Oasis will be a fully integrated complex of entertainment, leisure and gaming facilities with enchanting charisma promising magical adventures to its guests.

The Group is pleased to conclude negotiations and partner with an up-market Japanese hotel group Okura Hotels and Resorts. Galaxy and Okura share a lot of common ideology, including a high expectation for Asian-standard service quality and hospitality. Okura will manage one of the three hotels in Galaxy mega resort which will comprise the initial anchor cluster for the whole 15 million square feet development in Cotai.

THE HUMAN FACTOR

In 2007, the openings of new casinos in the market continued to put pressure on staff recruitment and training. The Group has established our own Centre of Excellence for Casino Training. The facility has been a success in producing an adequate number of well trained gaming staff of world-class standard for Galaxy's casinos and contributing to the quality service standard.

Galaxy is very pleased to have Mr. Robert Drake, who has extensive finance and advisory experience in the gaming industry, joining us as the Group Chief Financial Officer. Mr. Drake worked previously with Harrah's Entertainment in Las Vegas where he most recently served as Vice President, Finance for the Western Division which includes their extensive Nevada operations.

The Group recruited throughout the year many experienced and high calibre gaming veterans as well as professionals in other important corporate functions such as project development, information systems and technology, legal, and strategic marketing to broaden and strengthen the existing management team.

CORPORATE GOVERNANCE

Management fully appreciates the high standard of corporate governance and transparency expected from a world-class company. The Group conscientiously reviews its internal control and compliance standards to ensure the appropriate best practices are adopted.

The Group welcomed the appointment of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive Directors of the Company in November 2007 and believes that their appointment will bring substantial management expertise and business experience to support the growth of business and the realization of our established vision to be a world-class company and a leading Asian-based gaming and entertainment group.

I would also like to pay tribute to our retiring Directors. Mr. Chan Kai Nang will retire as executive Director and the Managing Director of the Construction Materials Division on 1st May 2008. Dr. Charles Cheung Wai Bun will retire as independent non-executive Director and will not seek for re-election at our Annual General Meeting on 19th June 2008. On behalf of the Board, I extend my sincere appreciation to both of them for their continuous efforts and contributions to the Group. I also congratulate Mr. Joseph Chee Ying Keung on his appointment as the Managing Director of the Construction Materials Division with effect from 1st May 2008.

CLOSING REMARKS

2007 has been a fruitful year for the Group, we have received recognitions for our accomplishments, collected valuable experience with another year of operation, especially from our own flagship property – StarWorld, and competed successfully with the other concession holders. To face the intense competition and challenge in 2008 and perform, the Group must build on its accomplishments – maintaining its momentum in the VIP sector and making further in-roads into the mass market. Our focus in 2008 is to make StarWorld an even more effective and efficient revenue driver for the Group until Galaxy mega resort comes into operation. While the importance of the City Club casinos has been taken over by StarWorld, they are still delivering valuable market share and contributing to the overall profitability of the Group.

In closing, I would like to take this opportunity to extend my heartfelt appreciation to my fellow Directors and dedicated staff for their tireless efforts to achieve the mission for Galaxy to become the leading Asian-based gaming, leisure and entertainment group. I look forward to working with them to build on the success we achieved in 2007 and work diligently and proactively in face of the increasingly competitive market environment and accomplish even greater success for the Group in 2008 and beyond.

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*
Chairman

Hong Kong, 18th April 2008

(All amounts expressed in Hong Kong dollars unless otherwise stated)

REVIEW OF OPERATIONS

Year 2007 was a productive year for Galaxy Entertainment Group as we delivered a solid financial performance and continued to successfully execute our corporate strategy of becoming a leading player in Macau, the world's largest gaming market. StarWorld Hotel & Casino led the Gaming and Entertainment Division where it reported healthy financial results for its first full year of operation. The development of the Galaxy mega resort, the key driver of the next phase of the Group's growth strategy, has advanced substantially. City Club casinos continued to generate a profitable stream of revenue for the Division in an increasingly more competitive market. Finally, the solid results of the Construction Materials Division helped to propel the Group to new heights.

Permira Funds — Our New Strategic Shareholder

In November 2007, Permira Funds, one of the world's leading private equity groups, invested US$840 million in exchange for a 20% ownership stake in the Group. We are especially proud of this strategic relationship which reaffirms our belief in the vision for the Group. Our relationship with Permira not only significantly improves our capital position but will enhance our competitiveness by leveraging Permira's proven expertise in the global consumer and gaming sectors.

Group Financial Results

Revenue and profit attributable to shareholders for the year ended 31st December 2007 was $13,035 million and a loss of $466 million respectively, as compared to revenue of $4,669 million and a loss of $1,532 million for the year ended 31st December 2006. The Group's revenue was significantly higher than that of last year reflecting the significant expansion in the Gaming and Entertainment operations, with the opening of 4 more casinos in Macau during the year of 2006, including the Group's flagship, StarWorld.

The Group's revenue for the first half of 2007 was $6,332 million and for the second half was $6,703 million, up 6%. StarWorld's revenue for the first half was $3,639 million, and for the second half was $4,372 million, up 20%.

For the year ended 31st December 2007, the Group's earnings before interest expense, tax, depreciation and amortisation (EBITDA) was $1,461 million, up from $437 million for the previous year, an increase of 234%.

This strong result in 2007 reflects the continued solid performance of all operating divisions and in particular strong revenue gains and improved efficiencies from StarWorld over the year.


Delivering World-Class with Asian Charisma

(All amounts expressed in Hong Kong dollars unless otherwise stated)

The Group's accounting loss for the year was reported after:

- Non-cash depreciation and amortisation charges of $1,413 million, including the $998 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005.
- $557 million in finance charges.
- Non-recurring items of $39 million which mainly include the realised and unrealised gains on investments, impairment losses of assets, gain on partial disposal of jointly controlled entities and pre-opening expenses related to the construction of the Galaxy mega resort, including staff costs, training, launch, marketing and branding expenses.

Set out below is the segmental analysis of the Group's operating result for the year ended 31st December 2007.

EBITDA (EXCLUDING NON-RECURRING ITEMS AND AFTER INTEREST INCOME ALLOCATION)

	Gaming and Entertainment HK$'M	Construction Materials HK$'M	Corporate HK$'M	2007 HK$'M	2006 HK$'M
Revenue	11,481	1,554	—	**13,035**	4,669
Operating (loss)/profit	(203)	75	209	**81**	(1,032)
Share of profits of jointly controlled entities	—	6	—	**6**	31
Depreciation and amortisation	1,287	123	3	**1,413**	1,190
Non-recurring items	22	7	(68)	**(39)**	248
EBITDA (excluding non-recurring items)	1,106	211	144	**1,461**	437
Interest income allocation	117	8	(125)	—	—
EBITDA (excluding non-recurring items and after interest income allocation)	1,223	219	19	**1,461**	437

TURNOVER BY DIVISION

	2007 HK$'000	2006 HK$'000
Gaming and entertainment	**11,481,227**	3,388,767
Construction materials	**1,554,212**	1,280,728
	13,035,439	4,669,495

2007


12%
88%

2006


73%
27%

EMPLOYMENT OF TOTAL ASSETS

	2007 HK$'000	2006 HK$'000
Gaming and entertainment	**20,590,530**	20,400,561
Construction materials	**2,365,141**	2,172,168
Corporate office	**575,158**	853,072
Cash and bank balances	**8,230,362**	5,783,197
	31,761,191	29,208,998

2007


65%
26%
2%
7%

2006


70%
20%
3%
7%

TURNOVER BY GEOGRAPHICAL SPREAD

	2007 HK$'000	2006 HK$'000
Macau	**11,756,085**	3,620,336
Hong Kong	**686,311**	516,380
Mainland	**593,043**	532,779
	13,035,439	4,669,495

2007


5%
5%
90%

2006


11%
78%
11%

TOTAL ASSETS BY GEOGRAPHICAL SPREAD

	2007 HK$'000	2006 HK$'000
Macau	**24,698,271**	25,077,008
Hong Kong	**5,694,789**	2,860,182
Mainland	**1,368,131**	1,271,808
	31,761,191	29,208,998

2007


4%
78%
18%

2006


4%
86%
10%

(All amounts expressed in Hong Kong dollars unless otherwise stated)

GAMING AND ENTERTAINMENT DIVISION

Overview

Macau gaming market continued to grow at an astounding 47% from $55 billion to $81 billion in 2007 which surpassed Las Vegas to emerge as the largest gaming market in the world. Every segment of the gaming market grew last year including the VIP market with 52%, mass market with 33% and slot machines with 75% for the year.

Galaxy's casinos generated net gaming revenues of $14.7 billion for the year (of which $11.5 billion is recognised in the statutory accounts due to the differing agreements with the City Club casinos' service providers).

StarWorld

2007 was the first full year of operations at StarWorld. During the year, a number of enhancement and additions were made to the property. These included: increasing the number of mass tables on the popular Level One gaming floor by 40% from 85 tables to 122 tables, adding 5 additional exclusive VIP gaming rooms, taking the total number of VIP tables from 32 in January to 69 at year end, increasing the number of slot machines on offer from 335 to 502, opening of the very popular high limit premium play Jinmen Room where we have achieved net win per table per day 100% above the net wins on the mass gaming floors, and the launch of StarWorld Ballroom and banquet areas on level 8.

Competition has intensified throughout 2007 and in particular in the second half of 2007 which experienced the opening of a number of new casinos and the capacity expansion of a number of existing casinos. In 2007, the total number of gaming tables increased by 58% from 2,762 to 4,375 and the number of slot machines increased by 103% from 6,546 to 13,267 machines.

In spite of this significant increased competition, StarWorld continued to produce a 36% return on investment for the shareholders. For the year ended 31st December 2007, StarWorld generated total revenues of $8,011 million and earned an EBITDA of $1,115 million, with an EBITDA margin of 14%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP gaming revenue for the year was $6,027 million. VIP turnover was $203.4 billion with a win percentage of 3.0%, which was over the expected range of 2.7% to 2.9%. Win per table per day continues to grow and for the fourth quarter averaged $329,000 with a win rate of 3.3%.

- Mass table games revenue for the year was $1,543 million. Table games drop was $9.9 billion with a win percentage of 15.6%. StarWorld's mass gaming revenues increased during the fourth quarter which together with improving operational efficiencies and a hold percentage of 15% resulted in significant improvement in the contribution from StarWorld's mass gaming operations. Win per table per day continues to improve and averaged over $33,000 for the fourth quarter of 2007.

- Slot machine revenue for the year was $190 million. The slot machine win per unit per day for the fourth quarter averaged over $1,000 with an average number of 476 slot machines and this result was achieved after the number of slot machines was increased by 8% from 464 to 502 machines during the quarter.

- Tips revenue for the year was $17 million.

VIP gaming accounted for 77.7% of total gaming revenues for the year, with mass (excluding Jinmen) contributing 16.5%, Jinmen 3.4% and slots 2.4%. By the fourth quarter this segmentation was as follows, VIP 81.0%, mass (excluding Jinmen) 11.8%, Jinmen 4.9% and slots 2.3%.

StarWorld's non-gaming revenues for the year were $234 million. The revenue for the first half of the year was $96 million and this increased to $138 million in the second half of the year.

Official Macau Government statistics indicate that the level of occupancy for 5 star hotels in Macau was 70.2% in January 2007, increasing to 82.2% by December. While the market's average occupancy rate for the year was 75.3%, StarWorld achieved a significantly higher than market occupancy rate of 83.4% for the full year.

The Ballroom was opened on 29 November 2007 and its first event was StarWorld's inaugural anniversary. Since then, numerous events have been held in the facility throughout December. We expect this venue to provide a significant increase in our banquet revenue in 2008 and will also be utilized as a venue for player events as part of our ongoing player acquisition, retention and loyalty program.

Galaxy Mega Resort

Mystical Oasis

Galaxy mega resort will offer a truly unique and different product to the rapidly growing Macau market. The theme of Galaxy mega resort is a Mystical Oasis; it truly will be a paradise oasis of running water and lush tropical trees. On the roof of the casino will be one of the world's largest lagoon wave pools measuring 300 feet by 350 feet with two foot beach waves.

The golden external glass curtain walls will radiant wealth and when combined with lush oasis of water and trees will be an irresistible attraction to all visitors of Macau.

The casino portion of the resort will be one of the largest casinos in the world and the sheer scale of the casino will certainly leave a lasting impression on all visitors. A number of unique features is being incorporated into the casino podium including a brilliant laser light citadel and a fire and water extravaganza.

We believe that Galaxy mega resort truly will be a Mystical Oasis.

Okura Hotel partnership

We are delighted to confirm that the world famous Japanese hotel group, Okura Hotels has entered into an agreement to manage a 400 room hotel within the second hotel tower. Okura Hotels are the number one rated hotels in both Japan and Korea and interestingly in 2007, visitor arrivals to Macau from Japan and Korea grew 36% and 39%, respectively.

We expect to be in a position to announce an additional hotel partner in the very near future.

Development Update

In response to the robust growth of the Macau gaming market, Galaxy mega resort is reconfigured and expanded to have an additional hotel tower and a bigger gaming podium to meet the market demand. The construction of Galaxy mega resort is proceeding along its critical construction path. We wish to reinforce that Area I of Galaxy mega resort is approximately a 5 million square feet development, making this entertainment complex one of the largest developments in all of Macau.

(All amounts expressed in Hong Kong dollars unless otherwise stated)

The first hotel tower has been topped out. The gold glass curtain wall is presently being fitted and it is already 60% complete, the fitting out of the 1,500 hotel rooms and suites will commence in July 2008.

The massive Casino podium superstructure has practically completed and the fitting out of the Casino interior will commence in July 2008.

The second tower, which will house two hotels, commenced construction in January 2008 and we are currently adding a floor to the superstructure every 6 days. We expect to top out the superstructure in November 2008. The fitting of the glass curtain wall will commence in August 2008 and to speed the construction process, we will simultaneously fit the glass curtain wall on the lower levels of the tower as we are adding superstructure levels to the top of the tower. Following rapidly behind the glass curtain wall, we will be fitting the services which commence in September 2008.

We will open Hotel Tower One and the Casino in mid 2009 and the second Hotel Tower is scheduled to open late 2009.

Project Funding

Galaxy is in a very comfortable position in regard to the funding of the Galaxy mega resort. The construction, fit out and land costs of Area I of the project, are estimated at approximately $10 billion. Up to the end of 2007, we have already invested approximately $2 billion with an additional $8 billion still to spend. With the cash holdings in the bank as at 31st December 2007 of approximately $8.3 billion and expected cash to be generated from operation, the construction of Galaxy mega resort is fully funded.

Galaxy Cotai Land

Our Cotai Land Bank continues to represent a critical component of our long term development strategy. A recent land sale transaction confirms the fact that Galaxy has a very valuable asset on hand which is not yet recorded on the balance sheet. In January 2008, one million square feet of Gross Floor Area on Cotai at a price of $1,667 per square foot was sold in the market. In regard to Galaxy, approximately 5,000,000 square feet out of a total Gross Floor Area of 15,200,000 square feet is presently under construction, leaving 10,200,000 square feet as a land bank.

Galaxy's City Club Casinos

Galaxy's City Club casinos have continued to perform well in an increasingly competitive environment. City Club casinos' focus is predominately on the VIP gaming market and has proven to be the correct strategic decision.

City Club casinos' gaming revenues for the year ended 31st December 2007 were $7.0 billion (of which $3.5 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club casinos' service providers). In spite of keen competition from new properties, the City Club casinos captured 9% of the Macau gaming market for the year, with strong VIP gaming revenues and innovative mass gaming products. City Club casinos' EBITDA for the year was $175 million.

The City Club casinos operate 260 gaming tables and 510 slot machines. We believe that whilst StarWorld is our main profit driver, the City Club casinos will continue to provide a valuable complimentary service to selected VIP clientele.

USGAAP Comparisons

In comparing our Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under USGAAP, StarWorld's 2007 EBITDA margin would be approximately 23%, as compared to Hong Kong GAAP which would give an EBITDA margin calculation of 14%.

Corporate Costs

During the year, the Group incurred net corporate costs of $214 million, offset by $165 million of interest income, reducing EBITDA by $49 million.

Total interest expense for the year was $557 million of which $112 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

CONSTRUCTION MATERIALS DIVISION

2007 was a year of considerable success, with the Group's construction materials business again delivering a strong performance. Sales and profit exceeded last year, the division's revenues were $1,554 million and it contributed $219 million to the Group's EBITDA. Once again, the benefit of management's continuing use of its centralised offshore procurement platform to achieve diverse, stable and cost-effective supply of construction materials, together with the strategic investments in the past few years, resulted in higher profit.

The economic backdrop to the year was on balance reasonable, although as always it varied somewhat by region and markets. The benefits of the balanced spread of operations across geographic regions and construction sectors were again demonstrated in these results.

Hong Kong and Macau

In the past year, the demand for construction materials in Hong Kong has gradually improved as more construction works were released to the market. In particular the ready mixed concrete operation in Hong Kong achieved higher sales volume and delivered improved profit contribution for the year. The recent policy address by the Chief Executive indicated that the government will implement some sizeable infrastructural projects such as Shatin to Central Link, new Government Head quarters and the East Kowloon development, over the next few years. In addition the Central Government has now approved the construction of the Hong Kong, Macau, Zhuhai bridge which we understand will on completion, be the longest bridge in the world, linking among Hong Kong, Macau and Mainland China. These infrastructure projects will significantly stimulate the construction materials market; the division is strategically well positioned to capitalise on the increasing market demand and further consolidate its position as a leading supplier of quality construction materials.

(All amounts expressed in Hong Kong dollars unless otherwise stated)

The long-term rehabilitation contracts with the Hong Kong SAR Government at Anderson Road Quarry and Lam Tei Quarry continue to provide the division with secured supplies of aggregates in strategically beneficially locations. Completing the integration of the acquired Tarmac asphalt, surfacing, and road marking business during the year, together with continued focus on developing new products, particularly recycled materials, ensures that the division is now a fully integrated construction materials supplier offering our customers a good range of material products and services unrivaled in Hong Kong.

In Macau, the demand for construction materials remains strong and we have further improved our production efficiency and capacity to cope with the increasing market demand. The operation continued to provide good profit contribution to the division during the year.

Mainland

The trading environment posed particular challenges, not least of which was the continuing austerity measures imposed by Central Government to cool the overheated economy in most of the larger cities, which have reduced the level of construction activities in those markets. Competition in the market also intensified which combined with increases in raw material costs applied downward pressure on operating margins. Nevertheless, the division has continued to make progress by an unrelenting focus on cost saving programs and improving operating efficiency, enabling the division to enhance its market competitiveness.

Our joint ventures with leading steel producers for the manufacture and sale of granulated blast-furnace slag (GGBFS) in the Mainland continue to generate good profit contribution for the Group. Further expansion in GGBFS production facilities is in progress and setting up of new joint ventures is being considered to further strengthen and consolidate the Group's position as a leading slag producer in the Mainland.

In respect of the division's cement joint ventures in Yunnan Province, the investments are progressing as planned, with the plant in Baoshan commencing commercial production in January 2008. A third cement plant in Shizong, Qujing, commenced construction during the year and is expected to commence commercial operation in the second half of 2008. Together the combined production facilities in Anning, Baoshan and Shizong will have an installed cement production capacity of five million tonnes per year. With further investments under consideration in other cities, these developments in total underline the division's commitment to become one of the leading cement producers in the growing regional market, and will contribute greatly to the future progress and profitability of the division.





GROUP OUTLOOK FOR 2008

We are highly confident that the Group is well positioned to execute its long term strategy of providing a high quality gaming and resort experience for our valued customers while delivering strong returns to our shareholders. 2007 was a successful year for the Group. We believe that the Macau market will continue to evolve at a rapid pace in 2008 as the market absorbs the impact of recent and future new properties and competition intensifies across all business segments including areas such as VIP gaming. We are prepared to address these challenges and look forward to another rewarding year in 2008 in our core operations as well as developing the Galaxy mega resort.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the year. The shareholders' funds as at 31st December 2007 was $18,407 million, an increase of approximately 35% over that as at 31st December 2006 of $13,633 million while the Group's total assets employed increased to $31,761 million as compared to $29,209 million as at 31st December 2006.

The Group continues to maintain a strong cash position. As at 31st December 2007, total cash and bank balances were $8,230 million as compared to $5,783 million as at 31st December 2006. The Group's total indebtedness was $6,506 million as at 31st December 2007 as compared to $8,973 million as at 31st December 2006. The Group was in net cash as at end of year 2007, as compared to a gearing ratio of 14% as at 31st December 2006.

The total indebtedness of the Group mainly comprises bank loans, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

SOURCES OF FUNDING

		2007 **HK$'000**	2006 HK$'000
A	Share capital	**393,564**	329,612
B	Capital reserve	**16,674,435**	11,461,424
C	Revenue reserve	**1,121,029**	1,587,229
D	Share option reserve	**28,762**	36,927
E	Other reserves	**188,862**	217,607
F	Minority interests	**531,791**	490,700
G	Non-current borrowings	**6,010,571**	8,439,965
H	Other non-current liabilities	**2,394,653**	2,471,848
		27,343,667	25,035,312

2007



H (9%)
A (1%)
G (22%)
F (2%)
E (1%)
D (0%)
C (4%)
B (61%)

2006



H (10%)
A (1%)
G (34%)
B (46%)
F (2%)
E (1%)
C (6%)
D (0%)

(All amounts expressed in Hong Kong dollars unless otherwise stated)

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $222 million (2006: $217 million) and bank deposits of $50 million (2006: $259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $627 million (2006: $210 million), of which $307 million (2006: $175 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (2006: $9 million). At 31st December 2007, facilities utilised amounted to $9 million (2006: $9 million).

EMPLOYEES AND REMUNERATION POLICY

As at 31st December 2007, the Group, excluding associated companies and jointly controlled entities, employed around 8,400 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to $1,377 million.

REMUNERATON POLICY

The objective of the Group's remuneration policy is to attract, motivate and retain talented employees to achieve the Group's long-term corporate goals and objectives. To this end, the Group is committed to remunerating its employees in a manner that is market competitive, consistent with good industry practices as well as meeting the interests of shareholders.

The Group's remuneration structure for its employees comprises fixed compensation, performance-based variable incentive and long-term incentive. The overall remuneration arrangements are fair and justified, prudent and subject to regular review.

SHARE OPTION SCHEME

The Group operates a share option scheme for its employees. It serves to attract, motivate and retain employees to work for the Group long term and to better align the interests of the employees with the shareholders' interests. The number of share options granted to the eligible employees is determined with reference to the value of share options, market positioning, job seniority and the individual contribution to the Group.

TRAINING AND DEVELOPMENT

The Group sees the staff as the most valuable asset, as none of our achievements would have been possible without the talents and contributions of each individual employee. We are committed to the development and growth of all employees and consider training and development a life-long process. We offer ongoing personal and professional development opportunities to employees beginning with our new hire orientation program and continuing with the delivery of training programs designed to assist our employees in achieving competency and professionalism in their jobs, and to fortify a continuous learning and improvement corporate culture.

Our training and development programs focus on the key elements that are critical to long term success of the Group:

1. **Internal Capacity Building** – creating a corporate-wide training and development team capable to deliver core training programs. In addition, our existing training facilities for gaming staff will be renovated to establish a Centre of Excellence for the Group.

2. **Corporate Culture: Vision, Mission and Values** – development, communication and integration of a Corporate Vision, Mission and Values.

3. **Program Development and Customization** – four primary areas of focus:

    A. **Core Programs** with a focus on our orientation program, development of a Galaxy service excellence program, identification and prioritization of training on key competencies that drive employee performance.

    B. **Leadership Development** with a focus on the delivery of a foundational supervisory/management skills program, development of a three phase internship, fellowship, management trainee program and creation of leadership development initiatives customized to meet the personal and professional learning needs of both individuals and small groups.

    C. **Organizational Effectiveness** with a focus on the creation of a succession management program, set up of a common framework for standard operating procedures and design of a quality assurance program to measure and drive continuous improvement of our guest service initiatives.

    D. **Cotai Pre-opening Plan** with a focus on the development of core curriculum units for pre-employment training, coordination of the on-boarding process for new hires with on-the-job training requirements and ensure performance outcomes are achieved during pre-opening.

Our training and development programs establish direction for the Group with respect to investment in and utilisation of our human resource capital. A key driver behind this new approach is the competitive environment within Macau and our need not only to train and develop our people but also to retain them for the continuous growth and long-term success of the Group.

The Company is committed to high standards of corporate governance. There is in place a well-balanced corporate governance system which sets the framework for the Board of Directors of the Company ("Board") to manage the Company efficiently and to attain the established corporate objectives of providing shareholders with the best return on their investment and of caring for the community as a good corporate citizen, with a high level of transparency and accountability to shareholders. The Board has applied the principles in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The Board

The Company is headed by the Board, which is responsible to lead and control the Company and its subsidiaries ("Group") and direct and supervise the Group's affairs. The Board sets strategies for the Company and monitors the performance of the management. The names and biographical details of the Directors (by category) and their relationships are set out in the Corporate Information on page 2 and Further Corporate Information on pages 31 to 33.

Chairman, Deputy Chairman and Managing Director

The roles of the Chairman of the Board, the Deputy Chairman of the Board and the Managing Director (Construction Materials Division) are segregated and are not exercised by the same individual.

The Chairman provides leadership for the Board and manages the Board ensuring that it works effectively and discharges its responsibilities, and that all key issues are discussed and addressed to in a timely manner. The Deputy Chairman supports and assists the Chairman in performing the above works and, together with the Managing Director (Construction Materials Division), lead and oversee the day-to-day management of the Group's business, and implement the Company's set strategies.

Board Composition

The Board has a balanced composition of five executive and seven non-executive Directors (including three independent non-executive Directors). The skill-sets of the Board are determined and regularly reviewed on the basis that members of the Board as a whole possess all-rounded business and professional skills essential to manage a successful sizeable enterprise and to support continuous growth. In addition to our executive Directors' substantial experience in the Company's business, our Directors have a mix of corporate management and strategic planning, investment, finance, legal and corporate governance experience and qualifications. In fulfilling their roles and duties, our Directors provide balanced and independent views to the Board, exercise independent judgement and play check and balance roles on the Board's decisions, particularly on matters that may involve conflict of interest.

Apart from the relationships among Directors disclosed in the Directors' biographical details, Dr. Moses Cheng Mo Chi is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, which provides legal services on normal commercial terms to certain companies controlled by the Chairman.

Appointment and Re-election of Directors

There is a formal, considered and transparent procedure for the appointment of new Directors to the Board. Candidates to be selected and recommended are those who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence to a standard required of for listed companies' directors. The ability to provide balanced and independent views and exercise independent judgement and to devote sufficient time and attention to the Company's affairs is an additional criterion for selecting non-executive directors.

During the year, Mr. Anthony Thomas Christopher Carter was appointed by the Board and Dr. Martin Clarke and Mr. Guido Paolo Gamucci were appointed by shareholders in general meeting as additional non-executive Directors of the Company. In the appointment process, proposals for the appointment of new Directors together with detailed information on their educational and professional qualifications and the relevant working experience was submitted to the Board and the shareholders respectively for decision. Changes in the Board members during the year are set out in the Report of the Directors on page 35.

Non-executive Directors

All independent non-executive Directors of the Company have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received from each of them an annual written confirmation of his independence and considers each of them to be independent. The Company has complied with Rules 3.10(1) and (2) of the Listing Rules relating to appointment of at least three independent non-executive Directors and an independent non-executive Director with appropriate professional qualifications, or accounting or related financial management expertise.

Non-executive Directors are appointed for a specific term. Dr. Charles Cheung Wai Bun and Dr. Moses Cheng Mo Chi were appointed subject to retirement by rotation and re-election pursuant to the Company's Articles of Association. Mr. James Ross Ancell, Dr. William Yip Shue Lam and Mr. Anthony Thomas Christopher Carter were appointed for a fixed term of three years pursuant to their service contracts, which may be extended by another three-year term. Dr. Martin Clarke and Mr. Guido Paolo Gamucci were nominated by a private equity fund known as Permira IV (beneficially a substantial shareholder of the Company) pursuant to an Investors' Rights Agreement dated 8th October 2007 entered into between the Company and, among others, a company wholly owned by Permira IV, details of which were included in the circular of the Company dated 5th November 2007, and are subject to retirement by rotation and re-election pursuant to the Company's Articles of Association.

Responsibilities of Directors

The Company believes that to enable our Directors to provide their maximum contributions, it is essential to keep them updated on their duties and responsibilities as well as the conduct, business activities and development of the Group. To this end, the Company has a set of comprehensive induction materials for new Directors and has from time to time organised corporate seminars and arranged for site visits to certain important operations of the Group for Directors. Timely updates on changes in laws and compliance issues relevant to the Group and appropriate information the Group's business and activities are provided to our Directors. All Directors have access to the management and Company Secretary for any information relevant to the Group they require in discharging their duties. Reports on the Company's performance and comparison with budget together with the necessary commentary and explanation on any deviation from budget are provided to our Directors at regular Board Meetings held at approximately quarterly intervals.

Code of Conduct for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code.

The Board has also established written guidelines on no less exacting terms than the Model Code to be observed by relevant employees of the Group who, because of their offices or employments, are likely to be in possession of unpublished price sensitive information in relation to the Group or the securities of the Company in respect of their dealings in the securities of the Company.

Delegation by the Board – Board Committees

The Board has proper delegation of its powers and has established three Board Committees, with specific written terms of reference which deal clearly with their authority and duties, to oversee particular aspects of the Group's affairs. Sufficient resources, including the advice of external Auditor and independent professional advisers, are provided to the Board Committees to enable them to discharge their duties.

Executive Board

The Board has delegated the power, authorities and discretions for the management of the Group's operations and activities to a formally established Executive Board constituted by all executive Directors of the Company. The Executive Board reports to the Board and causes its resolutions circulated to the Board on a quarterly basis. Certain matters are specifically reserved for approval by the Board, including annual budgets and accounts, dividends and distribution to shareholders, increase of share capital and allotment of new shares, derivative tradings, connected transactions subject to disclosure and/or shareholders approval requirements, and acquisitions, disposals, investments, financing and charging of assets above predetermined thresholds.

In respect of the decision making process, Levels of Authority for management have been formally approved by the Executive Board and management submits written proposals with detailed analysis (both financial and commercial) and recommendations to the Executive Board for consideration and approval, in accordance with those Levels of Authority. Where the subject matter exceeds the authority of the Executive Board or relates to any matters specifically reserved to the Board as aforesaid, it would be submitted to the Board for approval.

The Executive Board sub-delegates the day-to-day management, administration and operations functions to executive committees of the gaming and entertainment division and the construction materials division and where appropriate, special task forces charged with specific responsibilities to oversee particular business activities or corporate transactions.

Audit Committee

The Audit Committee of the Company has been in place since 1999. It comprises two independent non-executive Directors, Dr. Charles Cheung Wai Bun as the Chairman and Mr. James Ross Ancell, and a non-executive Director, Dr. Moses Cheng Mo Chi.

The Audit Committee is accountable to the Board and its primary role is to assist the Board to monitor the Company's financial reporting process, to consider the nature and scope of audit reviews, to ensure that effective internal control and risk management systems are in place and to review the Group's interim and annual financial statements. The Audit Committee has access to and maintains an independent communication with the external Auditor and the management to ensure effective information exchange on all relevant financial and accounting matters. The written terms of reference of the Audit Committee conform to the code provision requirements of the Code.

The Audit Committee meets at least twice a year, with the attendance of the Group Chief Financial Officer, Financial Controller and Qualified Accountant, the Company Secretary and the external Auditor. The Audit Committee submits its written report to the Board after each Audit Committee Meeting, drawing the Board's attention to important issues that the Board should be aware of, identifying any matters in respect of which it considers that action or improvement is needed and making appropriate recommendations.

In discharging its duties, the principal work performed by the Audit Committee during the year included the following:

(i) Review of interim and annual financial statements of the Group, with a recommendation to the Board for approval, examination of significant matters relating to the external Auditor's interim review and annual audit, review of tax matters and review of the accounting policies and practices adopted by the Group;

(ii) Review of new and/or revised accounting standards and practices applicable to the Group and their impacts to the Group;

(iii) Review of internal control and risk management systems and assessment of their effectiveness to ensure that appropriate measures are in place to safeguard all significant assets and operations of the Group as well as to support continuous growth;

(iv) Review of overall accounts receivables position of the Group and the effectiveness of credit control, and reinforcing education to the management and the operation units the importance of adherence to the established credit control measures;

(v) Review of audit strategy, approach and methodologies and assessment of key audit risks with the external Auditor in the audit planning stage;

(vi) Review of the findings and recommendations from internal audit on the annual internal control review and approval of the internal audit plan; and

(vii) Report of the findings and making recommendations to the Board for improvement or implementation in respect of the above matters.

Remuneration Committee

The Remuneration Committee of the Company has been in place since early 2006. It comprises three members, Mr. Francis Lui Yiu Tung as the Chairman and two independent non-executive Directors, Dr. Charles Cheung Wai Bun and Dr. William Yip Shue Lam.

The Remuneration Committee is accountable to the Board and its primary role is to conduct annual review of the policy and structure for all remuneration of Directors and senior management and to make recommendations to the Board on such policy and structure and on the establishment of a formal and transparent procedure for developing remuneration policy. The Remuneration Committee also has the delegated responsibility to determine the remuneration packages of all executive Directors and senior management proposed by the human resources management and make recommendations to the Board of the remuneration of non-executive Directors. The Remuneration Committee assists the Board to regularly review and formulate fair and competitive remuneration packages which attract, retain and motivate Directors and senior management of the quality required to run the Company successfully. The written terms of reference of the Remuneration Committee conform to the code provision requirements of the Code.

The Remuneration Committee meets at least once a year, with the attendance of representatives from the human resources department and the Company Secretary. The Remuneration Committee submits its written report to the Board after each Remuneration Committee Meeting, making recommendations of the Director's fees (including Audit Committee and Remuneration Committee members' fees) and other remuneration related matters.

In discharging its duties, the principal work performed by the Remuneration Committee during the year included the following:

(i) Review of the remuneration policy and structure for the Directors of the Company;

(ii) Made recommendations to the Board on proposed Directors' fees (including Audit Committee and Remuneration Committee members' fees) after taking into account the Directors' fees for previous years, the Company's performance and level of activities, and other listed companies' payments, which were endorsed by the Board and would be submitted to shareholders for approval at the annual general meeting;

(iii) Approved the specific remuneration packages of all executive Directors after taking into account the remuneration policy and structure, the market benchmark, the contribution of and work performed by relevant Directors and their increasing job responsibilities; and

(iv) Approved the performance-based year-end discretionary bonus paid to the executive Directors of the Company in line with the Company's remuneration policy and market benchmark.

The Directors' remuneration for the year ended 31st December 2007 is set out in note 9 to the financial statements.

Board and Board Committee Meetings

The Board schedules regular Board Meetings in advance, at least four times a year at approximately quarterly intervals to give Directors the opportunity to participate actively. Directors are consulted for including matters in the agenda for regular Board Meetings. Special Board Meetings are convened as and when needed. Together with the Audit Committee and Remuneration Committee Meetings as aforesaid, it provides an effective framework for the Board and Board Committees to perform their works and discharge their duties. Minutes of Board and Board Committee Meetings are kept by the Company Secretary and are made available to all Directors.

Details of individual Directors' attendance at the Board and Board Committee Meetings held in the year are set out in the following table:

Number of Meetings	Board Meetings (4)	Audit Committee Meetings (2)	Remuneration Committee Meeting (1)
EXECUTIVE DIRECTORS			
Dr. Lui Che Woo	4/4	–	–
Mr. Francis Lui Yiu Tung	4/4	–	1/1
Mr. Chan Kai Nang	4/4	–	–
Mr. Joseph Chee Ying Keung	4/4	–	–
Ms. Paddy Tang Lui Wai Yu	4/4	–	–
NON-EXECUTIVE DIRECTORS			
Dr. Moses Cheng Mo Chi	4/4	2/2	–
Mr. Anthony Thomas Christopher Carter	3/3	–	–
Dr. Martin Clarke	–	–	–
Mr. Guido Paolo Gamucci	–	–	–
INDEPENDENT NON-EXECUTIVE DIRECTORS			
Dr. Charles Cheung Wai Bun	4/4	2/2	1/1
Mr. James Ross Ancell	4/4	2/2	–
Dr. William Yip Shue Lam	4/4	–	1/1

It is remarkable to note that we had a 100% attendance at our Board and Board Committee meetings for the year 2007.

Financial Reporting

The Board is accountable to the shareholders and is committed to presenting comprehensive and timely information to the shareholders on assessment of the Company's performance, financial position and prospects.

Directors' Responsibility

The Directors acknowledge their responsibilities for preparing the financial statements of the Company, which give a true and fair view and comply with all applicable regulatory requirements and accounting standards. In preparing the financial statements for the year ended 31st December 2007, the Directors have selected appropriate accounting policies and applied them consistently, and made judgements and estimates that are prudent and reasonable. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern as at 31st December 2007. Accordingly, the Directors have prepared the financial statements on a going concern basis.

The Board has appointed a Qualified Accountant pursuant to Rule 3.24 of the Listing Rules with the designated responsibility to oversee the financial reporting procedures and internal controls and compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues.

Auditor's Responsibility

The external Auditor of the Company is PricewaterhouseCoopers, Certified Public Accountants. A statement by the Auditor about their reporting responsibilities is included in the Report of Independent Auditor on the Company's financial statements on page 47.

In arriving at their opinion, the external Auditor conducts full scope audit without any restrictions and has access to individual Directors (including Audit Committee members) and management of the Company.

The external Auditor is available at the annual general meeting of the Company to answer questions which shareholders may have.

Auditor's Remuneration

Fees for auditing services and non-auditing services provided by the external Auditor for the year ended 31st December 2007 are included in note 8 to the financial statements.

Fees for non-auditing services include HK$2,578,000 for the services provided in respect of taxation and internal control consultancy services.

Internal Controls

The Board recognises the importance of a sound internal control system for the Group and commits to continuous assessment and management of any risk that may adversely affect the Group in achieving its business objectives. To help successfully achieve the business objectives, the Board employs a well-structured management team with functional heads who are delegated with authorities to oversee daily operations of all major operating entities of the Group. Regular review on the management structure is carried out to swiftly adapt the structure to the ever changing market conditions.

The Board also endeavors to increase awareness of risk management across the Group's business operations. A sound internal control system has been put into place in which policies and procedures have been formulated to help identify and manage risk in a systematic approach. Under the sound internal control system, unauthorized use or disposition of assets is effectively prevented, proper maintenance of accounting records and provision of reliable financial information are ascertained, and strict compliance with relevant statutory rules and regulations is warranted.

The internal audit function provides independent assurance to the Board and executive management as to the adequacy and effectiveness of internal controls for the Group on an on-going basis. The Internal Audit adopts a risk and control based audit methodology in designing the audit plan that is reviewed and approved by the Audit Committee. It is important to recognize that an internal control system aims to manage rather than eliminate risks; and to provide reasonable but not absolute assurance.

During the year ended 31st December 2007, Internal Audit has performed a review on the effectiveness of the internal control system of the Group's businesses in respect to business processes, practices and procedures, which cover all material controls, including financial, operational and compliance controls and risk management functions. Internal Audit was not aware of any significant defect/weakness on the internal control system that would have an adverse impact on the financial position or operations of the Group. Audit report has been submitted to the Audit Committee half-yearly with findings and recommendations on improvements. The Audit Committee is satisfied with the internal audit works performed.

Looking forward, the Group aims to cultivate an environment where controls are managed in systematic and structured manners through:

- the process to review and update corporate policies;
- Enhancement of management reporting system;
- Improvement of communication of policies and procedures through a range of tools; and
- More guidance/ training to operational management on skills of risk assessment, development of mitigation measures, etc.

Communication with Shareholders and Investment Community

The Company recognizes the importance of maintaining an on-going and timely communication with shareholders and the investment community to enable them to form their own judgement and to provide constructive feedback.

During the year, the Company announced selected unaudited key performance indicators of the Group for the first five-month period and the third quarter period, in addition to its annual and interim results, to enable the shareholders, investors and the public to better appraise the position and business performance of the Group. The Company holds press conferences, analysts briefings and investor meetings/calls after the announcement of its financial results and the key performance indicators. The Company also organised site visits for analysts to the flagship properties of the Group in order for them to have an in depth understanding of our products. Management of the Company (including certain executive Directors) participated in roadshows organised by international leading investment banks to meet institutional investors and analysts on a regularly basis. Throughout the year, numerous investor meetings were held in Hong Kong, Macau, London, New York, Boston, San Francisco, Los Angeles and Singapore. The Company's website www.galaxyentertainment.com contains an investor relations section which offers timely access to our press releases and other business information. Our Directors are available at the Company's annual and extraordinary general meetings to answer questions and provide information which shareholders may enquire.

The Company has complied with the requirements of the Listing Rules and the Articles of Association in respect of voting by poll and related matters.

Compliance with the Code

Throughout the year under review, the Company has complied with the code provisions in the Code, except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

Galaxy is committed to recruiting and retaining the very best management and staff and will continue to strengthen our gaming and hospitality executive team as we move forward and continue to build Galaxy into one of the world's leading internationally acclaimed gaming and entertainment companies.

An indicative profile of the depth of our executive talent in our gaming and hospitality team is detailed below:

David Craig Philip Banks, Group Chief Operating Officer. He was the former Chief Executive Officer of Casinos for Tabcorp Ltd. in Australia responsible for Star City Casino in Sydney, Jupiters Casino in Gold Coast Queensland, Treasury Casino Brisbane, and Townsville Casino in Queensland. As the former Chief Operating Officer & Chief Executive Officer of Star City Ltd., former President and Director of The Australian Casino Association, David has 10 years senior executive experience in the casino industry.

Robert Charles Drake, Group Chief Financial Officer. He was the former Vice President, Finance for the Western Division of Harrah's Entertainment Inc., Las Vegas, primarily responsible for the financial reporting of 13 properties in Nevada including Caesars Palace, Paris and Flamingo in Las Vegas. He holds a Master Degree of Business Administration and a Bachelor of Science Degree in Economics. He has extensive experience in corporate finance, investment banking activities such as mergers & acquisitions, financial management as well as domestic & international business development activities within the gaming industry.

Heinz Roelz, Director, Hotels & Hospitality. He was formerly Executive Vice President, Stanford Hotels International and graduated from hotel management schools in Germany and in the USA with more than 44 years experience in hotel development and operations in Germany, Switzerland, Indonesia, mainland China, Bermuda, the USA and Hong Kong.

Baschar Hraki, Director, Project Development. He was the former Executive Vice President, Macao Studio City in charge of a mega project development in Macau. He is a qualified architect with extensive international experience in design, and construction management of large and complex projects including hotels, resorts, theme parks, entertainment centres, residential developments, shopping centers and sports stadiums in Asia, Europe, Middle East and U.S.A.

Ciaran Pearse Carruthers, Chief Operating Officer, StarWorld Hotel & Casino. He has 21 years experience in the gaming and resort industry in various countries including, the UK, the US Commonwealth of the Northern Marianas Islands, the Philippines and Singapore. He has specialized in the Asia Pacific gaming industry for the past 16 years, consulting to various Casino Groups such as: Crown, Tabcorp and Pagcor and he has been with Galaxy since late 2002 and was previously Senior Vice President – City Clubs.

Kwa Yew Seng, Chief Financial Officer of Galaxy Casino, S.A. He holds a Master of Business Administration Degree and a Bachelor Degree in Economics. Mr. Kwa is also a member of the Institute of Chartered Accounts in Australia and a Fellow of the Australian Institute of Company Directors. He has over 30 years experience in the field of Financial and Accounting, 20 of which were in the casino industry, in particular at Burswood Casino, Western Australia.

David Robert Lily, Chief Financial Officer, Cotai. He holds a Bachelor Degree of Commerce and is a member of New Zealand Society of Accountants and a Fellow of Australian Society of Certified Practicing Accountant. He has over 30 years experience in the field of Finance and Accounting, 6 of which were in the casino industry, in particular at SKYCITY Entertainment Group Limited in New Zealand.

Albert Emile Davia, Vice President, International Premium Market Development, Corporate Marketing and Vice President of City Clubs. He has 23 years experience in the gaming and resort industry in various countries including, Singapore, Indonesia, Thailand, Australia, Malaysia and Macau. He has specialized in the VIP gaming industry for the past 16 years, dealing with VIP players from the Asian region, the Casinos in which he has run VIP operations include: SKYCITY, Adelaide and Crown Casino, Melbourne.

Michael Roy Caban, Vice President, Casino Operations, Cotai. He has more than 35 years experience in the gaming industry and was the former General Manager, Gaming for the SKYCITY in New Zealand and Australia. He has also worked in the following casinos: Crown Casino, Melbourne, Burswood Casino, Western Australia, casinos of Federal Hotels Limited in Darwin and Hobart, casino of Holiday Inns, Botswana Africa, Sheraton Breakwater Casino Hotel, Queensland and Playboy Casino, London.

This list is by no means exhaustive. With the continued development of our management competence resulting in highly efficient casino and entertainment operations, we believe that it will drive the growth and success of Galaxy for the years to come.

As a socially-responsible corporation, the Group is committed to acting as a good corporate citizen in caring for and serving the communities in which it operates. We fulfill our corporate social responsibilities through active participation in social voluntary services and community activities as well as sponsorships and donations.

In Hong Kong

The Group, in addition to playing an active role to support Hong Kong's continuous economic growth, it remains committed to its goals of community involvement.

It is always of our belief that corporate social responsibility (CSR) unites us to build strong team spirit and create vital links with the community. We constantly encourage our employees to participate in CSR activities which enable them to learn from challenging experience and gain fresh perspectives to enhance their skills through working with a wide range of people.

Since 2006, the Construction Materials Division established a "CSR Service Committee" to take a proactive stance pledging to continuously serving the society. During the year, the Division had successfully set up an employee volunteer team that devoted over 3,500 volunteer working hours to a company-organized community project which last for a term of 6 months — "Mentoring the Way to the Future" providing mentoring service to selected group in need (single family children aged between 8 and 12), with not only money donation, but more importantly, our people.

Throughout the year, we have organized and participated in a series of CSR activities and the highlights are:

- "KWCM Blood Donation Day" jointly organized by Hong Kong Red Cross
- "Uncle Long Leg Mail Box" organized by Evangelical Lutheran Church of Hong Kong (ELCHK)
- "Mentoring the Way to the Future" jointly organized with ELCHK
- "Challenging 12 Hours" organized by Sowers Action

Our commitment to the society has been well recognized and we are pleased to receive the award of "Caring Company Logo" presented by the "Hong Kong Council of Social Service" for the 6th consecutive year.





In Macau

Ever since the commencement of Macau operations, our Gaming and Entertainment Division has continued to practise good corporate citizenship through active participation in community activities. During year 2007, we participated in:

Sports

We sponsored major sports events organized by Macau SAR Government in support of the SAR Government's tourism policy to promote a model of diversified tourism.

- Sponsorship of the Thai Boxing Charity Contest via donation of MOP100,000 to Tung Sin Tong
- Title sponsor of "Macau Galaxy Entertainment Stankovic Continental Cup 2007"
- Title sponsor of "Macau Galaxy Entertainment 2007 FIVB World Grand Prix"
- Title sponsor of "2007 Macau Galaxy Entertainment Sino-Australian Basketball Challenge"
- Title sponsor of "2007 Macau Galaxy Entertainment International Marathon, Half Marathon and Mini Marathon"

Culture & Development of Tourism

We actively participated in tourism related trade shows and forums in support of the SAR Government's initiative to promote Macau's position as an international destination of culture and entertainment.

- Sponsored "The First Macau International Exchange Meeting on Giant Panda Culture" and "Hong Kong, Macau, Taiwan Giant Panda Summit Forum"
- Sponsored the Shanghai delegation of promoting tourism & sports cooperation between Shanghai and Macau (滬港文化旅遊體育交流合作), 28–30 August in Hong Kong and 31 August–1 September in Macau

Gaming

To support The Institute for the Study of Commercial Gaming (ISCG) at the University of Macau which provides advisory service to government policy makers on issues relating to gaming regulations and helps gaming operators to solve practical problems arising directly from gaming operation. ISCG intends to support the development of high quality gaming research focusing on Macau and Asia and to provide appropriate gaming management programs to fulfill the greater demand for gaming staff in the near future.

Donation/Participation in charity events

We believe that social commitment involves not merely charitable contributions to our community, but also through participation in the community welfare activities. Apart from donation to Macao Daily News Readers' Fund, we also encourage our staff to participate in the charitable activities including the "Walk For a Million" organized by Macao Daily News Readers' Fund.

- Donation to St. Lucia Centre of Caritas & went there for a visit
- Donation to Tung Sin Tong (by sponsoring Thai Boxing Charity Contest)
- Donation to Red Cross Macau to support the relief operations on Mainland China caused by natural disasters.
- Donation to Tung Sin Tong and Macao Daily News Readers' Fund
- Walk for a Million in Dec

Scholarship

Scholarship titled under "Galaxy Entertainment Group" was granted to students nominated by the following tertiary academic institute based on the academic excellence.

- Macao Polytechnic Institute

	2003 HK$'000	2004 HK$'000	2005 HK$'000	2006 HK$'000	**2007 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Revenue	1,130,894	1,299,143	1,291,927	4,669,495	**13,035,439**
Profit/(loss) attributable to shareholders	40,205	55,886	2,395,269	(1,531,546)	**(466,200)**
Dividends	25,168	25,805	—	—	**—**
Earnings/(loss) per share (cents)	3.2	4.4	110.7	(46.5)	**(13.8)**
Dividend per share (cents)	2.0	2.0	—	—	**—**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment, investment properties and leasehold land and land use rights	802,153	787,028	2,889,283	5,566,921	**6,374,464**
Intangible assets	—	—	16,493,230	15,520,486	**14,520,665**
Jointly controlled entities and associated companies	253,547	266,893	300,778	387,250	**506,923**
Other non-current assets	240,727	408,883	595,120	951,697	**600,757**
Net current assets	481,179	507,958	1,712,199	2,608,958	**5,340,858**
Employment of capital	1,777,606	1,970,762	21,990,610	25,035,312	**27,343,667**
Represented by:					
Share capital	125,893	129,648	329,058	329,612	**393,564**
Reserves	1,288,370	1,295,616	14,603,396	13,303,187	**18,013,088**
Shareholders' funds	1,414,263	1,425,264	14,932,454	13,632,799	**18,406,652**
Minority interests	147,891	39,025	491,910	490,700	**531,791**
Non-current borrowings	200,800	311,580	4,643,355	8,439,965	**6,010,571**
Other non-current liabilities	14,652	14,020	1,778,531	2,351,697	**2,259,031**
Provisions	—	180,873	144,360	120,151	**135,622**
Capital employed	1,777,606	1,970,762	21,990,610	25,035,312	**27,343,667**
Net assets per share (dollars)	1.12	1.10	4.54	4.14	**4.68**

The summary of 2003 has not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005.

Biographical information of directors

Executive Directors

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*, aged 78, the founder of the Group, has been a director of the Company since August 1991 and is the Chairman of the Company. Dr. Lui is also an executive director and the Chairman of K. Wah International Holdings Limited. He has over 50 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star of the Government of the HKSAR in July 2005. Dr. Lui has been again elected as a member of the Election Committee of the HKSAR in December 2006. Dr. Lui was honoured as the Business Person of the Year in DHL/SCMP Hong Kong Business Awards 2007 and the Lifetime Achievement Award by American Academy of Hospitality Sciences of 2007 respectively. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 52, joined the Group in 1979. He has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. Mr. Lui is also an executive director of K. Wah International Holdings Limited. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a Committee Member of the 11th Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo and a younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Chan Kai Nang, aged 62, joined the Group in 2002. He has been an executive director of the Company since January 2003 and is the Managing Director of the Construction Materials Division of the Company. He is an associate member of The Chartered Institute of Management Accountants in the UK and a fellow member of The Chartered Association of Certified Accountants in the UK and The Hong Kong Institute of Certified Public Accountants. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

Mr. Joseph Chee Ying Keung, aged 50, joined the Group in 1982. He has been an executive director of the Company since April 2004 and is the Deputy Managing Director of the Construction Materials Division of the Company. Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 26 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and the member of Standing Committee on Concrete Technology organized by Civil Engineering and Development Department, HKSAR. He was a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board from 2004 to 2006. He was also the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Ms. Paddy Tang Lui Wai Yu, *JP*, aged 54, joined the Group in 1980 and has been an executive director of the Company since August 1991. She is also an executive director of K. Wah International Holdings Limited. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang was a member of the Election Committee of the HKSAR. She is also a member of various public and social service organizations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform. Ms. Tang has been again elected as a member of the Hotel Sub-sector of Election Committee for the Third Term Chief Executive of the HKSAR in December 2006. Ms. Tang is the daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung.

Non-executive Directors

Dr. Charles Cheung Wai Bun, *JP*, aged 71, joined the Group in 1986. He was appointed an executive director of the Company in June 1987 and became an independent non-executive director since 1995. Dr. Cheung holds an honorary doctor's degree, a master's degree in business administration and a bachelor of science degree. He has over 30 years of experience at senior management level of companies in various industries including over 22 years of experience in banking. He is the Chairman of Joy Harvest International Limited, Hong Kong. He is also an independent non-executive director and chairman of the audit committee of K. Wah International Holdings Limited, Shanghai Electric Group Company Limited, Pioneer Global Group Limited and Prime Investments Holdings Limited, which are companies listed on the Main Board of The Stock Exchange of Hong Kong Limited. Dr. Cheung is also the Senior Advisor of the Metropolitan Bank & Trust Company, Philippines. He was a former director and adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director. He is also a Council Member of The Hong Kong Institute of Directors.

Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*, aged 58, has been a non-executive director of the Company since August 1996. Dr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, and is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng is a non-official member of the Commission on Strategic Development. He had served as a member of the Legislative Council of Hong Kong.

Mr. James Ross Ancell, aged 54, has been an independent non-executive director of the Company since April 2004. He holds a Bachelor's degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has over 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing, with a separate remediation business, cleaning up sites contaminated by previous industrial activity. He is also a non-executive director of MJ Gleeson Group PLC, a housebuilder and regeneration company listed on the London Stock Exchange.

Dr. William Yip Shue Lam, *LLD*, aged 70, has been an independent non-executive director of the Company since December 2004. Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen.

Mr. Anthony Thomas Christopher Carter, aged 62, joined the Group in 2003 and has been a non-executive director of the Company since April 2007. Mr. Carter holds a L.L.B. (Hons) from the University of Leeds in England. He is a solicitor in the United Kingdom, Hong Kong and Australia and a Notary Public in Hong Kong. He has extensive experience in strategic planning and business management as well as in corporate finance and development. Prior to his retirement from the Company in March 2007, he was the Chief Executive Officer of Galaxy Casino, S.A.

Dr. Martin Clarke, aged 52, has been a non-executive director of the Company since 27th November 2007. He became a Partner at Permira (substantial shareholder of the Company) in 2004. He is a member of Permira's Executive Committee and Head of the Consumer Sector. He has worked on a number of transactions including Gala Coral Group, New Look, Principal Hayley Group, Telepizza and Galaxy Entertainment. Dr. Clarke has over 25 years of experience of private equity. Prior to joining, he was one of the founder directors of PPM Capital, the private equity arm of Prudential plc. and was involved in over 20 deals with a particular emphasis on the consumer space. His early career was spent at CIN Industrial Investments, the precursor of Cinven. He holds an MA and PhD in History from Cambridge University, England.

Mr. Guido Paolo Gamucci, aged 55, has been a non-executive director of the Company since 27th November 2007. He is Chairman of Permira's Asia Pacific operations, having previously managed its Milan office. He is a Partner in Permira which is a substantial shareholder of the Company. He has worked on numerous transactions including DinoSol Supermercados, EEMS, Ferretti Group and Seat PG. Prior to joining Permira in 1997, he spent six years with UBS Capital in Italy as Founding Partner and Managing Director. Previously Mr. Gamucci worked at Citicorp in Italy, as Deputy Head of Investment Banking and Country Treasurer for Italy. He has a degree in Mechanical Engineering from the University of Rome, Italy, and an MBA from INSEAD, France.

Senior management

The businesses of the Group are under the direct responsibilities of the executive directors of the Company who are regarded as senior management of the Group.

The Directors have pleasure in presenting to the shareholders their annual report together with the audited financial statements of the Company for the year ended 31st December 2007.

Principal activities

The principal activity of the Company is investment holding. The principal subsidiaries, jointly controlled entities and associated companies of the Company are primarily engaged in gaming and entertainment in Macau and the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China, and their principal activities and other particulars are set out in note 44 to the financial statements.

Results and appropriations

The results of the Group for the year ended 31st December 2007 are set out in the consolidated profit and loss statement on page 49 of this annual report.

No interim dividend (2006: nil) was paid during the year. The Directors have resolved not to recommend any final dividend for the year ended 31st December 2007 (2006: nil).

Share capital

Details of the movements in the share capital of the Company during the year are set out in note 29 to the financial statements.

On 21st November 2007, the authorised share capital of the Company was increased from HK$688,800,000 to HK$900,000,000 divided into 9,000,000,000 shares of HK$0.10 each ("Shares") by the creation of an additional 2,112,000,000 Shares, which new Shares rank pari passu in all respects with the then existing Shares in the capital of the Company.

On 25th October 2007, 150,000,000 new Shares were issued at a price of HK$8.58 each for cash to independent third parties pursuant to a placing arrangement as fully described in the announcement of the Company dated 12th October 2007.

On 27th November 2007, 323,384,000 new Shares were issued for cash to a private equity fund known as Permira IV and 156,804,000 new Shares were issued to holders of fixed rate notes on conversion of such notes, all at a price of HK$8.42 each. Further details of such issue of Shares were included in the announcement of the Company dated 11th October 2007.

During the year, 400,000 new Shares, 228,000 new Shares, 580,000 new Shares and 8,126,000 new Shares were issued at the prices of HK$0.5333, HK$0.5216, HK$0.514 and HK$4.59 each respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

Debt securities

During the year, the fixed rate notes in the aggregate principal amount of HK$2,371,805,067 issued by the Company were fully repaid, details of which are set out in note 32 to the financial statements.

Details of the guaranteed senior fixed rate and floating rate notes in the aggregate principal amount of US$600,000,000 issued by Galaxy Entertainment Finance Company Limited, a subsidiary of the Company, which are listed on the Singapore Stock Exchange, are set out in note 32 to the financial statements.

Details of the zero coupon convertible notes due 2011 in the aggregate principal amount of US$240,000,000 are set out in note 32 to the financial statements.

Dealings in listed securities

The Company has not redeemed any of its Shares or listed debt securities during the year ended 31st December 2007. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's Shares or listed debt securities during the year.

Reserves

Details of the movements in the reserves of the Group and the Company during the year are set out in note 31 to the financial statements.

Property, plant and equipment

Details of the movements in property, plant and equipment of the Group during the year are set out in note 15 to the financial statements.

Directors

The Directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung (who resigned on 1st May 2007), Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun, Dr. Moses Cheng Mo Chi, Mr. James Ross Ancell, Dr. William Yip Shue Lam, Mr. Anthony Thomas Christopher Carter (who was appointed on 18th April 2007), and Dr. Martin Clarke and Mr. Guido Paolo Gamucci (both of whom were appointed on 27th November 2007). Mr. Chan Kai Nang will retire as a Director with effect from 1st May 2008. The biographical details of the existing Directors are set out on pages 31 to 33 of this annual report.

In accordance with Article 106(A), Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun and Dr. William Yip Shue Lam shall retire from office by rotation at the forthcoming annual general meeting. Both of Ms. Paddy Tang Lui Wai Yu and Dr. William Yip Shue Lam, being eligible, offer themselves for re-election. Dr. Charles Cheung Wai Bun has elected that he will not seek for re-election and will retire from office at the forthcoming annual general meeting.

None of the Directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of shareholders at the forthcoming annual general meeting, the following directors' fees in respect of the year ended 31st December 2007 will be payable to the Directors:

	Chairman (HK$)	Member (HK$)
The Board	120,000	100,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

Directors' interests in contracts

Save as disclosed in this Report of the Directors, no contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a Director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2007 or at any time during the year.

Directors' interests in securities and share options

At 31st December 2007, the interests of each Director in the Shares, underlying shares and debentures of the Company, and the details of any right to subscribe for Shares and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Shares (including underlying shares)

	Number of Shares (including underlying shares)					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Issued Share Capital
Lui Che Woo	17,187,632	2,181,518	387,773,426[(1)]	2,563,612,485[(2)]	2,970,755,061	75.48
Francis Lui Yiu Tung	24,781,896	—	440,119,661[(3)]	2,505,853,504[(2)]	2,970,755,061	75.48
Chan Kai Nang	380,000	—	—	—	380,000	0.01
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.07
Paddy Tang Lui Wai Yu	8,939,722	—	—	2,961,815,339[(2)]	2,970,755,061	75.48
Charles Cheung Wai Bun	252,533	—	—	—	252,533	0.01
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.01
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01
Anthony Thomas Christopher Carter	2,800,000	—	—	—	2,800,000	0.07
Martin Clarke	—	—	—	—	—	—
Guido Paolo Gamucci	—	—	—	—	—	—

Notes:

(1) 80,387,837 Shares, 305,401 Shares, 106,716,107 Shares, 162,484,047 Shares, 13,308,179 Shares, 9,660,855 Shares and 14,911,000 Shares were respectively held by Best Chance Investments Ltd., Po Kay Securities & Shares Company Limited, Super Focus Company Limited, Sutimar Enterprises Limited, Premium Capital Profits Limited, Mark Liaision Limited and Favor Right Investments Limited, all controlled by Dr. Lui Che Woo.

(2) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in 1,313,887,206 Shares. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trust, are deemed to have an interest in those Shares in which the trust has an interest.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu are, among others, parties to certain arrangements to which Section 317 of the SFO applies and each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any Shares held by the other parties to such arrangements for so long as such arrangements are in place. The deemed interests pursuant to these arrangements of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were 1,249,725,279 Shares, 1,191,966,298 Shares and 1,647,928,133 Shares respectively.

(3) 114,504,039 Shares were held by Recurrent Profits Limited which is controlled by Mr. Francis Lui Yiu Tung. Top Notch Opportunities Limited ("Top Notch") was interested in 231,615,731 underlying shares of the Company. Kentlake International Investments Limited ("Kentlake") was interested in 60,000,000 Shares and 33,999,891 underlying shares of the Company. Both Kentlake and Top Notch are controlled by Mr. Francis Lui Yiu Tung.

(b) Share Options

Details are set out in the SHARE OPTION SCHEME section below.

All the interests stated above represent long positions.

Save as disclosed above, as at 31st December 2007, none of the Directors of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' interests

At 31st December 2007, the interests or short positions of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	6.75	265,615,622	6.75
City Lion Profits Corp.	2,970,755,061[(1)]	75.48	—	—
Davos Investment Holdings Private Limited	265,615,622	6.75	265,615,622	6.75
ENB Topco 2 S.àr.l	2,955,752,061[(1),(3)]	75.10	—	—
Galaxy Entertainment Group Limited	2,970,755,061[(1)]	75.48	—	—
Guoco Group Limited	265,615,622	6.75	265,615,622	6.75
Guoline Capital Assets Limited	265,615,622	6.75	265,615,622	6.75
Guoline Overseas Limited	265,615,622	6.75	265,615,622	6.75
HL Holdings Sdn Bhd	265,615,622	6.75	265,615,622	6.75
Hong Leong Company (Malaysia) Berhad	265,615,622	6.75	265,615,622	6.75
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	6.75	265,615,622	6.75
HSBC International Trustee Limited	1,313,887,206[(2)]	33.38	—	—
Kwek Holdings Pte Ltd	265,615,622	6.75	265,615,622	6.75
Kwek Leng Kee	265,615,622	6.75	265,615,622	6.75
Mark Liaison Limited	2,970,755,061[(1)]	75.48	—	—
Permira Holdings Limited	2,955,752,061[(1),(4)]	75.10	—	—
Premium Capital Profits Limited	2,970,755,061[(1)]	75.48	—	—
Recurrent Profits Limited	2,970,755,061[(1)]	75.48	—	—
Quek Leng Chan	265,615,622	6.75	265,615,622	6.75
Super Focus Company Limited	2,970,755,061[(1)]	75.48	—	—
Top Notch Opportunities Limited	231,615,731	5.89	—	—

Notes:

(1) City Lion Profits Corp., ENB Topco 2 S.àr.l, Galaxy Entertainment Group Limited, Mark Liaison Limited, Permira Holdings Limited, Premium Capital Profits Limited, Recurrent Profits Limited and Super Focus Company Limited are, among others, parties to certain arrangements to which Section 317 of the SFO applies and each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any Shares held by the other parties to such arrangements for so long as such arrangements are in place. Their deemed interests pursuant to these arrangements were 1,656,867,855 Shares, 2,331,146,527 Shares, 2,970,755,061 Shares, 2,961,094,206 Shares, 2,179,868,061 Shares, 2,957,446,882 Shares, 2,856,251,022 Shares and 2,701,554,907 Shares respectively.

(2) HSBC International Trustee Limited is the trustee of a discretionary family trust established by Dr. Lui Che Woo as founder, which was interested in 1,313,887,206 Shares.

(3) ENB Topco 2 S.àr.l is deemed to have an interest in the Shares as a result of the direct holding of Shares by ENB Lux 2 S.àr.l, its wholly-owned subsidiary.

(4) Permira Holdings Limited is deemed to have an interest in the Shares in its capacity as the holding company of the general partner and manager of the funds which control the companies holding the Shares.

There was duplication of interests of:

(i) 1,313,887,206 Shares between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu, City Lion Profits Corp. and HSBC International Trustee Limited;

(ii) 9,660,855 Shares between Dr. Lui Che Woo and Mark Liaison Limited;

(iii) 13,308,179 Shares between Dr. Lui Che Woo and Premium Capital Profits Limited;

(iv) 269,200,154 Shares between Dr. Lui Che Woo and Super Focus Company Limited;

(v) 114,504,039 Shares between Mr. Francis Lui Yiu Tung and Recurrent Profits Limited;

(vi) 231,615,731 underlying shares of the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(vii) 265,615,622 Shares (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan;

(viii) 624,605,534 Shares between Permira Holdings Limited and ENB Topco 2 S.àr.l.; and

(ix) apart from the above, duplication of interests also existed among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu, City Lion Profits Corp., ENB Topco 2 S.àr.l, Galaxy Entertainment Group Limited, Mark Liaison Limited, Permira Holdings Limited, Premium Capital Profits Limited, Recurrent Profits Limited and Super Focus Company Limited, which are parties to certain arrangements to which Section 317 of the SFO applies. As a result, each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any Shares held by the other parties to such arrangements for so long as such arrangements are in place. Their interests were duplicated to the extent as disclosed in the relevant notes above.

Save as disclosed above, as at 31st December 2007, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which are required to be recorded in the register required to be kept under section 336 of the SFO.

Share option scheme

The share option scheme of the Company (the "Share Option Scheme") was adopted on 30th May 2002. A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of Shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 329,464,936 Shares, being 10% of the Shares in issue as at 29th June 2006, the date of passing of an ordinary resolution of the shareholders for refreshment of the Mandate Limit.

Overriding Limit — The Company may by ordinary resolution of the shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to its shareholders before such approval is sought. The overriding limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time.

As at the date of this annual report, the total number of Shares available for issue under the Share Option Scheme was 279,006,936 Shares, which represented approximately 7.09% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the Shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the Shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the Shares on the date of grant;

(ii) the average closing prices of the Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on its adoption date, being 30th May 2002 and will expire on 29th May 2012.

The particulars of the movements in the options held by each of the Directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31st December 2007 were as follows:

Name	Date of grant	Number of Options Held at 1st January 2007	Number of Options Exercised during the year	Number of Options Held at 31st December 2007	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	2,700,000	—	2,700,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	590,000	—	590,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	6,000,000	—	6,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	580,000	—	580,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Chan Kai Nang	28th Feb 2003	110,000	—	110,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	270,000	—	270,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Joseph Chee Ying Keung	21st Oct 2005	270,000	—	270,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	3,000,000	—	3,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	400,000	—	400,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Charles Cheung Wai Bun	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Moses Cheng Mo Chi	28th Feb 2003	300,000	300,000[(a)]	—	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	200,000	200,000[(a)]	—	4.5900	22nd Oct 2006 – 21st Oct 2011

Name	Date of grant	Number of Options: Held at 1st January 2007	Number of Options: Exercised during the year	Number of Options: Held at 31st December 2007	Exercise price (HK$)	Exercise period
James Ross Ancell	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
William Yip Shue Lam	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Anthony Thomas Christopher Carter	21st Oct 2005	*2,500,000	—	2,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011
Martin Clarke	—	—	—	—	—	—
Guido Paolo Gamucci	—	—	—	—	—	—
Employees (in aggregate)	20th May 1998	400,000	400,000[(b)]	—	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	228,000	228,000[(c)]	—	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	280,000	280,000[(d)]	—	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	•10,250,000	4,350,000[(e)]	5,900,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	3,724,000	1,846,000[(f)]	1,878,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Others	21st Oct 2005	●5,000,000	1,500,000[(g)]	3,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	●230,000	230,000[(h)]	—	4.5900	22nd Oct 2006 – 21st Oct 2011

* representing share options held by Mr. Anthony Thomas Christopher Carter on his appointment date as a director of the Company on 18th April 2007

• on reclassification of a total number of 2,500,000 share options held by Mr. Anthony Thomas Christopher Carter under "Employees" to "Directors"

● on reclassification of a total number of 1,730,000 share options held by an ex-director under "Directors" to "Others" following his resignation as a director of the Company during the year

Notes:

a. The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$7.11.

b. The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$7.36.

c. The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$7.50.

d. The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$7.52.

e. The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$7.47.

f. The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$7.69.

g. The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$7.48.

h. The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$7.92.

Except for the options granted on 21st October 2005 exercisable within the period from 22nd October 2005 to 21st October 2011 at an exercise price of HK$4.59 per Share, all options referred to above are subject to a one-year vesting period.

No options were granted or cancelled during the year.

The consideration paid by each grantee for each grant of options is HK$1.00.

Except for the Share Option Scheme, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of Shares in or debentures of the Company or any other body corporate.

Connected transaction

On 8th October 2007, a FRN Conversion and Repayment Agreement was entered into between the Company and City Lion Profits Corp. and Recurrent Profits Limited (both of which are connected persons of the Company by virtue of their relationship with Dr. Lui Che Woo and Mr. Francis Lui Yiu Tung respectively) pursuant to which, among other things, the fixed rate notes in the aggregate principal amount and accrued interest of HK$2,371,805,067 issued by the Company were fully repaid by conversion of HK$1,320,289,680 of the principal amount into 156,804,000 new Shares at a price of HK$8.42 each and the balance by cash repayment. Such agreement was approved by independent shareholders at the extraordinary general meeting of the Company held on 21st November 2007 and completed on 27th November 2007. Further details of the agreement were included in the announcement of the Company dated 11th October 2007.

Continuing connected transactions

1. The Company's indirect subsidiaries continued to lease from Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司), an indirect non-wholly owned subsidiary of K. Wah International Holdings Limited ("KWIH"), the office units 1802-1804 of Shanghai K. Wah Centre, No. 1010, Huaihai Zhong Road, Xuhui District, Shanghai, the PRC pursuant to the Tenancy Agreements (collectively the "Tenancy Agreements") entered into on 2nd June 2005 for a 3-year term from 1st June 2005 to 31st May 2008, details of which were included in the joint announcement dated 23rd August 2005 issued by the Company and KWIH. These continuing connected transactions were carried out during the year within the annual cap for 2007.

   Each of the independent non-executive directors of the Company has reviewed the transactions under the Tenancy Agreements and confirms that the transactions have been entered into:

   (1) in the ordinary and usual course of business of the Company;

   (2) on normal commercial terms; and

   (3) in accordance with the Tenancy Agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The auditor of the Company, PricewaterhouseCoopers, has confirmed to the Board of Directors of the Company that:

   (1) the transactions have received the approval of the Company's Board of Directors;

   (2) the transactions have been entered into in accordance with the Tenancy Agreements governing the transactions; and

   (3) the aggregate annual rental under the Tenancy Agreements amounted to HK$2,015,020 for the year ended 31st December 2007 and is the same of the corresponding annual cap.

2. The guaranteed unsecured revolving loan facility in the maximum amount of HK$330 million granted by a wholly owned subsidiary of the Company, namely Brighten Lion Limited to Great Place Developments Limited, a wholly owned subsidiary of KWIH, pursuant to a loan agreement entered into on 22nd July 2002 expired on the final maturity date of 12th September 2007. No amount was outstanding under such facility at any time during the year.

Financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited consolidated financial statements and adjusted as appropriate, is shown on page 30 of this annual report.

Major customers and suppliers

For the year ended 31st December 2007, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including of a capital nature).

Management contracts

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

Donations

Charitable and other donations made by the Group during the year amounted to HK$10,668,000 (2006: HK$13,349,000).

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company at the date of this annual report, there was a sufficient public float of the Company as required under the Listing Rules.

Auditor

The financial statements of the Company for the year ended 31st December 2007 have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 18th April 2008

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

To the Shareholders of Galaxy Entertainment Group Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Galaxy Entertainment Group Limited (the "Company") set out on pages 49 to 124, which comprise the consolidated and company balance sheets as at 31st December 2007, and the consolidated profit and loss statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Responsibility of the directors for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Responsibility of the auditor

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the loss and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th April 2008

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31st December 2007

	Notes	2007 HK$'000	2006 HK$'000
Revenue	7	**13,035,439**	4,669,495
Cost of sales	8	**(11,383,472)**	(4,255,222)
Gross profit		**1,651,967**	414,273
Other income	8	**415,732**	262,325
Administrative expenses		**(928,304)**	(683,422)
Other operating expenses		**(1,058,113)**	(1,025,623)
Operating profit/(loss)	8	**81,282**	(1,032,447)
Finance costs	10	**(557,395)**	(522,226)
Share of profits less losses of			
Jointly controlled entities		**52**	29,623
Associated companies		**—**	(612)
Loss before taxation		**(476,061)**	(1,525,662)
Taxation	11	**(26,172)**	(5,848)
Loss for the year		**(502,233)**	(1,531,510)
Attributable to:			
Shareholders	31	**(466,200)**	(1,531,546)
Minority interests		**(36,033)**	36
		(502,233)	(1,531,510)
		HK cents	HK cents
Loss per share	13		
Basic		**(13.8)**	(46.5)
Diluted		**(13.8)**	(46.5)

CONSOLIDATED BALANCE SHEET

As at 31st December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	15	**4,731,187**	3,882,504
Investment properties	16	**62,500**	62,500
Leasehold land and land use rights	17	**1,580,777**	1,621,917
Intangible assets	18	**14,520,665**	15,520,486
Jointly controlled entities	20	**506,193**	386,520
Associated companies	21	**730**	730
Derivative financial instruments	22	**1,155**	47,072
Other non-current assets	23	**599,602**	904,625
		22,002,809	22,426,354
Current assets			
Inventories	24	**90,449**	94,522
Debtors and prepayments	25	**1,039,336**	689,085
Amounts due from jointly controlled entities	26	**339,168**	174,053
Taxation recoverable		**1,299**	2,546
Other investments	27	**57,768**	39,241
Cash and bank balances	28	**8,230,362**	5,783,197
		9,758,382	6,782,644
Total assets		**31,761,191**	29,208,998

	Notes	2007 HK$'000	2006 HK$'000
EQUITY			
Share capital	29	**393,564**	329,612
Reserves	31	**18,013,088**	13,303,187
Shareholders' funds		**18,406,652**	13,632,799
Minority interests		**531,791**	490,700
Total equity		**18,938,443**	14,123,499
LIABILITIES			
Non-current liabilities			
Borrowings	32	**6,010,571**	8,439,965
Deferred taxation liabilities	33	**1,781,500**	1,778,588
Derivative financial instruments	22	**477,531**	573,109
Provisions	34	**135,622**	120,151
		8,405,224	10,911,813
Current liabilities			
Creditors and accruals	35	**3,901,630**	3,633,551
Amount due to a jointly controlled entity	26	**2,177**	294
Current portion of borrowings	32	**495,247**	532,888
Taxation payable		**18,470**	6,953
		4,417,524	4,173,686
Total liabilities		**12,822,748**	15,085,499
Total equity and liabilities		**31,761,191**	29,208,998

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

COMPANY BALANCE SHEET

As at 31st December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Subsidiaries	19	**1**	1
Current assets			
Amounts due from subsidiaries	19	**14,831,229**	14,973,752
Loans receivable from subsidiaries	19	**381,208**	544,508
Debtors and prepayments	25	**21,378**	1,813
Taxation recoverable		**339**	339
Cash and bank balances	28	**4,548,722**	1,853,249
		19,782,876	17,373,661
Total assets		**19,782,877**	17,373,662
EQUITY			
Share capital	29	**393,564**	329,612
Reserves	31	**17,172,132**	11,993,172
Shareholders' funds		**17,565,696**	12,322,784
LIABILITIES			
Non-current liabilities			
Borrowings	32	**1,320,525**	3,882,559
Derivative financial instruments	32(c)	**468,858**	573,109
		1,789,383	4,455,668
Current liabilities			
Amounts due to subsidiaries	19	**—**	172,955
Creditors and accruals	35	**30,198**	16,555
Current portion of borrowings	32	**397,600**	405,700
		427,798	595,210
Total liabilities		**2,217,181**	5,050,878
Total equity and liabilities		**19,782,877**	17,373,662

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2007

	Notes	2007 HK$'000	2006 HK$'000
Cash flows from operating activities			
Cash generated from operations	36(a)	**1,271,060**	2,232,518
Hong Kong profits tax paid		**(4,017)**	(2,897)
Mainland China income tax and Macau complementary tax paid		**(6,477)**	(275)
Interest paid		**(646,454)**	(529,100)
Net cash from operating activities		**614,112**	1,700,246
Cash flows from investing activities			
Purchase of property, plant and equipment		**(1,303,467)**	(2,727,143)
Purchase of leasehold land and land use rights		**(104)**	(22,463)
Purchase of intangible assets		**(4,268)**	(17,767)
Proceeds from sale of property, plant and equipment		**18,022**	5,575
Proceeds from disposal of a subsidiary	36(b)	**49,217**	—
Proceeds from partial disposal of jointly controlled entities		**102,257**	—
Acquisition of subsidiaries, net of cash acquired		**—**	(23,508)
Acquisition of additional interest in a subsidiary		**—**	(6,327)
Investments in jointly controlled entities and an associated company		**(110,686)**	(64,610)
(Increase)/decrease in amounts due from jointly controlled entities and associated companies		**(157,423)**	16,030
Decrease in amount due to a jointly controlled entity		**(3,284)**	(14,103)
Deferred expenditure		**(13,232)**	(977)
Decrease/(increase) in deferred receivable		**2,730**	(4,047)
Decrease/(increase) in finance lease receivable		**38,419**	(174,270)
Decrease/(increase) in non-current investments		**7,212**	(81,682)
Proceeds from disposal of listed investments		**49,902**	33,730
Proceeds from disposal of non-current investments		**5,509**	—
Interest received		**205,357**	161,734
Net gain from cross-currency swaps for hedging		**27,298**	11,626
Decrease in restricted bank deposits		**209,153**	—
Dividends received from jointly controlled entities		**21,504**	6,565
Dividends received from unlisted and listed investments		**17,018**	9,578
Net cash used in investing activities		**(838,866)**	(2,892,059)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2007

	2007 HK$'000	2006 HK$'000
Cash flows from financing activities		
Issue of new shares	**3,948,508**	18,626
New bank loans	**135,063**	287,420
Repayment of bank loans	**(240,460)**	(50,540)
Issue of convertible notes	**—**	1,872,000
Issue cost of convertible notes	**—**	(25,787)
Repayment of fixed rate notes	**(1,187,939)**	(172,435)
Capital element of finance lease payments	**(3,282)**	(200)
Contribution/(repayment of loans) from minority interests	**13,584**	(18,200)
Dividends paid to minority interests	**(4,582)**	(2,911)
Net cash from financing activities	**2,660,892**	1,907,973
Net increase in cash and bank balances	**2,436,138**	716,160
Cash and bank balances at beginning of year	**5,783,197**	5,068,214
Changes in exchange rates	**11,027**	(1,177)
Cash and bank balances at end of year	**8,230,362**	5,783,197

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2007

	Share capital HK$'000	Reserves HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2006	329,058	14,603,396	14,932,454	491,910	15,424,364
Change in fair value of non-current investments	—	122,004	122,004	—	122,004
Exchange differences	—	40,528	40,528	801	41,329
Change of fair value of cash flow hedges	—	47,072	47,072	—	47,072
Net income recognised directly in equity	—	209,604	209,604	801	210,405
Acquisition of subsidiaries	—	—	—	2,926	2,926
Acquisition of additional interest in a subsidiary	—	—	—	(2,062)	(2,062)
Issue of shares upon exercise of share options	554	18,072	18,626	—	18,626
Fair value of share options	—	3,661	3,661	—	3,661
Dividend paid to minority interests	—	—	—	(2,911)	(2,911)
Loss for the year	—	(1,531,546)	(1,531,546)	36	(1,531,510)
	554	(1,509,813)	(1,509,259)	(2,011)	(1,511,270)
At 31st December 2006	329,612	13,303,187	13,632,799	490,700	14,123,499
Change in fair value of non-current investments	—	(14,938)	(14,938)	1,817	(13,121)
Exchange differences	—	47,995	47,995	8,562	56,557
Change of fair value of cash flow hedges	—	(61,802)	(61,802)	(316)	(62,118)
Net (loss)/income recognised directly in equity	—	(28,745)	(28,745)	10,063	(18,682)
Injection of minority interests	—	—	—	71,643	71,643
Issue of new shares	63,019	5,167,851	5,230,870	—	5,230,870
Issue of shares upon exercise of share options	933	36,995	37,928	—	37,928
Dividend paid to minority interests	—	—	—	(4,582)	(4,582)
Loss for the year	—	(466,200)	(466,200)	(36,033)	(502,233)
	63,952	4,738,646	4,802,598	31,028	4,833,626
At 31st December 2007	**393,564**	**18,013,088**	**18,406,652**	**531,791**	**18,938,443**

1. General Information

Galaxy Entertainment Group Limited (the "Company") is a limited liability company incorporated in Hong Kong and has its listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office and principal place of business is Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

The principal activities of the Company and its subsidiaries (together the "Group") are operation in casino games of chance or games of other forms, provision of hospitality and related services in Macau, and the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China.

2. Basis of Preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Group. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 5 below.

(a) The adoption of new/revised HKFRS

In 2007, the Group adopted the following new standard, amendment and interpretations of HKFRS issued by the HKICPA which are effective for the accounting periods beginning on or after 1st January 2007 and relevant to its operations.

HKAS 1 Amendment	Presentation of financial statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The Group has assessed the impact of the adoption of these new standard, amendment and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 Amendment and HKFRS 7 introduces new disclosures relating to financial instruments and capital management. There is no impact on the classification and valuation of the Group's financial instruments.

2. Basis of Preparation (Continued)

(b) Standards, amendments and interpretations to existing standards which are not yet effective

The following new standard, interpretation and amendments to existing standards, which have been published and are relevant to the Group's operations and consolidated financial statements, which are mandatory for the accounting periods beginning on or after 1st January 2008 or later periods but which the Group has not early adopted:

Effective from 1st January 2008	
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions
Effective from 1st January 2009	
HKAS 1 (Revised)	Presentation of financial statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations
HKFRS 8	Operating Segments
Effective from 1st July 2009	
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 3 (Revised)	Business Combination

The Group has already commenced an assessment of the impact of the above standards and interpretation but is not yet in a position to state whether substantial changes to the Group's accounting policies and presentation of the consolidated financial statements will be resulted.

3. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st December and the share of post acquisition results and reserves of its jointly controlled entities and associated companies attributable to the Group.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

3. Summary of Significant Accounting Policies (Continued)

3.2 Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a direct or indirect shareholding of more than one half of the voting power. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of equity interests to minority interests result in gains and losses for the Group that are recorded in the profit and loss statement. Purchases of equity interests from minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired.

3. Summary of Significant Accounting Policies (Continued)

3.4 Jointly controlled entities and jointly controlled operations

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

The share of post-acquisition profits or losses of jointly controlled entities attributable to the Group is recognised in the profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the share of losses of the Group in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivable, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the interest in the jointly controlled entities held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the jointly controlled entities have been changed where necessary to ensure consistency with the policies of the Group.

Interests in unincorporated jointly controlled operations are accounted for using the proportionate consolidation method under which the share of individual assets and liabilities, income and expenses and cash flows of jointly controlled operations is included in the relevant components of the consolidated financial statements.

3.5 Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management, generally accompanying a shareholding of between 20% to 50% of the voting rights.

Investments in associated companies are accounted for under the equity method of accounting and are initially recognised at cost. The investments in associated companies of the Group include goodwill, net of any accumulated impairment loss, identified on acquisition.

The share of post-acquisition profits or losses of associated companies attributable to the Group is recognised in the profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the share of losses of the Group in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivable, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

3. Summary of Significant Accounting Policies (Continued)

3.5 Associated companies (Continued)

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the interest in the associated companies held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies of the Group.

3.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary, jointly controlled entity and associated company attributable to the Group at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities and associated companies is included in investments in jointly controlled entities and associated companies. Goodwill is tested for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the profit and loss statement.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

No depreciation is provided on assets under construction until it is completed and is ready in use. Depreciation of other property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Leasehold improvement	Over the remaining period of the lease
Buildings	50 years
Plant and machinery	4 to 20 years
Gaming equipment	3 to 5 years
Other assets	2 to 10 years

3. Summary of Significant Accounting Policies (Continued)

3.7 Property, plant and equipment (Continued)

The residual values and useful lives of the assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Gains and losses on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

3.8 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out annually by external valuers. Changes in fair values are recognised in the profit and loss statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of the previous impairment loss, this write-back is recognised in the profit and loss statement.

3.9 Gaming licence

Gaming licence is carried at cost less accumulated amortisation. It has a finite useful life and is amortised over its estimated useful life of 17 years on a straight-line basis.

3.10 Computer software

Costs incurred to acquire and bring to use the specific computer software licences are capitalised and are amortised over their estimated useful lives of three years on a straight line basis. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

3. Summary of Significant Accounting Policies (Continued)

3.11 Impairment of investments in subsidiaries, associated companies and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3.12 Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. Quarry site improvements represent estimated costs for environmental restoration and any changes in the estimates are adjusted in the carrying value of the quarry site improvements. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

3.13 Financial assets

The Group classifies its financial assets in the categories of financial assets at fair value through profit or loss (including other investments), loans and receivable, and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition depending on the purpose for which the investments were acquired and re-evaluates this designation at every balance sheet date.

(a) Financial assets at fair value through profit or loss (including other investments)

Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and subsequently carried at fair value. Transaction costs are expensed in the profit and loss statement.

(b) Loans and receivable

Loans and receivable are non-derivative financial assets with fixed or determinable payment terms that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date, which are classified as non-current assets. Loans and receivable are carried at amortised cost using the effective interest method.

3. Summary of Significant Accounting Policies (Continued)

3.13 Financial assets (Continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in the balance sheet under non-current investments unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale financial assets are initially recognised at fair value plus transaction cost and subsequently carried at fair value.

Regular way purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Realised and unrealised gains and losses arising from changes in fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement. Unrealised gains and losses arising from changes in fair value non-monetary available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from investments.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active and for unlisted securities, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, refined to reflect the specific circumstances of the issuer.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale investments, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment losses recognised in the profit and loss statement on available-for-sale investments are not reversed through the profit and loss statement.

3.14 Derivative financial instruments

Derivative financial instruments, including put option of shares and embedded derivative liability of convertible notes, are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

3. Summary of Significant Accounting Policies (Continued)

3.14 Derivative financial instruments (Continued)

The fair value of hedging derivative is classified as a non-current asset or liability where the remaining maturity of the hedge item is more than twelve months, and as a current asset or liability, where the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

For fair value hedge, where the instruments are designated to hedge fair value of recognised assets or liabilities, changes in the fair value of these derivatives and the changes in the fair value of the hedged assets or liabilities attributable to the hedged risk are recognised in the profit and loss statement as finance costs. When the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which effective interest method is used is amortised to profit or loss over the period to maturity.

For cash flow hedge, where instruments are designated to hedge against the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss statement within finance costs. Amounts accumulated in equity are recycled in the profit and loss statement in the financial period when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss statement.

3.15 Debtors and prepayments

Debtors and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment, which is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of debtors is reduced through the use of an allowance account and the amount of the provision is recognised in the profit and loss statement within other operating expenses. When a debtor is uncollectible, it is written off against the allowance account for debtors. Subsequent recoveries of amounts previously written off are credited to the profit and loss statement against other operating expenses.

3. Summary of Significant Accounting Policies (Continued)

3.16 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost of construction materials is calculated on the weighted average basis, comprising materials, direct labour and an appropriate proportion of production overhead expenditure. Cost of playing cards is determined using the first-in, first-out method and food and beverages using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement less bank overdrafts.

3.18 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its equity share capital, the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the equity holders and the shares are cancelled.

3.19 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

3.20 Convertible notes

(a) Convertible notes with equity component

Convertible notes that can be converted to equity share capital at the option of the holders, where the number of shares that would be issued on conversion and the value of the consideration that would be received do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible notes is determined using a market interest rate for an equivalent non-convertible note. The remainder of the proceeds is allocated to the conversion option as equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

3. Summary of Significant Accounting Policies (Continued)

3.20 Convertible notes (Continued)

(a) *Convertible notes with equity component (Continued)*

The liability component is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity. The equity component is recognised in equity, net of any tax effects.

When the note is converted, the relevant equity component and the carrying amount of the liability component at the time of conversion are transferred to share capital and share premium for the shares issued. When the note is redeemed, the relevant equity component is transferred to retained profit.

(b) *Convertible notes without equity component*

All other convertible notes which do not exhibit the characteristics mentioned in (a) above are accounted for as hybrid instruments consisting of an embedded derivative and a host debt contract.

At initial recognition, the embedded derivative of the convertible notes is accounted for as derivative financial instruments and is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as a liability under the contract. Transaction costs that relate to the issue of the convertible notes are allocated to the liability under the contract.

The derivative component is subsequently carried at fair value and changes in fair value are recognised in the profit and loss statement. The liability under the contract is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity.

When the note is converted, the carrying amount of the liability under the contract together with the fair value of the relevant derivative component at the time of conversion are transferred to share capital and share premium as consideration for the shares issued. When the note is redeemed, any difference between the redemption amount and the carrying amounts of both components is recognised in the profit and loss statement.

3.21 Leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the remaining lease liability. The corresponding lease obligations, net of finance charges, are included under current and non-current liabilities. The finance charges are charged to the profit and loss statement over the lease periods. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

3. Summary of Significant Accounting Policies (Continued)

3.21 Leases (Continued)

Assets leased to third parties under agreements that transfer substantially all the risk and rewards incident to ownership of the relevant assets to the lessees are classified as investments in finance leases. The present value of the lease payments is recognised as a receivable in the balance sheet. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Gross earnings under finance leases are recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return on the net investment in the leases.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases, net of any incentives received from the lessors, are charged to the profit and loss statement on a straight line basis over the period of the leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of the leasehold land and land use rights is capitalised under the relevant assets when the property on the leasehold land is under construction.

3.22 Creditors and accruals

Trade creditors are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.23 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, before any tax effects, that reflect current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.24 Current and deferred taxation

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries, jointly controlled entities and associated companies operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

3. Summary of Significant Accounting Policies (Continued)

3.24 Current and deferred taxation (Continued)

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.25 Employee benefits

(a) Employees entitlement, benefits and bonus

Contributions to publicly or privately administered defined contribution retirement or pension plans on a mandatory, contractual or voluntary basis are recognised as employee benefit expense in the financial period when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after the balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) Share-based compensation

The fair value of the employee services received in exchange for the grant of the options under the equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the profit and loss statement over the remaining voting period with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

3. Summary of Significant Accounting Policies (Continued)

3.26 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the financial period in which they are incurred.

3.27 Revenue recognition

Revenue comprises the fair value of the consideration for the sale of goods and services provided in the ordinary course of the activities of the Group. Revenue is shown, net of value-added tax, returns, rebates and discounts, allowance for credit and other revenue reducing factors.

Revenue is recognised when the amount can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria for each of the activities have been met. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the activities have been resolved. Estimates are based on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a) Gaming operations

Revenue from gaming operations, representing the net gaming wins, is recognised when the relevant services have been rendered and is measured at the entitlement of economic inflows of the Group from the business.

(b) Hotel operations

Revenue from hotel room rental and food and beverages sales is recognised when the relevant services have been rendered.

(c) Construction materials

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

(d) Rental income

Rental income, net of any incentives given to the lessee, is recognised over the periods of the respective leases on a straight-line basis.

(e) Administrative fee

Administrative fee is recognised when the services have been rendered.

(f) Interest income

Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(g) Dividend income

Dividend income is recognised when the right to receive payment is established.

3. Summary of Significant Accounting Policies (Continued)

3.28 Foreign currencies

Transactions included in the consolidated financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the Group operates (the "functional currency"). The consolidated financial statements are presented in Hong Kong dollar, which is the functional and presentation currency of the Company.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets held at fair value through profit or loss is reported as part of the fair value gain or loss. Translation difference on non-monetary available-for-sale investments is included in equity.

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the exchange rate ruling at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rates ruling at the balance sheet date.

3.29 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. Summary of Significant Accounting Policies (Continued)

3.30 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the consolidated financial statements in the financial period in which the dividend payable becomes legal and constructive obligations of the Company.

4. Financial Risk Management

The major financial instruments of the Group include trade and other receivables, amounts due from related parties, cash and bank balances, restricted bank deposits, non-current and other investments, trade and other creditors, amounts due to related parties and borrowings. Details of these financial instruments are disclosed in respective notes. The activities of the Group expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and other price risk), credit risk and liquidity risk. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

The Group seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. It does not enter into or trade derivative financial instruments for speculative purpose. The management of the Group identifies, evaluates and manages significant financial risks in the individual operating units of the Group.

4.1 Financial risk factors

(a) Market risk

(i) Foreign exchange risk

The Group operates in Hong Kong, Macau and Mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, the Renminbi and the Macau Patacas. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, which are denominated in a currency that is not the functional currency of the Group.

Foreign currency exposures are covered by forward contracts and cross-currency interest rate swap contracts whenever appropriate.

As at 31st December 2007, the Group had entered into cross-currency interest rate swap contracts, which were designated as cash flow hedges and fair value hedges to hedge the foreign currency risk on the Guaranteed Notes (see note 32(b)).

At 31st December 2007, if Hong Kong dollar had weakened or strengthened by 0.1% against the United States dollar with all other variables held constant, loss after tax for the year would have been HK$473,000 (2006: HK$1,548,000) higher or lower, mainly as a result of foreign exchange gains/losses arising on translation of US dollar-denominated bank balances and debtors, borrowings and fair value change in derivative financial instruments.

4. Financial Risk Management (Continued)

4.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(ii) Price risk

The Group is exposed to equity price changes arising from equity investments held by the Group classified on the consolidated balance sheet either as other investments (see note 27) or non-current investments (see note 23(a)). Other than unquoted securities held for strategic purposes, all of these investments are listed. The Group is not exposed to commodity price risk.

All of the Group's unquoted investments are held for long term strategic purposes. Their performance is assessed at least bi-annually against performance of similar listed entities, based on the information available to the Group, together with an assessment of their relevance to the Group's long term strategic plans.

The Group is also exposed to equity price risk arising from changes in the Company's own share price to the extent that the Company's own equity instruments underlie the fair values of derivatives or other financial liabilities of the Group. As at 31st December 2007, the Group was exposed to this risk through the conversion rights attached to the Convertible Notes issued by the Company as disclosed in note 32(c).

The following table shows the approximate effect on the Group's loss after tax if the Company's own share price (for the conversion option of certain convertible bonds) were 5% (2006: 5%) higher or lower with all other variables held constant.

	2007 HK$'000	2006 HK$'000
If the market price of the Company's own share price were 5% (2006: 5%) higher with all other variables held constant		
Loss after tax for the year increased by	**43,000**	42,000
If the market price of the Company's own share price were 5% (2006: 5%) lower with all other variables held constant		
Loss after tax for the year decreased by	**41,000**	42,200

4. Financial Risk Management (Continued)

4.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(iii) Interest rate risk

The Group is exposed to interest rate risk through the impact of changes in the rates on interest bearing liabilities and assets. The Group follows a policy of developing long-term banking facilities to match its long-term investments in Hong Kong, Macau and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

As the Group has no significant interest bearing assets, other than deposits and cash at banks, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rate risk of the Group arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

At 31st December 2007, if interest rates on borrowings at that date had been 0.5% higher or lower with all other variables held constant, loss after tax for the year would have been HK$3,056,000 (2006: HK$3,566,000) higher or lower, mainly as a result of higher or lower interest expense on floating rate borrowings.

At 31st December 2007, if interest rates on deposits and cash at banks at that date had been 0.5% higher or lower with all other variables held constant, loss after tax for the year would have been HK$37,234,000 (2006: HK$24,347,000) lower or higher.

(b) Credit risk

Credit risk arises from cash, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions, and the VIP club promoters. Cash and bank balances are deposited in banks with sound credit ratings to mitigate the risk arising from banks. The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group also has policies in place to assess the credit worthiness of customers to ensure that sales of construction materials are made to customers with an appropriate credit history. Besides, management of the Group monitors its credit risk on an ongoing basis by reviewing the debtors' aging to minimise its exposure to credit risk.

The Group currently provides credit to the VIP club promoters and players of gaming. The provision of credit in gaming is governed by the group credit policy and procedures for gaming operation. Credit checks of the applicants are performed before the approval of credit applications and credit limits are granted based on the performance record of the applicants and the financial strength of the applicants and the guarantors. Management of the Group performs regular review of the credit profile to minimise the credit risk.

4. Financial Risk Management (Continued)

4.1 Financial risk factors (Continued)

(c) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due. The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingency liquidity support.

The contractual maturity of the Group and the Company for its financial liabilities, drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company is required to pay and include both interest and principal, is set out below.

Group

	Within one year HK$'000	Between one to two years HK$'000	Between two to five years HK$'000	Over five years HK$'000	Total HK$'000
At 31st December 2007					
Bank loans	**589,828**	**3,267**	**9,157**	**16,477**	**618,729**
Guaranteed notes	**461,248**	**461,248**	**5,680,423**	**—**	**6,602,919**
Convertible notes	**—**	**—**	**1,403,142**	**—**	**1,403,142**
Other borrowings	**3,990**	**4,389**	**—**	**—**	**8,379**
Derivative financial instruments	**—**	**60**	**477,471**	**—**	**477,531**
Creditors and accruals	**3,523,414**	**62,921**	**1,889**	**313,406**	**3,901,630**
At 31st December 2006					
Bank loans	689,955	3,440	9,628	19,561	722,584
Fixed rate notes	—	2,778,985	—	—	2,778,985
Guaranteed notes	471,402	471,402	3,155,931	2,990,858	7,089,593
Convertible notes	—	—	1,293,443	—	1,293,443
Other borrowings	108	—	—	—	108
Derivative financial instruments	—	—	573,109	—	573,109
Creditors and accruals	3,243,325	5,777	1,848	382,601	3,633,551

4. Financial Risk Management (Continued)

4.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

Company

	Within one year HK$'000	Between one to two years HK$'000	Between two to five years HK$'000	Total HK$'000
At 31st December 2007				
Bank loans	**397,891**	**—**	**—**	**397,891**
Convertible notes	**—**	**—**	**1,403,142**	**1,403,142**
Derivative financial instruments	**—**	**—**	**468,858**	**468,858**
Creditors and accruals	**30,198**	**—**	**—**	**30,198**
At 31st December 2006				
Bank loans	561,369	—	—	561,369
Fixed rate notes	—	2,778,985	—	2,778,985
Convertible notes	—	—	1,293,443	1,293,443
Derivative financial instruments	—	—	573,109	573,109
Creditors and accruals	16,555	—	—	16,555
Amounts due to subsidiaries	172,955	—	—	172,955

The table below analyses the Group's cross-currency swap contracts which will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within one year HK$'000	Between one to two years HK$'000	Between two to five years HK$'000	Total HK$'000
At 31st December 2007				
Cross-currency swap contracts				
Outflow	**(427,888)**	**(3,144,888)**	**(2,111,548)**	**(5,684,324)**
Inflow	**461,248**	**3,191,248**	**2,141,661**	**5,794,157**
At 31st December 2006				
Cross-currency swap contracts				
Outflow	(434,031)	(434,031)	(5,268,721)	(6,136,783)
Inflow	470,126	470,126	5,337,828	6,278,080

4. Financial Risk Management (Continued)

4.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group will consider the macro economic conditions, prevailing borrowing rate in the market and adequacy of cash flows generating from operations and may raise funding through capital market or bank borrowings as necessary. The Group may also adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total assets less cash and bank balances. Net debt is calculated as total borrowings (including "current and non-current borrowings" as shown in the consolidated balance sheet) less cash and bank balances.

The gearing ratios at 31st December 2007 and 2006 were as follows:

	2007 HK$'000	2006 HK$'000
Total borrowings (note 32)	**(6,505,818)**	(8,972,853)
Less: cash and bank balances (note 28)	**8,230,362**	5,783,197
Net cash/(debt)	**1,724,544**	(3,189,656)
Total assets less cash and bank balances	**23,530,829**	23,425,801
Gearing ratio	**N/A**	14%

The improvement in the gearing ratio during 2007 resulted primarily from the full repayment of the fixed rate notes and the issuance of new ordinary shares during the year as disclosed in note 29(b) below.

4.3 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities, other financial assets and embedded financial liabilities, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The nominal values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year (including debtors, cash and bank balances, creditors and current borrowings) are assumed to approximate their fair values.

5. Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the consolidated financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

(a) Impairment of gaming licence

Gaming licence represents the fair value of licence acquired on the acquisition of Galaxy and is amortised on a straight line basis over its estimated useful life, which is the remaining licence period. When there is indication for impairment, the Group tests whether the licence has suffered any impairment based on value-in-use calculations. The methodologies are based upon estimates of future results, assumptions as to income and expenses of the business, future economic conditions on growth rates and estimation of the future returns.

(b) Useful lives of property, plant and equipment

The management determines the estimated useful lives and residual values for its property, plant and equipment. Management will revise the depreciation charge where useful lives are different from previously estimates, or it will write-off or write-down obsolete or non-strategic assets that have been abandoned or sold.

(c) Impairment of available-for-sale financial assets

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The fair value also reflects the discounted cash flows that could be expected from the ultimate sale after deducting the estimated expenses directly associated with the sale. The Group determines whether an investment is impaired by evaluating the duration and extent to which the fair value of an investment is less than its cost.

(d) Fair value of derivative financial instruments

The fair value of derivative financial instruments is with reference to the valuation performed by an independent valuer by reference to the Binomial model. In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date.

(e) Provisions

The Group carries out environmental restoration for its quarry sites. Management estimates the related provision for future environmental restoration based on an estimate of future expenditure for the restoration. These provisions require the use of different assumptions, such as discount rates for the discounting of non-current provision due to time value of money, the timing and extents of cash outflows.

(f) Share-based payments

The fair value of option granted is estimated by independent professional valuers based on the various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the share options at the date of granting the options.

5. Critical Accounting Estimates and Judgements (Continued)

(g) Taxation

The Group is subject to taxation in Hong Kong, Macau and Mainland China. Significant judgement is required in determining the provision for taxation for each entity in the Group. There are transaction and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred taxation provisions in the financial period in which such determination is made.

6. Segment Information

In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions and mainly exclude tax liabilities and borrowings. There are no sales or trading transaction between the business segments.

(a) Business segments

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31st December 2007				
Revenue	11,481,227	1,554,212	—	13,035,439
Operating (loss)/profit (note)	(203,059)	74,898	209,443	81,282
Finance costs				(557,395)
Share of profits less losses of Jointly controlled entities	174	(122)	—	52
Loss before taxation				(476,061)
Taxation				(26,172)
Loss for the year				(502,233)
Capital expenditure	(1,233,343)	(32,413)	(4,184)	(1,269,940)
Depreciation	(248,491)	(77,331)	(2,458)	(328,280)
Amortisation	(1,038,612)	(45,731)	—	(1,084,343)
Impairment of non-current investments	—	—	(4,569)	(4,569)
Impairment of property, plant and equipment	—	(27,457)	—	(27,457)
Impairment of trade debtors	—	(3,016)	—	(3,016)

Note: Results of the gaming and entertainment division include pre-opening expenses of HK$22,199,000 incurred for the Galaxy mega resort.

6. Segment Information (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31st December 2006				
Revenue	3,388,767	1,280,728	—	4,669,495
Operating (loss)/profit (note)	(1,187,893)	52,512	102,934	(1,032,447)
Finance costs				(522,226)
Share of profits less losses of				
Jointly controlled entities	(2,803)	32,426	—	29,623
Associated companies	—	(612)	—	(612)
Loss before taxation				(1,525,662)
Taxation				(5,848)
Loss for the year				(1,531,510)
Capital expenditure	(2,773,738)	(69,533)	(5,459)	(2,848,730)
Depreciation	(60,570)	(82,729)	(1,194)	(144,493)
Amortisation	(1,007,187)	(38,459)	—	(1,045,646)
Impairment of non-current investments	—	—	(4,237)	(4,237)
Impairment of property, plant and equipment	—	(784)	—	(784)

Note: Results of the gaming and entertainment division included pre-opening expenses of HK$267,868,000 incurred for the City Club Casinos and the StarWorld Casino and Hotel.

6. Segment Information (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
As at 31st December 2007				
Segment assets	**20,593,125**	**1,855,623**	**8,805,520**	**31,254,268**
Jointly controlled entities	**(2,595)**	**508,788**	**—**	**506,193**
Associated companies	**—**	**730**	**—**	**730**
Total assets				**31,761,191**
Segment liabilities	**3,153,545**	**586,592**	**9,082,611**	**12,822,748**
As at 31st December 2006				
Segment assets	20,403,330	1,782,149	6,636,269	28,821,748
Jointly controlled entities	(2,769)	389,289	—	386,520
Associated companies	—	730	—	730
Total assets				29,208,998
Segment liabilities	2,907,093	539,522	11,638,884	15,085,499

(b) Geographical segments

	Revenue HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Year ended 31st December 2007			
Macau	**11,756,085**	**1,238,195**	**24,698,271**
Hong Kong	**686,311**	**9,592**	**5,694,789**
Mainland China	**593,043**	**22,153**	**1,368,131**
	13,035,439	**1,269,940**	**31,761,191**
Year ended 31st December 2006			
Macau	3,620,336	2,796,186	25,077,008
Hong Kong	516,380	30,515	2,860,182
Mainland China	532,779	22,029	1,271,808
	4,669,495	2,848,730	29,208,998

7. Revenue

Revenue comprises turnover from sales of construction materials, gaming operations and hotel operations.

	2007 HK$'000	2006 HK$'000
Sales of construction materials	**1,554,212**	1,280,728
Gaming operations		
Net gaming wins	**11,135,284**	3,186,893
Contributions (note)	**78,966**	167,057
Tips received	**33,276**	19,692
Hotel operations		
Room rental	**139,519**	10,739
Food and beverages	**37,835**	3,924
Others	**56,347**	462
	13,035,439	4,669,495

Note: In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the consolidated financial statements.

7. Revenue (Continued)

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2007 HK$'000	2006 HK$'000
Net gaming wins	**1,730,121**	2,732,614
Tips received and other income	**11,242**	22,820
Interest income	**9,527**	18,085
	1,750,890	2,773,519
Operating expenses		
Special gaming tax and funds to the Macau Government	**(698,314)**	(1,101,141)
Commission and allowances to promoters	**(615,260)**	(1,042,232)
Employee benefit expenses	**(292,793)**	(328,559)
Other operating expenses	**(84,770)**	(73,065)
	(1,691,137)	(2,544,997)
Contributions from gaming operations	**59,753**	228,522
Contributions from/(net entitlements of) the Service Providers	**19,213**	(61,465)
Contributions attributable to the Group	**78,966**	167,057

8. Cost of Sales, Other Income and Operating Profit/(Loss)

		2007 HK$'000	2006 HK$'000
(a)	Cost of sales		
	Special gaming tax and funds to the Macau Government	**4,439,215**	1,289,236
	Commission and allowances to promoters	**4,207,442**	1,240,210
	Cost of inventories sold	**1,306,974**	1,106,659
	Other direct costs	**1,429,841**	619,117
		11,383,472	4,255,222
(b)	Other income		
	Rental income	**3,792**	9,286
	Interest income		
	Bank deposits	**219,281**	156,578
	Loan to jointly controlled entities (note 26a)	**5,409**	2,073
	Loan to a related company	**—**	3,371
	Deferred receivable (note 23c)	**719**	797
	Administrative fees from gaming operations	**30,089**	16,864
	Dividend income from unlisted investments	**11,973**	9,229
	Dividend income from listed investments	**1,223**	349
	Realised and unrealised gain on listed investments	**68,429**	3,883
	Gain on partial disposal of jointly controlled entities	**28,863**	—
	Gain on disposal of non-current investments	**1,736**	—
	Gross earnings on finance lease	**14,514**	11,441
	Foreign exchange gain	**1,146**	9,417
	Others	**28,558**	39,037
		415,732	262,325

8. Cost of Sales, Other Income and Operating Profit/(Loss) (Continued)

	2007 HK$'000	2006 HK$'000
(c) Operating profit/(loss) is arrived at after charging		
Depreciation	**328,280**	144,493
Amortisation		
Gaming licence	**998,360**	998,089
Computer software	**5,728**	1,135
Overburden removal costs	**15,057**	16,475
Quarry site improvements	**20,609**	15,050
Quarry site development	**3,105**	1,959
Leasehold land and land use rights (note i)	**41,484**	12,938
Operating lease rental		
Land and buildings	**81,169**	49,166
Plant and machinery	**1,738**	3,900
Royalty	**4,790**	5,916
Loss on disposal of property, plant and equipment	**1,229**	119
Loss on disposal of a subsidiary (note 37)	**2,337**	—
Staff costs, including Directors' remuneration (note ii)	**1,406,263**	947,069
Impairment of non-current investments	**4,569**	4,237
Impairment of property, plant and equipment	**27,457**	784
Impairment of trade debtors	**3,016**	—
Change in fair value of investment properties	**—**	500
Outgoing in respect of investment properties	**518**	660
Auditor's remuneration		
Audit services		
Provision for the year	**7,525**	7,643
Under-provision in prior year	**54**	1,375
Non-audit services		
Provision for the year	**2,501**	476
Under-provision in prior year	**77**	78

(i) There is no capitalisation of amortisation of leasehold land and land use rights in assets under construction in 2007 (2006: HK$26,349,000).

(ii) Staff costs do not include share option expenses in 2007 (2006: HK$3,661,000). The amount is stated after amount capitalised in assets under construction and fixed assets in the aggregate of HK$92,210,000 (2006: HK$48,559,000).

9. Management Remuneration

(a) Directors' remuneration

	Fees HK$'000	Salary, allowance and benefit in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Share options note d HK$'000	2007 Total HK$'000	2006 Total HK$'000
Executive Directors							
Dr. Lui Che Woo	100	3,150	3,000	158	—	**6,408**	3,527
Mr. Francis Lui Yiu Tung	127	11,550	3,000	577	—	**15,254**	12,067
Mr. Chan Kai Nang	80	2,587	—	100	—	**2,767**	2,692
Mr. Joseph Chee Ying Keung	80	2,288	610	205	—	**3,183**	2,712
Mr. William Lo Chi Chung	80	789	172	38	—	**1,079**	1,061
Ms. Paddy Tang Lui Wai Yu	80	—	—	—	—	**80**	268
	547	20,364	6,782	1,078	—	**28,771**	22,327
Non-executive Directors							
Dr. Charles Cheung Wai Bun	217	—	—	—	—	**217**	298
Mr. Moses Cheng Mo Chi	160	—	—	—	—	**160**	254
Mr. James Ross Ancell	160	—	—	—	—	**160**	278
Dr. William Yip Shue Lam	117	—	—	—	—	**117**	198
Mr. Anthony Thomas Christopher Carter	—	98	—	—	—	**98**	—
Dr. Martin Clarke	—	—	—	—	—	**—**	—
Mr. Guido Paolo Gamucci	—	—	—	—	—	**—**	—
	654	98	—	—	—	**752**	1,028
Total 2007	**1,201**	**20,462**	**6,782**	**1,078**	**—**	**29,523**	
Total 2006	1,080	19,406	304	1,017	1,548		23,355

The discretionary bonuses paid in 2007 were in relation to performance for 2006.

9. Management Remuneration (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2006: one) Directors whose emoluments are reflected in note (a) above. The emoluments of the remaining three individuals (2006: four) are as follows:

	2007 HK$'000	2006 HK$'000
Salaries and other emoluments	**12,915**	21,380
Discretionary bonuses	**2,188**	3,194
Retirement benefits	**476**	675
	15,579	25,249

The emoluments of these individuals fell within the following bands:

	Number of individuals	
	2007	2006
HK$4,000,001 – HK$4,500,000	**—**	2
HK$4,500,001 – HK$5,000,000	**2**	—
HK$5,500,001 – HK$6,000,000	**1**	—
HK$6,000,001 – HK$6,500,000	**—**	1
HK$10,500,001 – HK$11,000,000	**—**	1
	3	4

(c) Retirement benefit schemes

In Hong Kong, the Group makes monthly contributions to the Mandatory Provident Fund (MPF) Scheme equal to 5% of the relevant income of the employees in compliance with the legislative requirement. In addition, the Group also makes defined top-up contributions to the same scheme or the Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. For the top-up schemes, the Group's contributions to the schemes may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the Group in independently administered funds.

The Group also operates a defined contribution scheme which is a unitized scheme, for eligible employees in Macau. The Galaxy Staff Pension Fund Scheme is established and managed by an independent management company appointed by the Group. Both the Group and the employees make equal share of monthly contributions to the scheme.

9. Management Remuneration (Continued)

(c) Retirement benefit schemes (Continued)

Employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 10% to 22%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$43,298,000 (2006: HK$29,356,000), after deducting forfeitures of HK$27,571,000 (2006: HK$1,119,000), leaving HK$1,389,000 (2006: HK$292,000) available to reduce future contributions.

(d) Share options

The value of the share options granted to the Directors and employees under the share option scheme of the Company represents the fair value of these options charged to the profit and loss statement for the year according to their vesting periods.

10. Finance Costs

	2007 HK$'000	2006 HK$'000
Interest expenses		
Guaranteed fixed rate notes not wholly repayable within five years	—	276,340
Guaranteed fixed rate notes and floating rate notes wholly repayable within five years	**493,842**	206,393
Fixed rate notes wholly repayable within five years	**123,141**	140,781
Convertible notes wholly repayable within five years	**111,630**	5,464
Bank loans and overdrafts	**35,792**	31,795
Obligations under finance leases wholly payable within five years	**1,227**	56
Change in fair value of derivative under the convertible notes	**(105,924)**	(67,818)
Net gain from cross-currency swap contracts for hedging	**(14,174)**	(11,626)
Other borrowing costs	**15,981**	12,901
	661,515	594,286
Amount capitalised in assets under construction	**(104,120)**	(72,060)
	557,395	522,226

11. Taxation

	2007 HK$'000	2006 HK$'000
Current taxation		
Hong Kong profits tax	**7,660**	708
Mainland China income tax	**11,965**	1,932
Macau complementary tax	**3,635**	4,029
Deferred taxation	**2,912**	(821)
	26,172	5,848

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

The taxation on the loss before taxation of the Group differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, is as follows:

	2007 HK$'000	2006 HK$'000
Loss before taxation	**(476,061)**	(1,525,662)
Share of profits less losses of		
Jointly controlled entities	**(52)**	(29,623)
Associated companies	**—**	612
	(476,113)	(1,554,673)
Tax calculated at applicable tax rate	**73,925**	198,149
Income under tax relief	**527**	1,769
Income not subject to tax	**20,607**	7,638
Profit/(loss) exempted from taxation	**97,881**	(33,654)
Expenses not deductible for tax purpose	**(163,216)**	(145,778)
Utilisation of previously unrecognised tax losses	**1,257**	6,866
Tax losses not recognised	**(56,653)**	(40,556)
Under provision of tax	**(500)**	(282)
Taxation charge	**(26,172)**	(5,848)

12. Loss Attributable to Shareholders

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$25,886,000 (2006: HK$68,975,000).

13. Loss Per Share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$466,200,000 (2006: HK$1,531,546,000) and the weighted average of 3,373,065,022 shares (2006: 3,293,135,440 shares) in issue during the year.

The diluted loss per share for 2007 and 2006 equals to the basic loss per share since the exercise of the outstanding share options or conversion of convertible notes would not have a dilutive effect on the loss per share.

14. Dividends

The Board of Directors has resolved not to declare any dividend for the year ended 31st December 2007 (2006: nil).

15. Property, Plant and Equipment

Group

	Buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Gaming equipment and other assets HK$'000	Assets under construction HK$'000	Total HK$'000
Cost						
At 31st December 2006	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
Exchange differences	2,933	6	19,608	12,788	—	35,335
Additions	173,268	4,989	38,964	42,939	992,176	1,252,336
Transfer	376	(1,434)	(60,395)	61,453	—	—
Disposal of a subsidiary	(5,294)	—	(51,719)	(1,341)	—	(58,354)
Disposals	(2,354)	(2,253)	(43,977)	(21,763)	—	(70,347)
At 31st December 2007	1,863,868	54,559	1,149,085	960,091	1,790,481	5,818,084
Accumulated depreciation and impairment						
At 31st December 2006	21,652	35,368	511,403	208,187	—	776,610
Exchange differences	488	100	8,872	8,823	—	18,283
Charge for the year	57,280	6,697	99,430	164,873	—	328,280
Disposal of a subsidiary	(2,498)	—	(9,156)	(983)	—	(12,637)
Disposals	(986)	(706)	(38,461)	(10,943)	—	(51,096)
Impairment	13,781	1,863	11,585	228	—	27,457
At 31st December 2007	89,717	43,322	583,673	370,185	—	1,086,897
Net book value						
At 31st December 2007	**1,774,151**	**11,237**	**565,412**	**589,906**	**1,790,481**	**4,731,187**
Cost						
At 31st December 2005	41,773	34,778	726,144	274,274	752,306	1,829,275
Exchange differences	1,751	81	11,609	7,575	—	21,016
Acquisition of subsidiaries	—	—	6,922	1,398	—	8,320
Additions	23,644	9,051	55,473	595,139	2,142,245	2,825,552
Transfer	1,628,168	9,638	458,440	—	(2,096,246)	—
Disposals	(397)	(297)	(11,984)	(12,371)	—	(25,049)
At 31st December 2006	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
Accumulated depreciation and impairment						
At 31st December 2005	7,736	26,102	455,177	152,597	—	641,612
Exchange differences	253	36	4,693	4,094	—	9,076
Charge for the year	13,722	9,276	59,707	61,788	—	144,493
Disposals	(59)	(46)	(8,958)	(10,292)	—	(19,355)
Impairment	—	—	784	—	—	784
At 31st December 2006	21,652	35,368	511,403	208,187	—	776,610
Net book value						
At 31st December 2006	1,673,287	17,883	735,201	657,828	798,305	3,882,504

(a) Other assets comprise barges, furniture and equipment, operating equipment and motor vehicles.

(b) The net book amount of other equipment held under finance leases amounts to HK$7,702,000 (2006: HK$127,000).

(c) During the year, borrowing costs of HK$104,120,000 (2006: HK$72,060,000) arising on financing specifically entered into for the construction of a building, as well as amortisation of prepayments of lease premium of nil (2006: HK$26,349,000), have been capitalised and included in assets under construction. A capitalisation rate of 3.84% (2006: 5.96%) was used, representing the effective borrowing cost of the loan used to finance the project.

16. Investment Properties

	Group 2007 HK$'000	Group 2006 HK$'000
At valuation		
Beginning of the year	**62,500**	63,000
Change in fair value	**—**	(500)
End of the year	**62,500**	62,500

Investment properties are held under leases of 10 to 50 years in Hong Kong and were valued on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

17. Leasehold Land and Land Use Rights

	Group 2007 HK$'000	Group 2006 HK$'000
Net book value at beginning of the year	**1,621,917**	1,638,620
Exchange differences	**240**	121
Additions	**104**	22,463
Amortisation	**(41,484)**	(39,287)
Net book value at end of the year	**1,580,777**	1,621,917
Cost	**1,766,277**	1,765,933
Accumulated amortisation	**(185,500)**	(144,016)
Net book value	**1,580,777**	1,621,917
Leases of between 10 to 50 years		
Macau	**1,344,091**	1,378,510
Hong Kong	**233,503**	240,462
Mainland China	**3,183**	2,945
	1,580,777	1,621,917

Leasehold land in Hong Kong with net book values of HK$222,173,000 (2006: HK$216,978,000) has been pledged as securities for the bank borrowings (note 32).

18. Intangible Assets

Group

	Goodwill HK$'000	Gaming licence HK$'000	Computer software HK$'000	Total HK$'000
Cost				
At 31st December 2006	33,014	16,887,329	18,201	16,938,544
Additions	—	—	4,268	4,268
Disposals	—	—	(2)	(2)
At 31st December 2007	33,014	16,887,329	22,467	16,942,810
Accumulated amortisation				
At 31st December 2006	—	1,416,851	1,207	1,418,058
Charge for the year	—	998,360	5,728	1,004,088
Disposals	—	—	(1)	(1)
At 31st December 2007	—	2,415,211	6,934	2,422,145
Net book value				
At 31st December 2007	**33,014**	**14,472,118**	**15,533**	**14,520,665**
At 31st December 2006	33,014	15,470,478	16,994	15,520,486

Goodwill is allocated to the Group's cash-generating units identified according to country of operation and business segment. Goodwill with carrying amount of HK$28,524,000 (2006: HK$28,524,000) and HK$4,490,000 (2006: HK$4,490,000) is allocated to the construction materials segment in Macau and Hong Kong respectively. The recoverable amount of the business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on the best estimates of growth rates and discount rates of the respective segments.

19. Subsidiaries

	Company 2007 HK$'000	Company 2006 HK$'000
Unlisted shares, at cost	**1**	1
Amounts due from subsidiaries	**14,831,229**	14,973,752
Loans receivable from subsidiaries	**381,208**	544,508
Amounts due to subsidiaries	**—**	(172,955)

The amounts receivable and payable are unsecured, interest free and have no fixed term of repayment.

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results and/or net assets of the Group are given in note 44(a).

20. Jointly Controlled Entities

	Group 2007 HK$'000	Group 2006 HK$'000
Beginning of the year	**386,520**	279,432
New investments	**110,984**	63,880
Share of results		
Profit before taxation	**6,162**	31,974
Taxation	**(6,110)**	(2,351)
Dividends	**(21,504)**	(6,565)
Share of exchange reserve	**30,141**	20,150
End of the year	**506,193**	386,520

20. Jointly Controlled Entities (Continued)

(a) The share of assets, liabilities and results of the jointly controlled entities attributable to the Group is summarised below:

	2007 HK$'000	2006 HK$'000
Non-current assets	**814,795**	441,948
Current assets	**443,256**	380,915
Current liabilities	**(238,249)**	(159,690)
Non-current liabilities	**(513,609)**	(276,653)
	506,193	386,520
Income	**469,028**	462,691
Expenses	**(462,866)**	(430,717)
Profit before taxation	**6,162**	31,974

(b) Details of the jointly controlled entities which, in the opinion of the Directors, materially affect the results and/or net assets of the Group are given in note 44(b).

21. Associated Companies

	Group	
	2007 HK$'000	2006 HK$'000
Beginning of the year	**730**	21,346
New investments	**—**	730
Share of results		
Loss before taxation	**—**	(612)
Transfer to subsidiary	**—**	(20,734)
End of the year	**730**	730

21. Associated Companies (Continued)

(a) The share of assets, liabilities and results of the associated companies attributable to the Group is summarised as follows:

	2007 HK$'000	2006 HK$'000
Non-current assets	**7,211**	—
Current assets	**12,385**	730
Current liabilities	**(4,700)**	—
Non-current liabilities	**(14,166)**	—
	730	730
Income	**5,929**	—
Expenses	**(5,929)**	—
Profit before taxation	**—**	—

(b) Details of the associated company are given in note 44(c).

22. Derivative Financial Instruments

	Group	
	2007 HK$'000	2006 HK$'000
Cross-currency swaps for cash flow hedges	**1,155**	47,072
Cross-currency swaps for cash flow and fair value hedges	**(8,673)**	—
Derivative component of the Convertible Notes (note 32c)	**(468,858)**	(573,109)
	(477,531)	(573,109)

The notional principal amounts of the cross-currency swaps are US$600 million (2006: US$600 million).

At 31st December 2007, the fixed interest rates vary from 9.47% to 9.495% (2006: 9.47% to 9.495%). The main floating rates are HIBOR and LIBOR. Gains and losses recognised in the hedging reserve in equity (note 31) on cross-currency swaps as of 31st December 2007 will be continuously released to the profit and loss statement until the repayment of the borrowings (note 32).

23. Other Non-current Assets

	Group 2007 HK$'000	2006 HK$'000
Non-current investments (note a)	**256,257**	284,932
Finance lease receivable (note b)	**137,438**	168,552
Deferred expenditure		
Overburden removal costs	**51,538**	68,574
Quarry site development	**15,867**	10,930
Quarry site improvements	**83,675**	105,880
Deferred receivable (note c)	**4,827**	6,604
Restricted bank deposits (note d)	**50,000**	259,153
	599,602	904,625

(a) Non-current investments

	Group 2007 HK$'000	2006 HK$'000
Unlisted investments, at fair value	**123,256**	151,931
Advances to investee companies	**133,001**	133,001
	256,257	284,932

Advances to investee companies are unsecured, interest free and have no fixed terms of repayment. They are considered equity in nature.

23. Other Non-current Assets (Continued)

(b) Finance lease receivable

	Group 2007 HK$'000	Group 2006 HK$'000
Gross receivable	**204,435**	250,860
Unearned finance income	**(30,603)**	(38,609)
	173,832	212,251
Current portion included in current assets	**(36,394)**	(43,699)
	137,438	168,552

The finance lease is receivable in the following years:

	Present value 2007 HK$'000	Present value 2006 HK$'000	Minimum receipts 2007 HK$'000	Minimum receipts 2006 HK$'000
Within one year	**36,394**	43,699	**50,709**	57,844
Between one to five years	**121,685**	166,245	**137,550**	190,592
Over five years	**15,753**	2,307	**16,176**	2,424
	173,832	212,251	**204,435**	250,860

(c) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2012. The current portion of the receivable is included under other debtors.

(d) At 31st December 2007, restricted bank deposits of HK$50 million are pledged to secure banking facilities extended to the Company and the Group which comprise a guarantee amounting to HK$291 million for the period from 1st April 2007 to the earlier of 90 days after the expiry of the Concession Agreement or 31st March 2022 which is in favour of the Macao Government against the legal and contractual liabilities of the Group and the Company under the Concession Agreement.

At 31st December 2006, restricted bank deposits of HK$259 million were pledged to secure banking facilities extended to the Company and the Group which comprised a guarantee amounting to HK$485 million for the period up to 31st March 2007 in favour of the Macau Government against the legal and contractual liabilities of the Group and the Company under the Concession Agreement. They were also pledged for two revolving term loans amounting to HK$75 million.

The effective interest rate on restricted bank deposits was 4.37% (2006: 3.86%) and these deposits have an average maturity of 25 days (2006: 32 days).

24. Inventories

	Group 2007 HK$'000	Group 2006 HK$'000
Construction materials		
Aggregates and sand	**33,019**	31,720
Concrete pipes and blocks	**8,485**	13,527
Cement	**7,118**	6,599
Spare parts	**14,767**	24,116
Consumables	**14,770**	6,766
	78,159	82,728
Gaming and entertainment		
Playing cards	**6,462**	8,769
Food and beverages	**2,052**	1,521
Consumables	**3,776**	1,504
	12,290	11,794
	90,449	94,522

25. Debtors and Prepayments

	Group 2007 HK$'000	Group 2006 HK$'000	Company 2007 HK$'000	Company 2006 HK$'000
Trade debtors, net of provision (note a)	**616,574**	504,390	**—**	—
Other debtors (note b)	**348,254**	68,193	**21,138**	1,245
Amount due from an associated company (note c)	**5,166**	183	**—**	—
Prepayments	**32,948**	72,620	**240**	568
Current portion of finance lease receivable	**36,394**	43,699	**—**	—
	1,039,336	689,085	**21,378**	1,813

25. Debtors and Prepayments (Continued)

(a) Trade debtors mainly arise from the sales of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2007 HK$'000	2006 HK$'000
Within one month	**160,066**	136,508
Two to three months	**178,714**	148,612
Four to six months	**118,994**	97,840
Over six months	**158,800**	121,430
	616,574	504,390

The carrying amounts of trade debtors of the Group are denominated in the following currencies:

	2007 HK$'000	2006 HK$'000
Renminbi	**398,942**	329,594
Hong Kong dollar	**161,365**	129,724
Macau Patacas	**56,267**	45,072
	616,574	504,390

25. Debtors and Prepayments (Continued)

(a) (Continued)

Included in the Group's trade debtors were debtors with a carrying amount of HK$354,343,000 (2006: HK$302,826,000) which were not yet due. Debtors with a carrying amount of HK$262,231,000 (2006: HK$201,564,000) which were past due over their credit terms for which the Group has not provided for impairment loss. The ageing analysis of these trade debtors based on due dates is as follows:

	2007 HK$'000	2006 HK$'000
Overdue:		
Within one month	**66,566**	47,161
Two to three months	**73,867**	50,621
Four to six months	**63,051**	44,656
Over six months	**58,747**	59,126
	262,231	201,564

As of 31st December 2007, trade debtors of the Group amounting to HK$54,400,000 (2006: HK$50,288,000) were impaired and fully provided for. The factors the Group considered in determining whether the trade debtors were impaired are disclosed in note 3.15.

Movement in the provision for impairment of trade debtors

	2007 HK$'000	2006 HK$'000
Balance at 1 January	**50,288**	52,832
Acquisition of subsidiaries	**—**	100
Provision for impairment of receivables	**3,016**	—
Receivables written off during the year as uncollectible	**(3,133)**	(46)
Unused amounts reversed	**—**	(2,643)
Exchange differences	**4,229**	45
Balance at 31 December	**54,400**	50,288

(b) Other debtors of HK$348,254,000 (2006: HK$68,193,000) are mainly denominated in Hong Kong dollars which are not yet due.

(c) Amount receivable is unsecured, interest free and repayable in accordance with agreed term.

26. Amounts Due From/(Due To) Jointly Controlled Entities

	Group 2007 HK$'000	Group 2006 HK$'000
Amounts due from jointly controlled entities (note a)	**339,168**	174,053
Amount due to a jointly controlled entity (note b)	**(2,177)**	(294)

(a) Amounts receivable of HK$187,226,000 (2006: HK$34,483,000), of which HK$5,648,000 (2006: HK$5,648,000) are secured, carry interest at prevailing market rate and are repayable in accordance with agreed terms of repayment. The remaining amounts receivable are unsecured, interest free and repayable in accordance with agreed terms. The amounts receivable are denominated in Renminbi.

(b) The amount payable is unsecured, interest free and has no fixed terms of repayment.

27. Other Investments

	Group 2007 HK$'000	Group 2006 HK$'000
Equity securities listed in Hong Kong, at market value	**57,768**	29,636
Derivative financial instruments, options on listed equity securities	**—**	9,605
	57,768	39,241

28. Cash and Bank Balances

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Cash at bank and on hand	**1,339,154**	1,625,187	**438**	—
Short-term bank deposits	**6,891,208**	4,158,010	**4,548,284**	1,853,249
	8,230,362	5,783,197	**4,548,722**	1,853,249

Cash and bank balances of the Group of HK$1,934 million (2006: HK$3,325 million) and of the Company of HK$1,577 million (2006: HK$1,577 million) are restricted to specified uses in accordance with the note offering agreements as set out in note 32 (b) and (c).

The carrying amounts of cash and bank balances are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**5,587,741**	2,302,649	**2,647,691**	—
US dollar	**2,264,440**	3,337,891	**1,901,031**	1,853,249
Macau Patacas	**306,976**	73,385	**—**	—
Renminbi	**71,205**	69,272	**—**	—
	8,230,362	5,783,197	**4,548,722**	1,853,249

The effective interest rate on cash and bank balances was 4.1% (2006: 4.7%) and the average maturity was 36 days (2006: 24 days).

29. Share Capital

	Ordinary shares of HK$0.10 each	HK$'000
Authorised:		
At 31st December 2006	6,888,000,000	688,800
Addition (note a)	2,112,000,000	211,200
At 31st December 2007	**9,000,000,000**	**900,000**
Issued and fully paid:		
At 31st December 2005	3,290,579,361	329,058
Issue of shares upon exercise of share options	5,538,000	554
At 31st December 2006	3,296,117,361	329,612
Issue of new shares (note b)	630,188,000	63,019
Issue of shares upon exercise of share options	9,334,000	933
At 31st December 2007	**3,935,639,361**	**393,564**

(a) On 21st November 2007, the authorised share capital of the Company was increased from HK$688,800,000 to HK$900,000,000, divided into 9,000,000,000 shares of HK$0.10 each, by the creation of an additional 2,112,000,000 new shares of HK$0.10 each, which rank pari passu in all respects with the then existing shares in the capital of the Company.

(b) On 25th October 2007, the Company issued 150,000,000 new shares of HK$0.10 each at the issue price of HK$8.58 per share for cash, totalling HK$1,287 million, to independent third parties. Net proceeds from the issue of shares were intended to be used to fund gaming related business, facility development, acquisition opportunities, and general working capital purposes.

On 27th November 2007, the Company issued 323,384,000 new shares of HK$0.10 each at the issue price of HK$8.42 per share for cash, totalling HK$2,723 million, to a private equity fund known as Permira IV. On the same date, the Company has converted approximately 50% of the principal amount of the fixed rate notes and accrued interest, being HK$1,320 million into 156,804,000 new shares of the Company of HK$0.10 each at the issue price of HK$8.42 per share. Net proceeds from the issue of shares were intended to be used to fund gaming related business, facility development, acquisition opportunities, general working capital, and the repayment of approximately 50% of the fixed rate notes in the amount of HK$1,320 million.

30. Share Option Scheme

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected qualifying grantees. The existing scheme was adopted on 30th May 2002 and the options granted under the previous schemes remain effective. Under the scheme, share options may be granted to, amongst others, Directors, senior executives or employees of the Company or its affiliates. Consideration to be paid by the grantee on acceptance of each grant of option is HK$1.00. The period within which the shares may be taken up under an option is determined by the Board at the time of grant, except that such period shall not expire later than ten years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2007	2006
At beginning of year	**47,552,000**	53,908,000
Exercised (note a)	**(9,334,000)**	(5,538,000)
Lapsed (note b)	**—**	(818,000)
At end of year (note c)	**38,218,000**	47,552,000

30. Share Option Scheme (Continued)

(a) Options exercised

Exercise period	Exercise price HK$	Number of shares issued
January 2007	4.5900	840,000
January 2007	0.5333	270,000
January 2007	0.5216	228,000
January 2007	0.5140	242,000
February 2007	4.5900	834,000
March 2007	4.5900	110,000
April 2007	4.5900	104,000
May 2007	4.5900	2,992,000
June 2007	4.5900	554,000
July 2007	4.5900	28,000
August 2007	4.5900	257,000
August 2007	0.5140	38,000
September 2007	4.5900	618,000
October 2007	4.5900	138,000
November 2007	4.5900	915,000
December 2007	4.5900	736,000
December 2007	0.5333	130,000
December 2007	0.5140	300,000
		9,334,000

(b) Options lapsed

Exercise period	Exercise price HK$	Number of share options 2007	2006
22nd October 2005 to 21st October 2011	4.5900	—	400,000
22nd October 2006 to 21st October 2011	4.5900	—	418,000
		—	818,000

30. Share Option Scheme (Continued)

(c) Outstanding options

Exercise period	Exercise price HK$	Number of share options 2007	2006
Directors			
20th May 1999 to 19th May 2008	0.5333	**2,500,000**	2,500,000
30th December 2000 to 29th December 2009	0.5216	**3,400,000**	3,400,000
1st March 2004 to 28th February 2013	0.5140	**3,980,000**	4,280,000
22nd October 2005 to 21st October 2011	4.5900	**14,200,000**	13,200,000
22nd October 2006 to 21st October 2011	4.5900	**2,860,000**	3,290,000
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**—**	400,000
30th December 2000 to 29th December 2009	0.5216	**—**	228,000
1st March 2004 to 28th February 2013	0.5140	**—**	280,000
22nd October 2005 to 21st October 2011	4.5900	**9,400,000**	16,250,000
22nd October 2006 to 21st October 2011	4.5900	**1,878,000**	3,724,000
		38,218,000	47,552,000

31. Reserves

Group

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Hedging reserve HK$'000	Investment reserve HK$'000	Share option reserve HK$'000	Exchange reserve HK$'000	Revenue reserve (note a) HK$'000	Total HK$'000
At 1st January 2007	11,456,959	4,395	70	47,072	118,133	36,927	52,402	1,587,229	13,303,187
Exchange differences	—	—	—	—	—	—	47,995	—	47,995
Change in fair value of cash flow hedges	—	—	—	(61,802)	—	—	—	—	(61,802)
Issue of new shares (note b)	5,167,851	—	—	—	—	—	—	—	5,167,851
Issue of shares upon exercise of share options	45,160	—	—	—	—	(8,165)	—	—	36,995
Change in fair value of non-current investments	—	—	—	—	(14,938)	—	—	—	(14,938)
Loss for the year	—	—	—	—	—	—	—	(466,200)	(466,200)
At 31st December 2007	**16,669,970**	**4,395**	**70**	**(14,730)**	**103,195**	**28,762**	**100,397**	**1,121,029**	**18,013,088**
At 1st January 2006	11,435,004	4,395	70	—	(3,871)	37,561	11,874	3,118,363	14,603,396
Exchange differences	—	—	—	—	—	—	40,528	—	40,528
Change in fair value of cash flow hedges	—	—	—	47,072	—	—	—	—	47,072
Issue of shares upon exercise of share options	21,955	—	—	—	—	(3,883)	—	—	18,072
Fair value of share options	—	—	—	—	—	3,661	—	—	3,661
Share options lapsed	—	—	—	—	—	(412)	—	412	—
Change in fair value of non-current investments	—	—	—	—	122,004	—	—	—	122,004
Loss for the year	—	—	—	—	—	—	—	(1,531,546)	(1,531,546)
At 31st December 2006	11,456,959	4,395	70	47,072	118,133	36,927	52,402	1,587,229	13,303,187

(a) A 88.1% owned subsidiary of the Group, incorporated in Macau and limited by shares, is required under the Macau Commercial Code No. 432 to set aside a minimum of 10% of this subsidiary's profit after taxation to the legal reserve until the balance of the reserve reaches a level equivalent to 25% of the subsidiary's capital. The amount of HK$45,549,000 (2006: nil) will be treated as a distribution of reserve upon approval by the shareholders of this subsidiary at the annual general meeting and is not distributable to shareholders of the subsidiary.

(b) Share premium for issuance of shares during 2007 includes share issuance costs of HK$99 million.

31. Reserves (Continued)

Company

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Share option reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 1st January 2007	**11,456,959**	**235,239**	**70**	**36,927**	**263,977**	**11,993,172**
Issue of new shares	**5,167,851**	**—**	**—**	**—**	**—**	**5,167,851**
Issue of shares upon exercise of share options	**45,160**	**—**	**—**	**(8,165)**	**—**	**36,995**
Loss for the year	**—**	**—**	**—**	**—**	**(25,886)**	**(25,886)**
At 31st December 2007	**16,669,970**	**235,239**	**70**	**28,762**	**238,091**	**17,172,132**
At 1st January 2006	11,435,004	235,239	70	35,561	332,540	12,038,414
Issue of shares upon exercise of share options	21,955	—	—	(3,883)	—	18,072
Fair value of share options	—	—	—	5,661	—	5,661
Share options lapsed	—	—	—	(412)	412	—
Loss for the year	—	—	—	—	(68,975)	(68,975)
At 31st December 2006	11,456,959	235,239	70	36,927	263,977	11,993,172

Reserves of the Company available for distribution to shareholders amount to HK$238,091,000 (2006: HK$263,977,000).

32. Borrowings

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Bank loans				
Secured	**178,700**	259,860	**153,400**	157,400
Unsecured	**432,597**	453,420	**244,200**	403,500
	611,297	713,280	**397,600**	560,900
Other borrowings				
Fixed rate notes (note a)	**—**	2,521,982	**—**	2,521,982
Guaranteed notes (note b)	**4,565,617**	4,532,106	**—**	—
Convertible notes (note c)	**1,320,525**	1,205,377	**1,320,525**	1,205,377
Bank loans and other borrowings	**6,497,439**	8,972,745	**1,718,125**	4,288,259
Obligations under finance leases (note d)	**8,379**	108	**—**	—
Total borrowings	**6,505,818**	8,972,853	**1,718,125**	4,288,259
Current portion included in current liabilities	**(495,247)**	(532,888)	**(397,600)**	(405,700)
	6,010,571	8,439,965	**1,320,525**	3,882,559

(a) On 22nd July 2005, the Company issued HK$2,544,240,000 fixed rate notes, which would mature on 21st August 2006, with variable rates as part of consideration for the acquisition of Galaxy Casino S.A.. On 14th January 2006, holders for HK$2,371,805,000 of the fixed rate notes agreed to amend the terms to extend the maturity date of their notes from 21st August 2006 to 30th September 2008 and change the interest rate to a fixed rate of 6% per annum. On 22nd May 2006, the remaining HK$172,435,000 of the fixed rate notes, plus accrued interest of HK$3,401,000, were fully paid by the Group.

On 8th October 2007, the Company and the holders for HK$2,371,805,000 of the fixed rate notes entered into an agreement under which the Company agreed to convert approximately 50% of the principal amount of the fixed rate notes and accrued interest, being HK$1,320,289,680, into 156,804,000 new shares of the Company of HK$0.10 each at the issue price of HK$8.42 per share; and to redeem the balance of the principal in cash. On 27th November 2007, the conversion of the fixed rate notes was completed and all the remaining fixed rate notes have been fully paid by the Group.

32. Borrowings (Continued)

(b) On 14th December 2005, the Group, through its subsidiary, Galaxy Entertainment Finance Company Limited, issued guaranteed senior fixed rate and floating rate notes with aggregate principal amount of US$600 million (the "Guaranteed Notes"). The fixed rate guaranteed senior notes with nominal value of US$350,000,000 carry fixed interest at 9.875% per annum and will be fully repayable on 15th December 2012. The floating rate guaranteed senior notes with nominal value of US$250,000,000 carry interest at six-month US Dollar London Inter-Bank Offering Rate plus 5% and are fully repayable on 15th December 2010. The Guaranteed Notes are listed on the Singapore Exchange Securities Trading Limited.

The proceeds from the notes are restricted to be used for the repayment of a specific bank loan, interest payments of the Guaranteed Notes, financing the construction and development of assets under construction, and for general corporate purpose (note 28).

(c) On 14th December 2006, the Company issued zero coupon convertible notes (the "Convertible Notes") with an aggregate principal amount of US$240 million (approximately HK$1,872 million). The Convertible Notes are unsecured, do not carry any interest and have a maturity date of 14th December 2011. Subject to the terms of the Convertible Notes, the holders have the option to convert the Convertible Notes into ordinary shares of the Company at any time on or after 14th June 2007 up to the maturity date at the initial conversion price of HK$9.36 per share, subject to adjustment. The conversion price is subject to a reset mechanism pursuant to the terms of the Convertible Notes. Unless previously redeemed and cancelled, or converted, the Convertible Notes will be redeemed at 100% of their principal amount on the maturity date. The Group may, at its option at any time after 14th December 2007 and prior to the maturity date, redeem the Convertible Notes in whole or in part, at 100% of their principal amount subject to the terms of the Convertible Notes.

The proceeds from the Convertible Notes are restricted to be used for financing the construction and development of assets under construction, and for general corporate purpose (note 28).

The fair value of the derivative under the Convertible Notes was estimated at the issue date by reference to the Binomial model. The excess of net proceeds over the fair value of the derivative component is recognised as a liability.

The liability under the Convertible Notes and the derivative component recognised in the balance sheet are analysed as follows:

	2007 HK$'000	2006 HK$'000
Liability under the Convertible Notes		
At beginning of the year/at the issue date	**1,205,377**	1,203,415
Exchange difference	**3,518**	(3,502)
Interest expense	**111,630**	5,464
At end of the year	**1,320,525**	1,205,377

32. Borrowings (Continued)

Interest expense on the Convertible Notes is calculated using the effective interest method by applying the effective interest rate of 9.23% (2006: 9.23%).

	2007 HK$'000	2006 HK$'000
Derivative component		
At beginning of the year/at the issue date	**573,109**	642,798
Change in fair value	**(105,924)**	(67,818)
Exchange difference	**1,673**	(1,871)
At end of the year (note 22)	**468,858**	573,109

The fair value of the derivative component is determined by reference to the Binomial model. The significant assumptions used in the calculation of the fair values were as follows:

(i) The valuation is based on the assumption that the Convertible Notes will continue without default, delay in payments and no earlier redemption.

(ii) The expected volatility of 45% (2006: 50%) of the share price of the Company is based on the share price movements for the last three years.

(iii) The risk free rate is based on the yield of Exchange Fund Notes as at the respective dates, with maturity in accordance with the life of the Convertible Notes.

(iv) The expected dividend paid out rate is 0.1% (2006: 0.1%) during the life of the Convertible Notes.

(d) Obligations under finance leases

The finance lease obligations are payable in the following years:

	Minimum payments		Present value	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	**4,828**	135	**3,990**	108
In the second year	**4,828**	—	**4,389**	—
	9,656	135	**8,379**	108

32. Borrowings (Continued)

(e) The borrowings are repayable as follows:

	Group							
	Bank loans		Fixed rate notes		Guaranteed notes		Convertible notes	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	**491,257**	532,780	**—**	—	**—**	—	**—**	—
Between one to two years	**99,060**	157,360	**—**	2,521,982	**—**	—	**—**	—
Between two to five years	**6,480**	6,480	**—**	—	**4,565,617**	1,889,973	**1,320,525**	1,205,377
Over five years	**14,500**	16,660	**—**	—	**—**	2,642,133	**—**	—
	611,297	713,280	**—**	2,521,982	**4,565,617**	4,532,106	**1,320,525**	1,205,377

	Company					
	Bank loans		Fixed rate notes		Convertible notes	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	**397,600**	405,700	**—**	—	**—**	—
Between one to two years	**—**	155,200	**—**	2,521,982	**—**	—
Between two to five years	**—**	—	**—**	—	**1,320,525**	1,205,377
	397,600	560,900	**—**	2,521,982	**1,320,525**	1,205,377

(f) Effective interest rates:

	2007			2006		
	HK$	RMB	US$	HK$	RMB	US$
Bank loans	**3.8%**	**5.8%**	**—**	4.4%	5.0%	—
Fixed rate notes	**5.7%**	**—**	**—**	5.7%	—	—
Guaranteed Notes	**—**	**—**	**10.9%**	—	—	10.9%
Convertible Notes	**—**	**—**	**9.23%**	—	—	9.23%

32. Borrowings (Continued)

(g) The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates or maturity (whichever is earlier) are as follows:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
6 months or less	**2,513,637**	2,603,361	**397,600**	560,900
6 to 12 months	**—**	—	**—**	—
1 to 5 years	**3,992,181**	3,727,359	**1,320,525**	3,727,359
Over 5 years	**—**	2,642,133	**—**	—
	6,505,818	8,972,853	**1,718,125**	4,288,259

(h) The carrying amounts and fair value of the borrowings are as follows:

	Group				Company			
	Carrying amount		Fair value		Carrying amount		Fair value	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Bank loans	**611,297**	713,280	**611,297**	713,280	**397,600**	560,900	**397,600**	560,900
Fixed rate notes	**—**	2,521,982	**—**	2,281,206	**—**	2,521,982	**—**	2,281,206
Guaranteed notes	**4,565,617**	4,532,106	**4,661,763**	4,552,934	**—**	—	**—**	—
Convertible notes	**1,320,525**	1,205,377	**1,183,827**	1,139,685	**1,320,525**	1,205,377	**1,183,827**	1,139,685
Other borrowings	**8,379**	108	**8,425**	108	**—**	—	**—**	—
	6,505,818	8,972,853	**6,465,312**	8,687,213	**1,718,125**	4,288,259	**1,581,427**	3,981,791

The fair value of the borrowings is calculated using cash flows discounted at prevailing borrowing rates. The carrying amounts of floating rate and other current borrowings approximate their fair value.

32. Borrowings (Continued)

(i) The carrying amounts of bank loans and other borrowings are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**539,800**	3,185,342	**397,600**	3,082,882
US dollar	**5,886,142**	5,737,591	**1,320,525**	1,205,377
Renminbi	**71,497**	49,920	**—**	—
Macau Patacas	**8,379**	—	**—**	—
	6,505,818	8,972,853	**1,718,125**	4,288,259

33. Deferred Taxation Liabilities

	Group	
	2007 HK$'000	2006 HK$'000
At beginning of the year	**1,778,588**	1,778,531
Acquisition of subsidiaries	**—**	878
Debit/(credit) to profit and loss statement	**2,912**	(821)
At end of the year	**1,781,500**	1,778,588

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

33. Deferred Taxation Liabilities (Continued)

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Movements on the deferred taxation liabilities/(assets) are as follows:

	Depreciation allowance HK$'000	Tax losses HK$'000	Fair value adjustments HK$'000	Total HK$'000
At 31st December 2005	34,146	(20,262)	1,764,647	1,778,531
Acquisition of subsidiaries	878	—	—	878
(Credit)/charge to profit and loss statement	4,101	(4,105)	(817)	(821)
At 31st December 2006	39,125	(24,367)	1,763,830	1,778,588
(Credit)/charge to profit and loss statement	(6,317)	12,611	(3,382)	2,912
At 31st December 2007	**32,808**	**(11,756)**	**1,760,448**	**1,781,500**

Deferred taxation assets of HK$63,862,000 (2006: HK$67,883,000) arising from unused tax losses and other temporary differences totalling of HK$460,394,000 (2006: HK$403,086,000) have not been recognised in the consolidated financial statements. Unused tax losses of HK$138,352,000 (2006: HK$171,174,000) have no expiry date and the remaining balance will expire at various dates up to and including 2013.

34. Provisions

	Group		
	Environment restoration HK$'000	Quarrying right HK$'000	Total HK$'000
At 1st January 2006	122,070	63,090	185,160
Additional provision	5,500	—	5,500
Charged to the profit and loss statement	1,460	12,820	14,280
Applied during the year	(9,160)	(8,710)	(17,870)
At 31st December 2006	119,870	67,200	187,070
Reversal of provision	(1,597)	—	(1,597)
Charged to the profit and loss statement	1,438	17,740	19,178
Applied during the year	(16,807)	(15,258)	(32,065)
At 31st December 2007	**102,904**	**69,682**	**172,586**

The current portion of the provisions amounting to HK$36,964,000 (2006: HK$66,919,000) is included under other creditors.

35. Creditors and Accruals

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Trade creditors (note a)	**1,038,002**	975,230	**—**	—
Other creditors	**678,030**	668,863	**—**	—
Chips issued	**1,322,394**	1,065,413	**—**	—
Loans from minority interests (note b)	**89,672**	76,088	**—**	—
Accrued operating expenses	**765,649**	843,663	**30,198**	16,555
Deposits received	**7,883**	4,294	**—**	—
	3,901,630	3,633,551	**30,198**	16,555

(a) The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	2007 HK$'000	2006 HK$'000
Within one month	**608,429**	816,005
Two to three months	**86,894**	65,820
Four to six months	**43,952**	55,560
Over six months	**298,727**	37,845
	1,038,002	975,230

The carrying amounts of trade creditors of the Group are denominated in the following currencies:

	2007 HK$'000	2006 HK$'000
Macau Patacas	**206,157**	795,853
Renminbi	**204,646**	147,710
Hong Kong dollar	**617,369**	31,667
Other	**9,830**	—
	1,038,002	975,230

(b) The loans payable are unsecured, interest free and have no fixed terms of repayment.

36. Notes to Consolidated Cash Flow Statement

(a) Reconciliation of operating profit/(loss) to cash generated from operations

	2007 HK$'000	2006 HK$'000
Operating profit/(loss)	**81,282**	(1,032,447)
Depreciation	**328,280**	144,493
Change in fair value of investment properties	**—**	500
Loss on disposal of property, plant and equipment	**1,229**	119
Loss on disposal of intangible assets	**—**	42
Loss on disposal of a subsidiary	**2,337**	—
Gain on partial disposal of jointly controlled entities	**(28,863)**	—
Gain on disposal of non-current investments	**(1,736)**	—
Realised and unrealised gain on listed investments	**(68,429)**	(3,883)
Change in fair value of derivative financial instruments	**—**	407
Impairment of non-current investments	**4,569**	4,237
Impairment of property, plant and equipment	**27,457**	784
Impairment of inventories	**943**	—
Interest income	**(225,409)**	(162,819)
Gross earnings on finance lease	**(14,514)**	(11,441)
Dividend income from listed and unlisted investments	**(13,196)**	(9,578)
Amortisation of deferred expenditure	**38,771**	33,484
Amortisation of intangible assets	**1,004,088**	999,224
Amortisation of leasehold land and land use rights	**41,484**	12,938
Fair value of share options granted	**—**	3,661
Operating profit/(loss) before working capital changes	**1,178,293**	(20,279)
Increase in inventories	**(716)**	(600)
(Increase)/decrease in debtors and prepayments	**(329,928)**	110,976
Increase in creditors and accruals	**423,411**	2,142,421
Cash generated from operations	**1,271,060**	2,232,518

(b) Analysis of net cash inflow in respect of disposal of a subsidiary

	2007 HK$'000	2006 HK$'000
Consideration settled in cash	**49,217**	—
Net cash inflow on disposal	**49,217**	—

37. Disposal of a Subsidiary

In October 2007, the Group disposed 100% of the equity interest in K. Wah Quarry (Huzhou) Co., Ltd. Details of net assets disposed are as follows:

	Carrying amount of assets disposed HK$'000
Property, plant and equipment	**45,717**
Quarry site development	**7,648**
Inventories	**3,846**
Exchange reserves	**(5,657)**
Net assets disposed	**51,554**
Cash consideration	**(49,217)**
Loss on disposal (note 8)	**2,337**

38. Capital Commitments

	Group	
	2007 HK$'000	2006 HK$'000
Contracted but not provided for	**2,519,750**	2,315,845
Authorised but not contracted for	**3,866,781**	1,206,054

39. Operating Lease Commitments

The future aggregate minimum lease rental expense in respect of land and buildings and equipments under non-cancellable operating leases is payable in the following periods:

	Group	
	2007 HK$'000	2006 HK$'000
First year	**29,245**	22,258
Second to fifth years inclusive	**43,518**	47,846
After the fifth year	**108,742**	108,527
	181,505	178,631

40. Operating Lease Rental Receivable

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	Group	
	2007 HK$'000	2006 HK$'000
First year	**15,752**	20,992
Second to fifth years inclusive	**54,670**	73,257
After the fifth year	**35,098**	42,256
	105,520	136,505

41. Related Party Transactions

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Interest income from jointly controlled entities amounted to HK$5,409,000 (2006: HK$2,073,000) based on terms agreed among the parties and no interest income was received from a subsidiary of K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company (2006: HK$3,371,000).

(b) Management fee received from jointly controlled entities amounted to HK$3,286,000 (2006: HK$1,391,000).

(c) Rental expenses of HK$2,015,000 (2006: HK$2,015,000) were paid to a subsidiary of KWIH based on the terms of the rental agreement between the parties.

(d) Sales of property, plant and equipment to an associated company amounted to HK$3,122,000 (2006: nil).

(e) The balances with jointly controlled entities and an associated company are disclosed in note 26 and 25(c).

(f) Finance cost on fixed rate notes issued to City Lion Profits Corp. and Recurrent Profits Limited amounted to HK$133,157,000 (2006: HK$140,081,000) and HK$2,921,000 (2006: HK$3,073,000) respectively based on the terms of fixed rate notes between the parties. City Lion Profits Corp. is wholly owned by a discretionary trust established by Dr. Lui Che Woo as founder with Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, all being Directors of the Company, being either direct or indirect discretionary beneficiaries; and Recurrent Profits Limited is wholly owned by Mr. Francis Lui Yiu Tung.

(g) Key management personnel comprise the Chairman, Deputy Chairman, Managing Director, Deputy Managing Director and other Executive Directors. The total remuneration of the key management is shown below:

	2007 HK$'000	2006 HK$'000
Fees	**547**	500
Salaries and other allowances	**20,364**	19,406
Discretionary bonuses	**6,782**	304
Retirement benefits	**1,078**	1,017
Share options	**—**	1,100
	28,771	22,327

42. Guarantees

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$627,109,000 (2006: HK$209,858,000), of which HK$307,087,000 (2006: HK$175,147,000) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to HK$9,125,000 (2006: HK$9,125,000). At 31st December 2007, facilities utilised amounted to HK$9,125,000 (2006: HK$9,125,000).

43. Approval of Consolidated Financial Statements

The consolidated financial statements were approved by the Board of Directors on 18th April 2008.

44. Principal Subsidiaries, Jointly Controlled Entities and Associated Companies

(a) Subsidiaries

		Issued share capital				
Name of company	Principal place of operation	Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
Galaxy Entertainment Management Services Limited	Hong Kong	1	—	1	100	Provision of management services
K. Wah Asphalt Limited (formerly known as Tarmac Asphalt Hong Kong Limited)	Hong Kong	1,100,000	—	10	100	Manufacture, sale and distribution and laying of asphalt
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading
K. Wah Quarry Company Limited	Hong Kong	200,002	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding

44. Principal Subsidiaries, Jointly Controlled Entities and Associated Companies (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB20,000,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K.Wah Qingsong Concrete Co., Ltd.	Shanghai	US$2,420,000	100	Manufacture, sale and distribution of ready-mixed concrete
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	100	Manufacture, sale and distribution of concrete piles
Cooperative joint venture				
Beijing K.Wah GaoQiang Concrete Co., Ltd.	Beijing	US$2,450,000	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete

44. Principal Subsidiaries, Jointly Controlled Entities and Associated Companies (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Number of issued ordinary shares	Par value per share	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
Canton Treasure Group Ltd.	Macau	10	US$1	100*	Investment holding
Cheer Profit International Limited	Macau	10	US$1	100	Property investment
Eternal Profits International Limited	Hong Kong	10	US$1	100	Property investment
Forcecharm Investments Limited	Hong Kong	10	US$1	80	Investment holding
Galaxy Entertainment Finance Company Limited	Macau	10	US$1	88.1	Financing
K. Wah Construction Materials Limited	Hong Kong	10	US$1	100*	Investment holding
High Regard Investments Limited	Hong Kong	20	US$1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	US$1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	US$1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	US$1	100	Investment holding
Right Grand Investments Limited	Hong Kong	100	US$1	80	Investment holding
Incorporated in Macau					
Galaxy Casino, S.A.	Macau	951,900	MOP100,000	88.1	Casino games of chance
StarWorld Hotel Company Limited	Macau	N/A	N/A	88.1	Property holding and hospitality
K. Wah (Macao Commercial Offshore) Company Limited	Macau	1	MOP10,000	100	Trading
Wise Concrete Limited	Macau	25,000	MOP25,000	75	Trading

* Wholly owned and directly held by the Company

44. Principal Subsidiaries, Jointly Controlled Entities and Associated Companies (Continued)

(b) Jointly controlled entities

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	30	Manufacture, sale and distribution of slag
Beijing Shougang K.Wah Construction Materials Co., Ltd.	Beijing	RMB50,000,000	40	Manufacture, sale and distribution of slag
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K.Wah Concrete Co., Ltd.	Maanshan	US$2,450,000	30	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Construction Materials Co., Ltd.	Kunming	RMB660,000,000	32	Manufacture, sale and distribution of cement
Baoshan Kungang & K. Wah Cement Construction Materials Co., Ltd.	Baoshan	RMB253,000,000	32	Manufacture, sale and distribution of cement
Guangdong Shaogang Jia Yang New Materials Co., Ltd.	Shaoguan	US$6,000,000	35	Manufacture, sale and distribution of slag
Shaoguan City New Shaogang Jia Yang New Materials Co., Ltd.	Shaoguan	US$5,000,000	35	Manufacture, sale and distribution of slag

(c) Associated Company

Name of company	Principal place of operation	Number of issued ordinary shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
AHK Aggregates Limited	Hong Kong	2,000,000	1	36.5	Quarrying

Hotel 酒店



Entertainment 娛樂





Hospitality 熱誠待客

Fine Dining 國際美食

















44. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	30	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	40	製造、銷售及分銷礦渣
上海寶嘉混凝土有限公司	上海	美元4,000,000	50	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	30	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣660,000,000	32	製造、銷售及分銷水泥
保山昆鋼嘉華水泥建材有限公司	保山	人民幣253,000,000	32	製造、銷售及分銷水泥
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	35	製造、銷售及分銷礦渣
韶關市新韶鋼嘉羊新型材料有限公司	韶關	美元5,000,000	35	製造、銷售及分銷礦渣

(c) 聯營公司

公司名稱	主要經營地區	已發行普通股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
友盟嘉華石業有限公司	香港	2,000,000	1	36.5	石礦採石

44. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要營業地區	已發行普通股股數	每股面值	集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
Canton Treasure Group Ltd.	澳門	10	美元1	100*	投資控股
Cheer Profit International Limited	澳門	10	美元1	100	物業投資
Eternal Profits International Limited	香港	10	美元1	100	物業投資
美力投資有限公司	香港	10	美元1	80	投資控股
Galaxy Entertainment Finance Company Limited	澳門	10	美元1	88.1	財務融資
嘉華建材有限公司	香港	10	美元1	100*	投資控股
High Regard Investments Limited	香港	20	美元1	100	投資控股
Profit Access Investments Limited	香港	10	美元1	100	投資控股
Prosperous Fields Limited	香港	10	美元1	100	投資控股
Taksin Profits Limited	香港	17	美元1	100	投資控股
正宏投資有限公司	香港	100	美元1	80	投資控股
在澳門註冊成立					
銀河娛樂場股份有限公司	澳門	951,900	澳門幣100,000	88.1	娛樂幸運博彩
星際酒店有限公司	澳門	不適用	不適用	88.1	物業控股及酒店
嘉華(澳門離岸商業服務)有限公司	澳門	1	澳門幣10,000	100	貿易
威盛混凝土有限公司	澳門	25,000	澳門幣25,000	75	貿易

* 本公司直接全資擁有

44. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築製品（深圳）有限公司	深圳	港幣10,000,000元	100	製造、銷售及分銷混凝土管筒
嘉華諮詢（廣州）有限公司	廣州	港幣1,560,000元	100	提供管理服務
嘉華諮詢（上海）有限公司	上海	美元350,000	100	提供管理服務
上海嘉申混凝土有限公司	上海	人民幣20,000,000	100	製造、銷售及分銷預拌混凝土
上海嘉華青松混凝土有限公司	上海	美元2,420,000	100	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	100	製造、銷售及分銷混凝土管筒
合作經營企業				
北京嘉華高強混凝土有限公司	北京	美元2,450,000	100	製造、銷售及分銷預拌混凝土
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
合資經營企業				
上海港匯混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土

43. 綜合財務報表批核

綜合財務報表已於二零零八年四月十八日獲董事會批准。

44. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	已發行股本 普通股股數	已發行股本 無投票權遞延股股數	已發行股本 每股面值	集團持有股權百分比	主要業務
在香港註冊成立						
百利昌有限公司	香港	3,000,000	–	1	99.93	銷售及分銷混凝土管筒
Chelsfield Limited	香港	2,111,192	–	10	100	投資控股
Construction Materials Limited	香港	30,000	–	10	100	經銷石料
多倫(香港)有限公司	香港	1,000	–	10	100	銷售及分銷混凝土管筒
銀河娛樂企業管理有限公司	香港	1	–	1	100	提供管理服務
嘉華瀝青有限公司(前稱泰瑪士柏油香港有限公司)	香港	1,100,000	–	10	100	製造、銷售及鋪覆柏油
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	–	1	100	貿易
嘉華石礦有限公司	香港	200,002	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉安石礦有限公司	香港	9,000,000	–	1	63.5	石礦採石
燈榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	–	1	100	投資控股
貨通有限公司	香港	2	–	1	100	設備租賃
彩城有限公司	香港	2	–	1	100	投資控股
彩誌有限公司	香港	100	–	1	95	投資控股

41. 有關連人士交易

年內，在集團正常業務範圍內進行之重大有關連人士交易如下：

(a) 按訂約方協定之條款，應收共同控制實體利息收入為港幣5,409,000元(二零零六年：港幣2,073,000元)及沒有向本公司主要股東嘉華國際集團有限公司(「嘉華國際」)一間附屬公司收取利息(二零零六年：港幣3,371,000元)。

(b) 收取自共同控制實體之管理費為港幣3,286,000元(二零零六年：港幣1,391,000元)。

(c) 租賃費用港幣2,015,000元(二零零六年：港幣2,015,000元)乃支付予嘉華國際之一間附屬公司，條款根據各方於租賃協議內所定。

(d) 出售物業、機器及設備予一間聯營公司合計為港幣3,122,000元(二零零六年：無)。

(e) 於共同控制實體及聯營公司之餘款已於附註26及25(c)披露。

(f) 根據各方協定之定息票據條款，發行予City Lion Profits Corp.及Recurrent Profits Limited之定息票據之融資成本分別為港幣133,157,000元(二零零六年：港幣140,081,000元)及港幣2,921,000元(二零零六年：港幣3,073,000元)。City Lion Profits Corp.是由呂志和博士以創立人身份成立的一項全權信託全資擁有，呂志和博士、呂耀東先生及鄧呂慧瑜女士(全部均為本公司董事)為該全權信託之直接或間接全權受益人；及Recurrent Profits Limited由呂耀東先生全資擁有。

(g) 主要管理人員包括主席、副主席、董事總經理、副董事總經理及其他執行董事。主要管理人員之總薪酬載列如下：

	二零零七年 港幣千元	二零零六年 港幣千元
袍金	**547**	500
薪金及其他酬金	**20,364**	19,406
酌情花紅	**6,782**	304
退休福利	**1,078**	1,017
認股權	**–**	1,100
	28,771	22,327

42. 擔保

本公司已就附屬公司取得之信貸額港幣627,190,000元(二零零六年：港幣209,858,000元)向銀行出具擔保，其中已動用港幣307,087,000元(二零零六年：港幣175,147,000元)。

本集團已就一間聯營公司取得之信貸額港幣9,125,000元(二零零六年：港幣9,125,000元)向銀行出具擔保。於二零零七年十二月三十一日，已動用之信貸額為港幣9,125,000元(二零零六年：港幣9,125,000元)。

39. 經營租賃承擔

根據不可撤銷之土地及樓宇及設備經營租賃而於未來應付之最低租賃支出總額如下：

	集團	
	二零零七年 港幣千元	[illegible]
第一年	**29,245**	22,258
第二至第五年	**43,518**	47,846
五年以上	**108,742**	108,527
	181,505	178,631

40. 經營租賃應收租金

根據不可撤銷之土地及樓宇經營租賃而於未來應收之最低租賃收入總額如下：

	集團	
	二零零七年 港幣千元	[illegible]
第一年	**15,752**	20,992
第二至第五年	**54,670**	73,257
五年以上	**35,098**	42,256
	105,520	136,505

37. 出售附屬公司

於二零零七年十月，本集團出售於嘉華石礦(湖州)有限公司的100%股權。已出售資產淨值如下：

	已出售資產 賬面金額 港幣千元
物業、機器及設備	**45,717**
石礦場之發展	**7,648**
存貨	**3,846**
匯兑儲備	**(5,657)**
已出售資產淨值	**51,554**
現金代價	**(49,217)**
出售時之虧損(附註8)	**2,337**

38. 資本承擔

	集團	
	二零零七年 港幣千元	[illegible]
已簽約但未撥備	**2,519,750**	2,315,845
已批准但未簽約	**3,866,781**	1,206,054

36. 綜合現金流量表附註

(a) 經營溢利／(虧損)與來自經營業務之現金對賬表

	二零零七年 港幣千元	二零零六年 港幣千元
經營溢利／(虧損)	**81,282**	(1,032,447)
折舊	**328,280**	144,493
投資物業公平值變動	**–**	500
出售物業、機器及設備虧損	**1,229**	119
出售無形資產虧損	**–**	42
出售附屬公司虧損	**2,337**	–
出售部分共同控制實體收益	**(28,863)**	–
出售非流動投資收益	**(1,736)**	–
上市投資已變現及未變現收益	**(68,429)**	(3,883)
衍生金融工具公平值變動	**–**	407
非流動投資減值	**4,569**	4,237
物業、機器及設備減值	**27,457**	784
存貨減值	**943**	–
利息收入	**(225,409)**	(162,819)
融資租賃總盈利	**(14,514)**	(11,441)
上市及非上市投資股息收入	**(13,196)**	(9,578)
遞延支出攤銷	**38,771**	33,484
無形資產攤銷	**1,004,088**	999,224
租賃土地及土地使用權攤銷	**41,484**	12,938
授予認股權公平值	**–**	3,661
營運資本變動前之經營溢利／(虧損)	**1,178,293**	(20,279)
存貨增加	**(716)**	(600)
應收賬款及預付款(增加)／減少	**(329,928)**	110,976
應付賬款及應計費用增加	**423,411**	2,142,421
來自經營業務之現金	**1,271,060**	2,232,518

(b) 出售附屬公司相關現金流入分析

	二零零七年 港幣千元	二零零六年 港幣千元
以現金償付之代價	**49,217**	–
出售時之現金流入淨額	**49,217**	–

35. 應付賬款及應計費用

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
業務應付賬款(附註a)	**1,038,002**	975,230	**–**	–
其他應付款	**678,030**	668,863	**–**	–
已發出籌碼	**1,322,394**	1,065,413	**–**	–
少數股東貸款(附註b)	**89,672**	76,088	**–**	–
營運應計費用	**765,649**	843,663	**30,198**	16,555
已收按金	**7,883**	4,294	**–**	–
	3,901,630	3,633,551	**30,198**	16,555

(a) 本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	**608,429**	816,005
二至三個月	**86,894**	65,820
四至六個月	**43,952**	55,560
六個月以上	**298,727**	37,845
	1,038,002	975,230

本集團之業務應付賬款之賬面值以下列貨幣列值：

	二零零七年 港幣千元	二零零六年 港幣千元
澳門幣	**206,157**	795,853
人民幣	**204,646**	147,710
港幣	**617,369**	31,667
其他	**9,830**	–
	1,038,002	975,230

(b) 借款為無抵押、免息及無固定還款期。

33. 遞延稅項負債(續)

遞延稅項乃根據負債法採用集團營運國家之適用稅率就暫時差異全數計算。遞延稅項負債／(資產)之變動如下：

	稅項折舊 港幣千元	稅項虧損 港幣千元	公平值調整 港幣千元	總計 港幣千元
於二零零五年十二月三十一日	34,146	(20,262)	1,764,647	1,778,531
收購附屬公司	878	—	—	878
在損益表(計入)／扣除	4,101	(4,105)	(817)	(821)
於二零零六年十二月三十一日	39,125	(24,367)	1,763,830	1,778,588
在損益表(計入)／扣除	(6,317)	12,611	(3,382)	2,912
於二零零七年十二月三十一日	**32,808**	**(11,756)**	**1,760,448**	**1,781,500**

未用稅項虧損及其他暫時差異合共港幣460,394,000元(二零零六年：港幣403,086,000元)產生之遞延稅項資產港幣63,862,000元(二零零六年：港幣67,883,000元)並無在綜合財務報表中確認。未動用稅項虧損港幣138,352,000元(二零零六年：港幣171,174,000元)並無到期日，而其餘結餘將於二零一三年或以前之多個日期到期。

34. 撥備

	集團		
	環境復原 港幣千元	採礦權利 港幣千元	總計 港幣千元
於二零零六年一月一日	122,070	63,090	185,160
額外撥備	5,500	—	5,500
在損益表扣除	1,460	12,820	14,280
本年度使用	(9,160)	(8,710)	(17,870)
於二零零六年十二月三十一日	119,870	67,200	187,070
撥備撥回	(1,597)	—	(1,597)
在損益表扣除	1,438	17,740	19,178
本年度使用	(16,807)	(15,258)	(32,065)
於二零零七年十二月三十一日	**102,904**	**69,682**	**172,586**

撥備現期部分金額港幣36,964,000元(二零零六年：港幣66,919,000元)計入其他應付賬款。

32. 借貸(續)

(i) 銀行借貸及其他借貸賬面金額按下列貨幣列值:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港幣	**539,800**	3,185,342	**397,600**	3,082,882
美元	**5,886,142**	5,737,591	**1,320,525**	1,205,377
人民幣	**71,497**	49,920	**–**	–
澳門幣	**8,379**	–	**–**	–
	6,505,818	8,972,853	**1,718,125**	4,288,259

33. 遞延税項負債

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
於年初	**1,778,588**	1,778,531
收購附屬公司	**–**	878
在損益表扣除/(計入)	**2,912**	(821)
於年末	**1,781,500**	1,778,588

當有法定權利可將現有税項資產與現有税項負債抵銷而遞延税項涉及同一機關,則可將遞延税項資產與負債互相抵銷。經計入適當抵銷後,以上負債在綜合資產負債表內列賬。

32. 借貸(續)

(g) 本集團借貸之利率變動風險及重訂合約價格日期或到期日(以較早者為準)如下:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元
六個月或以下	**2,513,637**	2,603,361	**397,600**	560,900
六至十二個月	**–**	–	**–**	–
一至五年	**3,992,181**	3,727,359	**1,320,525**	3,727,359
五年以上	**–**	2,642,133	**–**	–
	6,505,818	8,972,853	**1,718,125**	4,288,259

(h) 借貸之賬面金額及公平值如下:

	集團				公司			
	賬面金額		公平值		賬面金額		公平值	
	二零零七年 港幣千元	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元
銀行貸款	**611,297**	713,280	**611,297**	713,280	**397,600**	560,900	**397,600**	560,900
固定息率票據	**–**	2,521,982	**–**	2,281,206	**–**	2,521,982	**–**	2,281,206
有擔保票據	**4,565,617**	4,532,106	**4,661,763**	4,552,934	**–**	–	**–**	–
可換股票據	**1,320,525**	1,205,377	**1,183,827**	1,139,685	**1,320,525**	1,205,377	**1,183,827**	1,139,685
其他借貸	**8,379**	108	**8,425**	108	**–**	–	**–**	–
	6,505,818	8,972,853	**6,456,312**	8,687,213	**1,718,125**	4,288,259	**1,581,427**	3,981,791

借貸公平值按現行借貸利率利用現金流折現法計算。浮息及其他流動借貸之賬面值與其公平值相若。

32. 借貸（續）

(e) 借貸到期日：

	集團							
	銀行借款		定息票據		有擔保票據		可換股票據	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**491,257**	532,780	–	–	–	–	–	–
第一至第二年	**99,060**	157,360	–	2,521,982	–	–	–	–
第二至第五年	**6,480**	6,480	–	–	**4,565,617**	1,889,973	**1,320,525**	1,205,377
五年以上	**14,500**	16,660	–	–	–	2,642,133	–	–
	611,297	713,280	–	2,521,982	**4,565,617**	4,532,106	**1,320,525**	1,205,377

	公司					
	銀行借款		定息票據		可換股票據	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**397,600**	405,700	–	–	–	–
第一至第二年	–	155,200	–	2,521,982	–	–
第二至第五年	–	–	–	–	**1,320,525**	1,205,377
	397,600	560,900	–	2,521,982	**1,320,525**	1,205,377

(f) 實際利率：

	二零零七年			二零零六年		
	港幣	人民幣	美元	港幣	人民幣	美元
銀行借款	**3.8%**	**5.8%**	–	4.4%	5.0%	–
定息票據	**5.7%**	–	–	5.7%	–	–
有擔保票據	–	–	**10.9%**	–	–	10.9%
可換股票據	–	–	**9.23%**	–	–	9.23%

32. 借貸(續)

可換股票據之利息開支按實際利率9.23%(二零零六年:9.23%)利用實際利率法計算。

	二零零七年 港幣千元	二零零六年 港幣千元
衍生部分		
年初/於發行日	**573,109**	642,798
公平值變動	**(105,924)**	(67,818)
匯兑差額	**1,673**	(1,871)
年末(附註22)	**468,858**	573,109

衍生部分公平值參考「二項式」模式釐定。計算有關公平值所用之主要假設如下:

(i) 估值乃假設可換股票據將會繼續而並無不履約支付、延遲付款,且並無提前贖回。

(ii) 本公司股價之預期波幅為45%(二零零六年:50%)乃按過往三年內之股價波動而釐定。

(iii) 無風險率乃按各日期之匯兑基金票據之收益率而釐定,到期年期根據可換股票據之年期釐定。

(iv) 預期可換股票據期限內之派息率為0.1%(二零零六年:0.1%)。

(d) 融資租賃負債

融資租賃負債須於下列年度支付:

	最低付款		現值	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**4,828**	135	**3,990**	108
第二年	**4,828**	—	**4,389**	—
	9,656	135	**8,379**	108

32. 借貸(續)

(b) 於二零零五年十二月十四日，本集團透過其附屬公司Galaxy Entertainment Finance Company Limited發行總本金額為600,000,000美元的定息及浮息擔保優先票據(「擔保票據」)。面值350,000,000美元之定息擔保優先票據之年利率為9.875厘，須於二零一二年十二月十五日全數償還。面值250,000,000美元之浮息擔保優先票據按六個月倫敦銀行同業美元拆息加5厘計息，須於二零一零年十二月十五日全數償還。擔保票據於新加坡證券交易所有限公司上市。

票據所得款項限於用作償還特定銀行貸款、擔保票據的利息付款、在建資產之興建及發展以及一般公司用途(附註28)。

(c) 於二零零六年十二月十四日，本公司發行總本金額為240,000,000美元(相當於約港幣1,872,000,000元)零息票可換股票據(「可換股票據」)。根據可換股票據條款，可換股票據為無抵押、不計息並將於二零一一年十二月十四日到期。在可換股票據之條款規限下，可換股票據持有人可選擇於二零零七年六月十四日或之後至到期日為止，隨時按每股初步兌換價港幣9.36元(可予調整)將可換股票據兌換為本公司之普通股。根據可換股票據條款，兌換價可按重定機制予以調整。除非先前已經贖回、註銷或兌換，可換股票據將於到期日按本金額100%全數或部分贖回。在可換股票據之條款規限下，本集團可選擇於二零零七年十二月十四日之後及到期日前，隨時按本金額100%全數或部分贖回可換股票據。

可換股票據所得款項限於用作償還在建資產之興建及發展以及一般公司用途(附註28)。

可換股票據衍生工具公平值乃參考「二項式」期權定價模式於發行日進行估值。衍生部分之所得款項淨額超出其公平值之款項乃確認列作負債。

於資產負債表確認之可換股票據及衍生部分之負債分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
可換股票據下之負債		
年初／於發行日	**1,205,377**	1,203,415
匯兌差額	**3,518**	(3,502)
利息開支	**111,630**	5,464
年末	**1,320,525**	1,205,377

32. 借貸

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
銀行借款				
有抵押	**178,700**	259,860	**153,400**	157,400
無抵押	**432,597**	453,420	**244,200**	403,500
	611,297	713,280	**397,600**	560,900
其他借貸				
定息票據(附註a)	**–**	2,521,982	**–**	2,521,982
有擔保票據(附註b)	**4,565,617**	4,532,106	**–**	–
可換股票據(附註c)	**1,320,525**	1,205,377	**1,320,525**	1,205,377
銀行借款及其他借貸	**6,497,439**	8,972,745	**1,718,125**	4,288,259
融資租賃承擔(附註d)	**8,379**	108	**–**	–
借貸總額	**6,505,818**	8,972,853	**1,718,125**	4,288,259
列為流動負債之現期部分	**(495,247)**	(532,888)	**(397,600)**	(405,700)
	6,010,571	8,439,965	**1,320,525**	3,882,559

(a) 二零零五年七月二十二日,本公司發行本金額為港幣2,544,240,000元於二零零六年八月二十一日到期償還附有不同利率之定息票據,作為收購銀河娛樂場股份有限公司之部分代價。於二零零六年一月十四日,港幣2,371,805,000元定息票據之持有人已同意修訂條款,將票據到期日由二零零六年八月二十一日延至二零零八年九月三十日,並將利率改為固定利率每年6厘。於二零零六年五月二十二日,本集團已全數支付餘下港幣172,435,000元定息票據另加應計利息港幣3,401,000元。

二零零七年十月八日,本公司與港幣2,371,805,000元定息票據之持有人簽訂一項協議,據此,本公司同意兑換定息票據及應計利息之本金額約50%(即港幣1,320,289,680元)為本公司156,804,000股每股面值港幣0.10元之新股,每股發行價為港幣8.42元,及以現金贖回本金結餘。二零零七年十一月二十七日,已完成兑換定息票據,而本集團已全數支付餘下所有定息票據。

31. 儲備（續）

公司

	股份溢價 港幣千元	資本儲備 港幣千元	股本 贖回儲備 港幣千元	認股權儲備 港幣千元	盈餘儲備 港幣千元	總計 港幣千元
於二零零七年一月一日	**11,456,959**	**235,239**	**70**	**36,927**	**263,977**	**11,993,172**
發行新股	**5,167,851**	**–**	**–**	**–**	**–**	**5,167,851**
認股權獲行使時發行股份	**45,160**	**–**	**–**	**(8,165)**	**–**	**36,995**
本年度虧損	**–**	**–**	**–**	**–**	**(25,886)**	**(25,886)**
於二零零七年十二月三十一日	**16,669,970**	**235,239**	**70**	**28,762**	**238,091**	**17,172,132**
於二零零六年一月一日	11,435,004	235,239	70	35,561	332,540	12,038,414
認股權獲行使時發行股份	21,955	–	–	(3,883)	–	18,072
認股權公平值	–	–	–	5,661	–	5,661
認股權失效	–	–	–	(412)	412	–
本年度虧損	–	–	–	–	(68,975)	(68,975)
於二零零六年十二月三十一日	11,456,959	235,239	70	36,927	263,977	11,993,172

本公司可供分配予股東之儲備為港幣238,091,000元（二零零六年：港幣263,977,000元）。

31. 儲備

集團

	股份溢價 港幣千元	資本儲備 港幣千元	股本贖回儲備 港幣千元	對沖儲備 港幣千元	投資儲備 港幣千元	認股權儲備 港幣千元	匯兌儲備 港幣千元	盈餘儲備 港幣千元 (附註a)	總計 港幣千元
於二零零七年一月一日	**11,456,959**	**4,395**	**70**	**47,072**	**118,133**	**36,927**	**52,402**	**1,587,229**	**13,303,187**
匯兌差額	**-**	**-**	**-**	**-**	**-**	**-**	**47,995**	**-**	**47,995**
對沖現金流公平值變動	**-**	**-**	**-**	**(61,802)**	**-**	**-**	**-**	**-**	**(61,802)**
發行新股(附註b)	**5,167,851**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**5,167,851**
認股權發行使時發行股份	**45,160**	**-**	**-**	**-**	**-**	**(8,165)**	**-**	**-**	**36,995**
非流動投資公平值變動	**-**	**-**	**-**	**-**	**(14,938)**	**-**	**-**	**-**	**(14,938)**
本年度虧損	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(466,200)**	**(466,200)**
於二零零七年十二月三十一日	**16,669,970**	**4,395**	**70**	**(14,730)**	**103,195**	**28,762**	**100,397**	**1,121,029**	**18,013,088**
於二零零六年一月一日	11,435,004	4,395	70	-	(3,871)	37,561	11,874	3,118,363	14,603,396
匯兌差額	-	-	-	-	-	-	40,528	-	40,528
對沖現金流公平值變動	-	-	-	47,072	-	-	-	-	47,072
認股權發行使時發行股份	21,955	-	-	-	-	(3,883)	-	-	18,072
認股權公平值	-	-	-	-	-	3,661	-	-	3,661
認股權失效	-	-	-	-	-	(412)	-	412	-
非流動投資公平值變動	-	-	-	-	122,004	-	-	-	122,004
本年度虧損	-	-	-	-	-	-	-	(1,531,546)	(1,531,546)
於二零零六年十二月三十一日	11,456,959	4,395	70	47,072	118,133	36,927	52,402	1,587,229	13,303,187

(a) 根據澳門商法典第432號，一間本集團擁有88.1%權益之附屬公司(於澳門註冊成立的股份有限公司)須將其除稅後溢利最少10%撥入法定儲備，直至該儲備結餘達到相等於該附屬公司股本25%之水平為止。待該附屬公司股東在股東周年大會上批准後，港幣45,549,000元(二零零六年：無)之款項將分配至儲備，且不可分配予附屬公司股東。

(b) 二零零七年內發行股份的股份溢價包括股份發行成本港幣99,000,000元。

30. 認股權計劃(續)

(c) 尚未行使之認股權

行使期	行使價 港元	認股權數目 二零零七年	二零零六年
董事			
一九九九年五月二十日至 二零零八年五月十九日	0.5333	**2,500,000**	2,500,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.5216	**3,400,000**	3,400,000
二零零四年三月一日至 二零一三年二月二十八日	0.5140	**3,980,000**	4,280,000
二零零五年十月二十二日至 二零一一年十月二十一日	4.5900	**14,200,000**	13,200,000
二零零六年十月二十二日至 二零一一年十月二十一日	4.5900	**2,860,000**	3,290,000
僱員及其他人士			
一九九九年五月二十日至 二零零八年五月十九日	0.5333	–	400,000
二零零零年十二月三十日至 二零零九年十二月二十九日	0.5216	–	228,000
二零零四年三月一日至 二零一三年二月二十八日	0.5140	–	280,000
二零零五年十月二十二日至 二零一一年十月二十一日	4.5900	**9,400,000**	16,250,000
二零零六年十月二十二日至 二零一一年十月二十一日	4.5900	**1,878,000**	3,724,000
		38,218,000	47,552,000

30. 認股權計劃（續）

(a) 已行使之認股權

行使期	行使價 港元	已發行股數
二零零七年一月	4.5900	840,000
二零零七年一月	0.5333	270,000
二零零七年一月	0.5216	228,000
二零零七年一月	0.5140	242,000
二零零七年二月	4.5900	834,000
二零零七年三月	4.5900	110,000
二零零七年四月	4.5900	104,000
二零零七年五月	4.5900	2,992,000
二零零七年六月	4.5900	554,000
二零零七年七月	4.5900	28,000
二零零七年八月	4.5900	257,000
二零零七年八月	0.5140	38,000
二零零七年九月	4.5900	618,000
二零零七年十月	4.5900	138,000
二零零七年十一月	4.5900	915,000
二零零七年十二月	4.5900	736,000
二零零七年十二月	0.5333	130,000
二零零七年十二月	0.5140	300,000
		9,334,000

(b) 失效之認股權

	行使價	認股權數目	
行使期	港元	二零零七年	二零零六年
二零零五年十月二十二日至 二零一一年十月二十一日	4.5900	–	400,000
二零零六年十月二十二日至 二零一一年十月二十一日	4.5900	–	418,000
		–	818,000

30. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之人員。本公司於二零零二年五月三十日採納現行認股權計劃，但按照舊認股權計劃所授予之認股權仍然有效。根據計劃，認股權可授予本公司或其聯屬公司之董事、高級行政人員或僱員。每宗授出之認股權均收取港幣1.00元作為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零七年	二零零六年
年初	**47,552,000**	53,908,000
已行使之認股權（附註a）	**(9,334,000)**	(5,538,000)
失效之認股權（附註b）	–	(818,000)
年末（附註c）	**38,218,000**	47,552,000

29. 股本

	每股面值港幣0.10元之普通股	港幣千元
法定：		
於二零零六年十二月三十一日	6,888,000,000	688,800
增加（附註a)	2,112,000,000	211,200
於二零零七年十二月三十一日	**9,000,000,000**	**900,000**
發行及繳足：		
於二零零五年十二月三十一日	3,290,579,361	329,058
認股權獲行使時發行股份	5,538,000	554
於二零零六年十二月三十一日	3,296,117,361	329,612
發行新股（附註b）	630,188,000	63,019
認股權獲行使時發行股份	9,334,000	933
於二零零七年十二月三十一日	**3,935,639,361**	**393,564**

(a) 二零零七年十一月二十一日，本公司透過額外發行2,112,000,000股每股面值港幣0.10元之新股，將法定股本由港幣688,800,000元增加至港幣900,000,000元，分為9,000,000,000股每股面值港幣0.10元之股份。新股與本公司股本中當時已發行股份於各方面具有同等權益。

(b) 二零零七年十月二十五日，本公司向獨立第三方發行150,000,000股每股面值港幣0.10元之新股，每股發行價港幣8.58元，以籌得現金合共港幣1,287,000,000元。發行股份所得款項淨額擬用作撥付博彩相關業務、設施發展、收購機遇以及一般營運資金所需。

二零零七年十一月二十七日，本公司向私人股本基金Permira IV發行323,384,000股每股面值港幣0.10元之新股，每股發行價港幣8.42元，以籌得現金合共港幣2,723,000,000元。同日，本公司兑換定息票據本金額約50%及應計利息，即港幣1,320,000,000元為本公司156,804,000股每股面值港幣0.10元之新股，每股發行價為港幣8.42元。發行股份所得款項淨額擬用作撥付博彩相關業務、設施發展、收購機遇以及一般營運資金所需，以及動用港幣1,320,000,000元償還定息票據約50%。

28. 現金及銀行結餘

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
銀行及庫存現金	**1,339,154**	1,625,187	**438**	—
短期銀行存款	**6,891,208**	4,158,010	**4,548,284**	1,853,249
	8,230,362	5,783,197	**4,548,722**	1,853,249

本集團及本公司之現金及銀行結餘分別為港幣1,934,000,000元(二零零六年:港幣3,325,000,000元)及港幣1,577,000,000元(二零零六年:港幣1,577,000,000元),受限於下文附註32(b)及(c)所載票據發售協議,該款項須用於指定用途。

本集團之現金及銀行結餘賬面金額以下列貨幣列值:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港幣	**5,587,741**	2,302,649	**2,647,691**	—
美元	**2,264,440**	3,337,891	**1,901,031**	1,853,249
澳門幣	**306,976**	73,385	**—**	—
人民幣	**71,205**	69,272	**—**	—
	8,230,362	5,783,197	**4,548,722**	1,853,249

現金及銀行結餘之實際利率為4.1%(二零零六年:4.7%),而平均到期日為三十六天(二零零六年:二十四天)。

26. 應收／(應付)共同控制實體款項

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
應收共同控制實體款項(附註a)	**339,168**	174,053
應付共同控制實體款項(附註b)	**(2,177)**	(294)

(a) 為數港幣187,226,000元(二零零六年：港幣34,483,000元)之應收款項當中港幣5,648,000元(二零零六年：港幣5,648,000元)為有抵押、按當時之市場利率計息及按協定年期償還。其餘應收款為無抵押、免息及根據協定條款償還。應收款項以人民幣列值。

(b) 應付款為無抵押、免息及無固定還款期。

27. 其他投資

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
香港上市之股本證券，按市值	**57,768**	29,636
衍生金融工具，上市股本證券認股權	**—**	9,605
	57,768	39,241

25. 應收賬款及預付款（續）

(a) （續）

本集團之應收賬款包括賬面金額為數港幣354,343,000元（二零零六年：港幣302,826,000元）之未到期應收款。賬面金額為數港幣262,231,000元（二零零六年：港幣201,564,000元）之應收款在信貸期過後仍未獲支付，本集團並無就該等應收款之減值虧損計提撥備。該等應收賬款依到期日之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
到期日：		
一個月內	**66,566**	47,161
二至三個月	**73,867**	50,621
四至六個月	**63,051**	44,656
六個月以上	**58,747**	59,126
	262,231	201,564

於二零零七年十二月三十一日，本集團為數港幣54,400,000元（二零零六年：港幣50,288,000元）之應收賬款已減值並全數計提撥備。本集團於釐定業務應收賬款有否減值時考慮之因素於附註3.15中披露。

應收賬款之減值撥備變動

	二零零七年 港幣千元	二零零六年 港幣千元
於一月一日之結餘	**50,288**	52,832
收購附屬公司	**–**	100
應收款減值撥備	**3,016**	–
年內撇銷為無法收回之應收款	**(3,133)**	(46)
已撥回未動用金額	**–**	(2,643)
匯兑差額	**4,229**	45
於十二月三十一日之結餘	**54,400**	50,288

(b) 其他應收賬款港幣348,254,000元（二零零六年：港幣68,193,000元）主要以港元計值，向未到期償還。

(c) 應收款為無抵押、免息及根據協定條款償還。

25. 應收賬款及預付款(續)

(a) 業務應收賬款主要來自銷售建築材料。本集團根據當地業界標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120至180天。此政策由管理層定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	**160,066**	136,508
二至三個月	**178,714**	148,612
四至六個月	**118,994**	97,840
六個月以上	**158,800**	121,430
	616,574	504,390

本集團之應收賬款賬面金額以下列貨幣列值：

	二零零七年 港幣千元	二零零六年 港幣千元
人民幣	**398,942**	329,594
港幣	**161,365**	129,724
澳門幣	**56,267**	45,072
	616,574	504,390

24. 存貨

	集團 二零零七年 港幣千元	集團 二零零六年 港幣千元
建築材料		
石料及沙	**33,019**	31,720
混凝土管筒及磚	**8,485**	13,527
水泥	**7,118**	6,599
零件	**14,767**	24,116
消耗品	**14,770**	6,766
	78,159	82,728
博彩及娛樂		
撲克牌	**6,462**	8,769
餐飲	**2,052**	1,521
消耗品	**3,776**	1,504
	12,290	11,794
	90,449	94,522

25. 應收賬款及預付款

	集團 二零零七年 港幣千元	集團 二零零六年 港幣千元	公司 二零零七年 港幣千元	公司 二零零六年 港幣千元
業務應收賬款扣除撥備(附註a)	**616,574**	504,390	**–**	–
其他應收款(附註b)	**348,254**	68,193	**21,138**	1,245
應收聯營公司款項(附註c)	**5,166**	183	**–**	–
預付款	**32,948**	72,620	**240**	568
應收融資租賃款之現期部分	**36,394**	43,699	**–**	–
	1,039,336	689,085	**21,378**	1,813

23. 其他非流動資產（續）

(b) 應收融資租賃款

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
應收款總額	**204,435**	250,860
未賺取融資收入	**(30,603)**	(38,609)
	173,832	212,251
計入流動資產之現期部分	**(36,394)**	(43,699)
	137,438	168,552

融資租賃可於下列年度收取：

	現值		最低收取款項	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**36,394**	43,699	**50,709**	57,844
第一至第五年	**121,685**	166,245	**137,550**	190,592
五年以上	**15,753**	2,307	**16,176**	2,424
	173,832	212,251	**204,435**	250,860

(c) 遞延應收款為借予承包商款項，墊款由承包商之資產作抵押，並以當時市場利率計息，按月分期攤還直至二零一二年。應收款項之流動部分已計入其他應收款內。

(d) 於二零零七年十二月三十一日，受限制銀行存款港幣50,000,000元乃抵押作為本公司及本集團所獲銀行融資之擔保。銀行融資包括為數港幣291,000,000元之擔保，自二零零七年四月一日起計至批給協議屆滿後90天或二零二二年三月三十一日（以較早者為準），該項擔保以澳門政府為受益人，涵蓋批給協議項下本集團之法律及合約責任。

於二零零六年十二月三十一日，受限制銀行存款港幣259,000,000元乃抵押作為本公司及本集團所獲銀行融資之擔保。銀行融資包括為數港幣485,000,000元之擔保，至二零零七年三月三十一日屆滿，該項擔保以澳門政府為受益人，涵蓋批給協議項下本集團之法律及合約責任。此項存款亦抵押作為兩項為數港幣75,000,000元之循環有期貸款之擔保。

受限制銀行存款實際利率為4.37%（二零零六年：3.86%），平均到期日為二十五天（二零零六年：三十二天）。

23. 其他非流動資產

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
非流動投資(附註a)	**256,257**	284,932
應收融資租賃款(附註b)	**137,438**	168,552
遞延支出		
清除表土費用	**51,538**	68,574
發展石礦場費用	**15,867**	10,930
改善石礦場費用	**83,675**	105,880
遞延應收款(附註c)	**4,827**	6,604
受限制銀行存款(附註d)	**50,000**	259,153
	599,602	904,625

(a) 非流動投資

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
非上市投資，按公平值	**123,256**	151,931
借予投資公司墊款	**133,001**	133,001
	256,257	284,932

借予投資公司墊款為無抵押、免息及無固定還款期。該等墊款性質被視為權益。

21. 聯營公司（續）

(a) 本集團應佔聯營公司之資產、負債及業績概述如下：

	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產	**7,211**	—
流動資產	**12,385**	730
流動負債	**(4,700)**	—
非流動負債	**(14,166)**	—
	730	730
收入	**5,929**	—
開支	**(5,929)**	—
除税前溢利	**—**	—

(b) 聯營公司詳情載於附註44(c)。

22. 衍生金融工具

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
對沖現金流量交叉貨幣掉期合約	**1,155**	47,072
對沖現金流量及公平值交叉貨幣掉期合約	**(8,673)**	—
可換股票據衍生部分（附註32c）	**(468,858)**	(573,109)
	(477,531)	(573,109)

交叉貨幣掉期合約的設定本金額為600,000,000美元（二零零六年：600,000,000美元）。

於二零零七年十二月三十一日，固定利率介乎9.47%至9.495%不等（二零零六年：9.47%至9.495%）。主要浮動利率為香港銀行同業拆息及倫敦銀行同業拆息。於二零零七年十二月三十一日，就交叉貨幣掉期合約於權益中確認為對沖儲備盈虧（附註31）將繼續撥入損益表直至償還借貸之日（附註32）。

20. 共同控制實體（續）

(a) 本集團應佔共同控制實體之資產、負債及業績概述如下：

	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產	**814,795**	441,948
流動資產	**443,256**	380,915
流動負債	**(238,249)**	(159,690)
非流動負債	**(513,609)**	(276,653)
	506,193	386,520
收入	**469,028**	462,691
開支	**(462,866)**	(430,717)
除税前溢利	**6,162**	31,974

(b) 董事認為對集團業績及／或資產淨值有重大影響之共同控制實體詳情載於附註44(b)。

21. 聯營公司

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
年初	**730**	21,346
新投資	**–**	730
應佔業績		
除税前虧損	**–**	(612)
轉撥往附屬公司	**–**	(20,734)
年末	**730**	730

19. 附屬公司

	公司	
	二零零七年 港幣千元	二零零六年 港幣千元
非上市股份，按成本值	**1**	1
應收附屬公司款項	**14,831,229**	14,973,752
應收附屬公司貸款	**381,208**	544,508
應付附屬公司款項	**–**	(172,955)

應收及應付款項為無抵押、免息及無固定還款期。

應收貸款為無抵押，須依據當時之市場利率收取利息，並且無固定還款期。

董事會認為對集團業績及／或資產淨值有重大影響之附屬公司詳情載於附註44(a)。

20. 共同控制實體

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
年初	**386,520**	279,432
新投資	**110,984**	63,880
應佔業績		
除稅前溢利	**6,162**	31,974
稅項	**(6,110)**	(2,351)
股息	**(21,504)**	(6,565)
應佔匯兑儲備	**30,141**	20,150
年末	**506,193**	386,520

18. 無形資產

集團

	商譽	博彩牌照	電腦軟件	總計
	港幣千元	港幣千元	港幣千元	港幣千元
成本值				
於二零零六年十二月三十一日	33,014	16,887,329	18,201	16,938,544
增加	–	–	4,268	4,268
出售	–	–	(2)	(2)
於二零零七年十二月三十一日	33,014	16,887,329	22,467	16,942,810
累積攤銷				
於二零零六年十二月三十一日	–	1,416,851	1,207	1,418,058
本年度金額	–	998,360	5,728	1,004,088
出售	–	–	(1)	(1)
於二零零七年十二月三十一日	–	2,415,211	6,934	2,422,145
賬面淨值				
於二零零七年十二月三十一日	**33,014**	**14,472,118**	**15,533**	**14,520,665**
於二零零六年十二月三十一日	33,014	15,470,478	16,994	15,520,486

商譽乃按照本集團以營運國家及業務分部區分之現金產生單位予以分配。賬面金額為數港幣28,524,000元（二零零六年：港幣28,524,000元）及港幣4,490,000元（二零零六年：港幣4,490,000元）之商譽，乃分別分配至澳門及香港之建築材料分部。業務單位之可收回金額乃按照在用價值計算。計算在用價值所用之主要假設乃以個別分部之增長率及折扣率之最佳估算為準。

16. 投資物業

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
按估值		
年初	**62,500**	63,000
公平值變動	**–**	(500)
年末	**62,500**	62,500

投資物業乃根據十年至五十年租賃期在香港持有，獨立專業估值師威格斯資產評估顧問有限公司按公開市值評定投資物業之估值。

17. 租賃土地和土地使用權

	集團	
	二零零七年 港幣千元	二零零六年 港幣千元
年初賬面淨值	**1,621,917**	1,638,620
匯兑差額	**240**	121
增加	**104**	22,463
攤銷	**(41,484)**	(39,287)
年末賬面淨值	**1,580,777**	1,621,917
成本值	**1,766,277**	1,765,933
累積攤銷	**(185,500)**	(144,016)
賬面淨值	**1,580,777**	1,621,917
十年至五十年租賃期		
澳門	**1,344,091**	1,378,510
香港	**233,503**	240,462
中國內地	**3,183**	2,945
	1,580,777	1,621,917

在香港賬面淨值為港幣222,173,000元（二零零六年：港幣216,978,000元）之租賃土地已抵押作為銀行借貸之擔保（附註32）。

15. 物業、機器及設備

集團

	樓宇 港幣千元	租賃物業裝修 港幣千元	廚房及機器 港幣千元	博彩設備及其他資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本值						
於二零零六年十二月三十一日	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
匯兑差額	2,933	6	19,608	12,788	–	35,335
增加	173,268	4,989	38,964	42,939	992,176	1,252,336
轉撥	376	(1,434)	(60,395)	61,453	–	–
出售附屬公司	(5,294)	–	(51,719)	(1,341)	–	(58,354)
出售	(2,354)	(2,253)	(43,977)	(21,763)	–	(70,347)
於二零零七年十二月三十一日	1,863,868	54,559	1,149,085	960,091	1,790,481	5,818,084
累積折舊及減值						
於二零零六年十二月三十一日	21,652	35,368	511,403	208,187	–	776,610
匯兑差額	488	100	8,872	8,823	–	18,283
本年度金額	57,280	6,697	99,430	164,873	–	328,280
出售附屬公司	(2,498)	–	(9,156)	(983)	–	(12,637)
出售	(986)	(706)	(38,461)	(10,943)	–	(51,096)
減值	13,781	1,863	11,585	228	–	27,457
於二零零七年十二月三十一日	89,717	43,322	583,673	370,185	–	1,086,897
賬面淨值						
於二零零七年十二月三十一日	**1,774,151**	**11,237**	**565,412**	**589,906**	**1,790,481**	**4,731,187**
成本值						
於二零零五年十二月三十一日	41,773	34,778	726,144	274,274	752,306	1,829,275
匯兑差額	1,751	81	11,609	7,575	–	21,016
收購附屬公司	–	–	6,922	1,398	–	8,320
增加	23,644	9,051	55,473	595,139	2,142,245	2,825,552
轉撥	1,628,168	9,638	458,440	–	(2,096,246)	–
出售	(397)	(297)	(11,984)	(12,371)	–	(25,049)
於二零零六年十二月三十一日	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
累積折舊及減值						
於二零零五年十二月三十一日	7,736	26,102	455,177	152,597	–	641,612
匯兑差額	253	36	4,693	4,094	–	9,076
本年度金額	13,722	9,276	59,707	61,788	–	144,493
出售	(59)	(46)	(8,958)	(10,292)	–	(19,355)
減值	–	–	784	–	–	784
於二零零六年十二月三十一日	21,652	35,368	511,403	208,187	–	776,610
賬面淨值						
於二零零六年十二月三十一日	1,673,287	17,883	735,201	657,828	798,305	3,882,504

(a) 其他資產包括躉船、傢俬及設備、營運設備及汽車。

(b) 根據融資租賃持有的其他設備賬面淨值為數港幣7,702,000元(二零零六年：港幣127,000元)。

(c) 本年度內，因就興建一座樓宇而特別訂立之融資安排所產生之借貸成本港幣104,120,000元(二零零六年：港幣72,060,000元)以及租賃租金預付款攤銷零(二零零六年：港幣26,349,000元)已予資本化並計入在建資產內。所用資本化比率為3.84%(二零零六年：5.96%)，乃用作項目資金之貸款之實際借貸成本。

12. 股東應佔虧損

股東應佔虧損乃在本公司財務報表中處理，為數港幣25,886,000元(二零零六年：港幣68,975,000元)。

13. 每股虧損

每股基本虧損乃根據股東應佔虧損港幣466,200,000元(二零零六年：虧損港幣1,531,546,000元)及年內已發行股份之加權平均數3,373,065,022股(二零零六年： 3,293,135,440股)計算。

二零零七年及二零零六年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使或可換股票據的轉換並無對每股虧損造成攤薄影響。

14. 股息

董事會決議於截至二零零七年十二月三十一日止年度不宣派任何股息(二零零六年：無)。

11. 稅項

	二零零七年 港幣千元	二零零六年 港幣千元
本年度稅項		
香港利得稅	**7,660**	708
中國內地所得稅	**11,965**	1,932
澳門所得補充稅	**3,635**	4,029
遞延稅項	**2,912**	(821)
	26,172	5,848

香港利得稅乃在抵銷承前結轉之可用稅項虧損後按照本年度估計應課稅溢利依17.5%(二零零六年：17.5%)稅率提撥。香港以外地區稅項乃按有關國家之現行稅率就當地產生之應課稅溢利提撥。

本集團除稅前虧損之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

	二零零七年 港幣千元	二零零六年 港幣千元
除稅前虧損	**(476,061)**	(1,525,662)
應佔溢利減虧損		
共同控制實體	**(52)**	(29,623)
聯營公司	**–**	612
	(476,113)	(1,554,673)
按適用稅率之稅項	**73,925**	198,149
稅務減免之收入	**527**	1,769
無須課稅之收入	**20,607**	7,638
豁免稅項之溢利／(虧損)	**97,881**	(33,654)
不可扣稅之支出	**(163,216)**	(145,778)
使用先前未確認之稅項虧損	**1,257**	6,866
未確認之稅項虧損	**(56,653)**	(40,556)
稅項撥備不足	**(500)**	(282)
稅項支出	**(26,172)**	(5,848)

9. 管理層酬金(續)

(c) 退休福利計劃(續)

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此，本集團須按10%至22%供款率(視乎適用的地方規定而定)，每月向該等計劃作出定額供款。除上文所述付款外，本集團概無支付僱員其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃成本，包括本集團對退休計劃之供款額港幣43,298,000元(二零零六年：港幣29,356,000元)，扣除沒收之供款港幣27,571,000元(二零零六年：港幣1,119,000元)，剩餘港幣1,389,000元(二零零六年：港幣292,000元)於年終可用作扣減未來的供款。

(d) 認股權

根據本公司之認股權計劃授予董事及僱員之認股權之價值為該等認股權之公平值，根據歸屬期限，在本年度損益表扣除。

10. 財務費用

[illegible]	二零零七年 港幣千元	二零零六年 港幣千元
利息支出		
不須於五年內全數償還之有擔保定息票據	–	276,340
須於五年內全數償還之有擔保定息票據及浮息票據	**493,842**	206,393
須於五年內全數償還之定息票據	**123,141**	140,781
須於五年內全數償還之可換股票據	**111,630**	5,464
銀行貸款及透支	**35,792**	31,795
須於五年內全數償還之融資租賃承擔	**1,227**	56
可換股票據中之衍生部份公平值變動	**(105,924)**	(67,818)
對沖交叉貨幣掉期淨收入	**(14,174)**	(11,626)
其他借款成本	**15,981**	12,901
	661,515	594,286
在建資產資本化金額	**(104,120)**	(72,060)
	557,395	522,226

9. 管理層酬金(續)

(b) 五名最高酬金人士

本年度集團內五名最高酬金人士中包括兩名(二零零六年:一名)董事,其酬金亦已在附註(a)中反映。其餘三名(二零零六年:四名)人士之酬金如下:

	二零零七年 港幣千元	二零零六年 港幣千元
薪金及其他酬金	**12,915**	21,380
酬情花紅	**2,188**	3,194
退休福利	**476**	675
	15,579	25,249

此等人士之酬金組別如下:

	人數 二零零七年	二零零六年
港幣4,000,001元至港幣4,500,000元	–	2
港幣4,500,001元至港幣5,000,000元	**2**	–
港幣5,500,001元至港幣6,000,000元	**1**	–
港幣6,000,001元至港幣6,500,000元	–	1
港幣10,500,001元至港幣11,000,000元	–	1
	3	4

(c) 退休福利計劃

本集團於香港根據法例規定,為僱員對強制性公積金(強積金)計劃供款,供款率為僱員之每月有關入息5%。此外,本集團亦視乎情況,為僱員對同一計劃或職業退休計劃條例計劃進行補足供款。對補足供款計劃而言,倘僱員在享有全數供款利益前退出該計劃,則本集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理,並與本集團之資產分開持有。

本集團亦為澳門合資格僱員營辦一項定額供款單位基金計劃。銀河員工退休基金計劃由本集團委任之獨立管理公司成立及管理。本集團及僱員每月對該計劃作出等額供款。

9. 管理層酬金

(a) 董事酬金

	袍金 港幣千元	薪金、津貼及實物利益 港幣千元	酌情花紅 港幣千元	退休計劃的供款 港幣千元	認股權（附註d） 港幣千元	二零零七年總計 港幣千元	二零零六年總計 港幣千元
執行董事							
呂志和博士	100	3,150	3,000	158	–	**6,408**	3,527
呂耀東先生	127	11,550	3,000	577	–	**15,254**	12,067
陳啟能先生	80	2,587	–	100	–	**2,767**	2,692
徐應強先生	80	2,288	610	205	–	**3,183**	2,712
羅志聰先生	80	789	172	38	–	**1,079**	1,061
鄧呂慧瑜女士	80	–	–	–	–	**80**	268
	547	20,364	6,782	1,078	–	**28,771**	22,327
非執行董事							
張惠彬博士	217	–	–	–	–	**217**	298
鄭慕智先生	160	–	–	–	–	**160**	254
顏志宏先生	160	–	–	–	–	**160**	278
葉樹林博士	117	–	–	–	–	**117**	198
唐家達先生	–	98	–	–	–	**98**	–
Martin Clarke博士	–	–	–	–	–	–	–
Guido Paolo Gamucci先生	–	–	–	–	–	–	–
	654	98	–	–	–	**752**	1,028
二零零七年總計	**1,201**	**20,462**	**6,782**	**1,078**	–	**29,523**	
二零零六年總計	1,080	19,406	304	1,017	1,548		23,355

二零零七年已支付之酌情花紅乃依二零零六年之表現發放。

8. 銷售成本、其他收入及經營溢利／(虧損)(續)

	二零零七年 港幣千元	二零零六年 港幣千元
(c) 經營溢利／(虧損)已扣除下列各項		
折舊	**328,280**	144,493
攤銷		
博彩牌照	**998,360**	998,089
電腦軟件	**5,728**	1,135
清除表土費用	**15,057**	16,475
改善石礦場費用	**20,609**	15,050
發展石礦場費用	**3,105**	1,959
租賃土地和土地使用權(附註i)	**41,484**	12,938
經營租賃租金		
土地及樓房	**81,169**	49,166
廠房及機器	**1,738**	3,900
專利費	**4,790**	5,916
出售物業、機器及設備之虧損	**1,229**	119
出售附屬公司之虧損(附註37)	**2,337**	–
員工成本，包括董事酬金(附註ii)	**1,406,263**	947,069
非流動投資減值	**4,569**	4,237
物業、機器及設備減值	**27,457**	784
應付貿易賬款減值	**3,016**	–
投資物業公平值變動	–	500
投資物業支銷	**518**	660
核數師酬金		
核數服務		
本年度撥備	**7,525**	7,643
上年度撥備不足	**54**	1,375
非核數服務		
本年度撥備	**2,501**	476
上年度撥備不足	**77**	78

(i) 二零零七年在建資產之租賃土地和土地使用權之攤銷概無資本化(二零零六年：港幣26,349,000元)。

(ii) 二零零七年員工成本不包括認股權支出(二零零六年：港幣3,661,000元)。該金額乃於在建資產及固定資產合計港幣92,210,000元(二零零六年：港幣48,559,000元)資本化後列賬。

8. 銷售成本、其他收入及經營溢利／（虧損）

	二零零七年 港幣千元	二零零六年 港幣千元
(a) 銷售成本		
向澳門政府支付的特別博彩稅及基金	**4,439,215**	1,289,236
中介人的佣金及津貼	**4,207,442**	1,240,210
已售存貨成本	**1,306,974**	1,106,659
其他直接成本	**1,429,841**	619,117
	11,383,472	4,255,222
(b) 其他收入		
租金收入	**3,792**	9,286
利息收入		
銀行存款	**219,281**	156,578
借款予共同控制實體（附註26a）	**5,409**	2,073
借款予關連公司	**–**	3,371
遞延應收款（附註23c）	**719**	797
來自博彩業務之行政收入	**30,089**	16,864
非上市投資股息收入	**11,973**	9,229
上市投資股息收入	**1,223**	349
上市投資已變現及未變現收益	**68,429**	3,883
出售部份共同控制實體收益	**28,863**	–
出售非流動投資收益	**1,736**	–
融資租賃總盈利	**14,514**	11,441
匯兌收益	**1,146**	9,417
其他	**28,558**	39,037
	415,732	262,325

7. 收益（續）

若干城市娛樂會娛樂場來自博彩經營業務的收支資料概述如下：

	二零零七年 港幣千元	二零零六年 港幣千元
博彩收益淨額	**1,730,121**	2,732,614
小費及其他收入	**11,242**	22,820
利息收入	**9,527**	18,085
	1,750,890	2,773,519
營運費用		
向澳門政府支付的特別博彩稅及基金	**(698,314)**	(1,101,141)
已付中介人的佣金及津貼	**(615,260)**	(1,042,232)
僱員福利	**(292,793)**	(328,559)
其他營運費用	**(84,770)**	(73,065)
	(1,691,137)	(2,544,997)
博彩經營業務的貢獻	**59,753**	228,522
服務供應商的貢獻／（酬金淨額）	**19,213**	(61,465)
本集團應佔的貢獻	**78,966**	167,057

7. 收益

收益包括銷售建築材料、博彩業務及酒店業務的營業額。

	二零零七年 港幣千元	二零零六年 港幣千元
建築材料銷售	**1,554,212**	1,280,728
博彩經營業務		
博彩收益淨額	**11,135,284**	3,186,893
貢獻（附註）	**78,966**	167,057
小費收入	**33,276**	19,692
酒店業務		
房間租金	**139,519**	10,739
食物及餐飲	**37,835**	3,924
其他	**56,347**	462
	13,035,439	4,669,495

附註：本集團就若干城市娛樂會娛樂場（「若干城市娛樂會娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾為若干城市娛樂會娛樂場提供穩定客源，並為該等城市娛樂會娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩税及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市娛樂會娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩税及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市娛樂會娛樂場在經營上有關之所有營運及行政開支，並無於綜合財務報表內確認為本集團開支。

6. 分部資料(續)

(a) 業務分部資料(續)

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
於二零零七年十二月三十一日				
分部資產	**20,593,125**	**1,855,623**	**8,805,520**	**31,254,268**
共同控制實體	**(2,595)**	**508,788**	**–**	**506,193**
聯營公司	**–**	**730**	**–**	**730**
總資產				**31,761,191**
分部負債	**3,153,545**	**586,592**	**9,082,611**	**12,822,748**
於二零零六年十二月三十一日				
分部資產	20,403,330	1,782,149	6,636,269	28,821,748
共同控制實體	(2,769)	389,289	–	386,520
聯營公司	–	730	–	730
總資產				29,208,998
分部負債	2,907,093	539,522	11,638,884	15,085,499

(b) 地區分佈資料

	收益 港幣千元	資本開支 港幣千元	總資產 港幣千元
截至二零零七年十二月三十一日止年度			
澳門	**11,756,085**	**1,238,195**	**24,698,271**
香港	**686,311**	**9,592**	**5,694,789**
中國內地	**593,043**	**22,153**	**1,368,131**
	13,035,439	**1,269,940**	**31,761,191**
截至二零零六年十二月三十一日止年度			
澳門	3,620,336	2,796,186	25,077,008
香港	516,380	30,515	2,860,182
中國內地	532,779	22,029	1,271,808
	4,669,495	2,848,730	29,208,998

6. 分部資料(續)

(a) 業務分部資料(續)

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
截至二零零六年十二月三十一日止年度				
收益	3,388,767	1,280,728	—	4,669,495
經營(虧損)/溢利(附註)	(1,187,893)	52,512	102,934	(1,032,447)
財務費用				(522,226)
應佔溢利減虧損				
共同控制實體	(2,803)	32,426	—	29,623
聯營公司	—	(612)	—	(612)
除稅前虧損				(1,525,662)
稅項				(5,848)
本年度虧損				(1,531,510)
資本開支	(2,773,738)	(69,533)	(5,459)	(2,848,730)
折舊	(60,570)	(82,729)	(1,194)	(144,493)
攤銷	(1,007,187)	(38,459)	—	(1,045,646)
非流動投資減值	—	—	(4,237)	(4,237)
物業、機器及設備減值	—	(784)	—	(784)

附註： 博彩及娛樂業務分部業績包括城市娛樂會娛樂場及星際酒店及娛樂場所產生之開辦前開支港幣267,868,000元。

5. 關鍵會計估算及判斷（續）

(g) 所得稅

本集團須於香港、澳門及中國內地繳納稅項。在釐定本集團各實體之稅項撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就潛在稅務風險確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定財政期間的當期和遞延稅項撥備。

6. 分部資料

根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，及主要不包括投資、衍生金融工具、可收回稅項及現金及銀行結餘。分部負債主要包括應付賬款、應計費用及撥備，主要不包括稅項及借貸。而業務分部之間沒有任何銷售或貿易交易。

(a) 業務分部資料

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
截至二零零七年十二月三十一日止年度				
收益	11,481,227	1,554,212	–	13,035,439
經營（虧損）／溢利（附註）	(203,059)	74,898	209,443	81,282
財務費用				(557,395)
應佔溢利減虧損				
共同控制實體	174	(122)	–	52
除稅前虧損				(476,061)
稅項				(26,172)
本年度虧損				(502,233)
資本開支	(1,233,343)	(32,413)	(4,184)	(1,269,940)
折舊	(248,491)	(77,331)	(2,458)	(328,280)
攤銷	(1,038,612)	(45,731)	–	(1,084,343)
非流動投資減值	–	–	(4,569)	(4,569)
物業、機器及設備減值	–	(27,457)	–	(27,457)
應付貿易賬款減值	–	(3,016)	–	(3,016)

附註：博彩及娛樂業務分部業績包括銀河度假城之開辦前開支港幣22,199,000元。

5. 關鍵會計估算及判斷

編製本財務報表過程中，本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設，而所得出之會計估算難免偏離實際相關業績。於下一財政期間內有重大風險以致對資產及負債之賬面值有重要調整之估算及假設討論如下：

(a) 博彩牌照減值

博彩牌照指收購銀河時獲取之牌照之公平值，乃在其估計可用年限（即餘下批給期限）按直線法攤銷。如出現減值跡象，本集團乃根據使用價值進行測試，以評定牌照是否有任何減值。測試方法乃以未來業績之估計、業務收支之假設、影響增長率的未來經濟狀況及日後回報之估計為基準。

(b) 物業、機器及設備之可用年限

管理層釐定其物業、機器及設備之估計可用年限及剩餘價值。倘可用年限與先前估計不同，管理層將修訂折舊費用，或將已經廢棄或出售之陳舊或非策略性資產撇銷或撇減。

(c) 可供出售金融資產減值

並非在活躍市場買賣之金融工具之公平值，乃使用估值法釐定。本集團用其判斷，挑選多種方法，並主要根據各個結算日之市況作出假設。公平值亦反映預期來自最終銷售並經扣除估計有關銷售直接開支的折現現金流量。本集團透過評估投資之公平值低於其成本之時間長短及幅度，釐定投資是否出現減值。

(d) 衍生金融工具公平值

衍生金融工具之公平值參考獨立估值師按二項模式進行的估值釐定，在作出判斷時，所考慮之假設主要為結算日當時之市場情況。

(e) 撥備

本集團就其石礦場業務分部進行環境復原。管理層根據未來環境復原支出估算，估計未來環境復原之相關撥備。該等計算需使用不同之假設，例如折現因貨幣時值導致之非即期撥備所用之折現率、現金流量之時間和數額。

(f) 以股份為基礎之支付

授出之認股權之公平值，由獨立專業估值師根據有關流動性、認股權年期、派息率及年度無風險利率，不包括任何非市場歸屬條件之影響，一般為認股權於授出日之公平值之最佳估算。

4. 財務風險管理(續)

4.2 資本風險管理

本集團管理資本的目標為保障本集團持續經營的能力,以確保本集團能為股東提供回報及為其他權益所有人提供利益,並保持最佳的資本結構以減低資金成本。為保持或調整資本結構,本集團經考慮宏觀經濟環境、當前市場借貸利率及經營業務產生的現金流量是否充裕,在需要時可通過資本市場或銀行借貸籌措資金,本集團亦可調整向股東派付的股息、向股東發還資本、發行新股或出售資產以減低債項。

本集團以資本負債比率監察資本。該比率按負債淨額除以總資產減現金及銀行結餘計算。負債淨額按總借貸(包括綜合資產負債表內載列的「流動及非流動借貸」)減現金及銀行結餘計算。

二零零七年及二零零六年十二月三十一日的資產負債比率如下:

	二零零七年 港幣千元	二零零六年 港幣千元
借貸總額(附註32)	**(6,505,818)**	(8,972,853)
減:現金及銀行結餘(附註28)	**8,230,362**	5,783,197
現金/(負債)淨額	**1,724,544**	(3,189,656)
總資產減現金及銀行結餘	**23,530,829**	23,425,801
資產負債比率	**不適用**	14%

如下文附註29(b)披露,二零零七年度的資產負債比率之下跌主要與年內悉數償還定息票據以及發行新普通股有關。

4.3 公平值之估計

在活躍市場買賣的金融工具之公平值是依據結算日的市場報價列賬。本集團持有的金融資產的市場報價為當時買盤價;而金融負債的適當市場報價為當時賣盤價。

本集團使用各種方法並依據結算日市況作出的假設,進行對非公開交易的證券、其他金融資產及嵌入式衍生金融工具負債的公平值之評價。

長期借貸的公平值是按預期未來之付款額以市場利率折現估計。

一年內到期之金融資產及負債,包括應收賬款、現金及銀行結餘、應付賬款及流動借貸的面值減估計信貸調整,被假定接近其公平值。

4. 財務風險管理(續)

4.1 財務風險因素(續)

(c) 流動資金風險(續)

本公司

	一年內 港幣千元	一至兩年 港幣千元	二至五年 港幣千元	總計 港幣千元
二零零七年十二月三十一日				
銀行貸款	**397,891**	**–**	**–**	**397,891**
可換股票據	**–**	**–**	**1,403,142**	**1,403,142**
衍生金融工具	**–**	**–**	**468,858**	**468,858**
應付賬款及應計款項	**30,198**	**–**	**–**	**30,198**
二零零六年十二月三十一日				
銀行貸款	561,369	–	–	561,369
定息票據	–	2,778,985	–	2,778,985
可換股票據	–	–	1,293,443	1,293,443
衍生金融工具	–	–	573,109	573,109
應付賬款及應計款項	16,555	–	–	16,555
應付附屬公司款項	172,955	–	–	172,955

下表按結算日至合約到期日餘下期間分析本集團的交叉貨幣掉期合約，該等合約將按總額基準在有關到期日期間結算。下表披露款項為合約未折現現金流量。

	一年內 港幣千元	一至兩年 港幣千元	二至五年 港幣千元	總計 港幣千元
二零零七年十二月三十一日				
交叉貨幣掉期合約				
流出	**(427,888)**	**(3,144,888)**	**(2,111,548)**	**(5,684,324)**
流入	**461,248**	**3,191,248**	**2,141,661**	**5,794,157**
二零零六年十二月三十一日				
交叉貨幣掉期合約				
流出	(434,031)	(434,031)	(5,268,721)	(6,136,783)
流入	470,126	470,126	5,337,828	6,278,080

4. 財務風險管理(續)

4.1 財務風險因素(續)

(c) 流動資金風險

流動資金風險指本集團未能應付現有到期債項之風險。本集團藉著維持流動資金政策內訂下之審慎比率,計量和監管其流動資金,包括本集團整體資產、負債、借款及承擔之流動性架構。

本集團亦設置穩健水平之流動資產,以確保有充裕之可動用流動現金流量,應付日常業務中任何突如其來之重大現金需求。此外,亦設立備用信貸額以提供緊急流動資金支援。

下表就本集團及本公司的金融負債的合約到期日,按金融負債的未折現現金流量根據本集團及本公司須還款的最早日期分析,並包括利息及本金。

本集團

	一年內 港幣千元	一至兩年 港幣千元	二至五年 港幣千元	五年以上 港幣千元	總計 港幣千元
二零零七年十二月三十一日					
銀行貸款	**589,828**	**3,267**	**9,157**	**16,477**	**618,729**
有擔保票據	**461,248**	**461,248**	**5,680,423**	**–**	**6,602,919**
可換股票據	**–**	**–**	**1,403,142**	**–**	**1,403,142**
其他借貸	**3,990**	**4,389**	**–**	**–**	**8,379**
衍生金融工具	**–**	**60**	**477,471**	**–**	**477,531**
應付賬款及應計款項	**3,523,414**	**62,921**	**1,889**	**313,406**	**3,901,630**
二零零六年十二月三十一日					
銀行貸款	689,955	3,440	9,628	19,561	722,584
定息票據	–	2,778,985	–	–	2,778,985
有擔保票據	471,402	471,402	3,155,931	2,990,858	7,089,593
可換股票據	–	–	1,293,443	–	1,293,443
其他借貸	108	–	–	–	108
衍生金融工具	–	–	573,109	–	573,109
應付賬款及應計款項	3,243,325	5,777	1,848	382,601	3,633,551

4. 財務風險管理(續)

4.1 財務風險因素(續)

(a) 市場風險(續)

(iii) 利率風險

本集團因計息負債及計息資產利率變動之影響而承受利率風險，集團的政策是建立長期銀行信貸以應付其於香港、澳門及中國內地的長期投資。政策也包括對利率走勢作緊密監控及當有利的利率價格出現時，轉換及訂立新的銀行信貸。

由於本集團除存款及於銀行持有的現金外，並無任何重大計息資產，故本集團的收入和營運現金流量基本上不受市場利率的波動所影響。本集團的利率風險產生自借貸。按浮息授出的借貸使本集團承受現金流量利率風險。按定息授出的借貸使本集團承受公平值利率風險。

於二零零七年十二月三十一日，倘若借貸利率上升或下降0.5%，所有其他因素不變，年內除稅後虧損將增加或減少港幣3,056,000元(二零零六年：港幣3,566,000元)，主要由於浮息借貸的較高或較低利息開支。

於二零零七年十二月三十一日，倘若存款及銀行現金利率上升或下跌0.5%，所有其他因素不變，年內除稅後虧損將減少或增加港幣37,234,000元(二零零六年：港幣24,347,000元)。

(b) 信貸風險

信貸風險來自現金、衍生金融工具，和銀行與財務機構的存款，亦有來自客戶的信貸風險，包括未償付的應收款項和已承諾交易以及貴賓廳中介人。現金及銀行結餘存放於信貸評級良好的銀行以減低銀行產生的風險。本集團並無與任何單一對手方或一組對手方有關的任何重大信貸集中風險。本集團亦已制訂政策以評估客戶的信貸記錄，確保建築材料售予具有恰當信貸記錄往績的客戶。此外，本集團管理層通過檢討應收賬款賬齡持續監管其信貸風險，以盡量減低信貸風險。

本集團目前向貴賓廳中介人及博彩客提供信貸。博彩信貸的提供由本集團的信貸政策及博彩業務程序規管。申請人的信貸審查於批准信貸申請前進行，信貸限額按申請人的往績記錄及申請人與擔保人的財務實力授出。本集團管理層定期檢討信貸組合以盡量減低信貸風險。

4. 財務風險管理（續）

4.1 財務風險因素（續）

(a) 市場風險（續）

(ii) 價格風險

由於本集團持有的股權投資在綜合資產負債表中分類為其他投資（參閱附註27）或非流動投資（參閱附註23(a)），故此本集團承受股權的價格風險。除按策略性目的持有的非上市證券外，所有該等投資均屬上市。本集團不承受商品價格風險。

本集團所有非上市投資均以長期策略性目的持有，並最少每半年以本集團獲得的資料對應類似上市實體評估其表現，並評估與本集團長期策略性計劃的相關度。

由於本公司股本工具影響本集團衍生工具或其他金融負債的公平價值，本集團因本公司股份價格變動面臨股權價格風險。如附註32(c)披露，於二零零七年十二月三十一日，本集團因本公司發行附有轉換權的可轉換票據而承受股權價格風險。

倘若本公司股份價格（就若干可換股債券的轉換選擇權而言）上升或下跌5%（二零零六年：5%），所有其他因素不變，下表顯示本集團除稅後虧損受到的概約影響。

	二零零七年 港幣千元	二零零六年 港幣千元
如本公司股份市價上升5%（二零零六年：5%）， 所有其他因素不變 除稅後虧損增加	**43,000**	42,000
如本公司股份市價下跌5%（二零零六年：5%）， 所有其他因素不變 除稅後虧損減少	**41,000**	42,200

3. 主要會計政策概要(續)

3.30 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任之財政期間內,於綜合財務報表內列為負債。

4. 財務風險管理

本集團的主要金融工具包括貿易及其他應收賬款、應收關連人士款項、現金及銀行結餘、受限制銀行存款、非流動及其他投資、貿易及其他應付賬款、應付關連人士款項及借貸。該等金融工具的詳情於有關附註披露。本集團的活動承受多種的財務風險: 市場風險(包括外匯風險、利率風險及其他價格風險)、信貸風險及流動資金風險。管理層管理並監察該等風險以確保按及時且具效益的方式實施適當措施。

本集團尋求使用衍生金融工具對沖該等風險以減低該等風險的影響。惟並無就投機目的訂立任何買賣衍生金融工具。本集團的管理層在本集團個別經營單位確認、檢討及管理重大金融風險。

4.1 財務風險因素

(a) 市場風險

(i) 外匯風險

本集團在香港、澳門及中國內地營運,故此承受因多種貨幣產生外匯風險,所涉貨幣主要是美元、人民幣和澳門幣。外匯風險主要自未來商業交易、已確認資產及負債以本集團功能貨幣以外之其他貨幣為單位而產生。

外匯風險於適當時以遠期合約或交叉貨幣利率掉期合約減低風險。

於二零零七年十二月三十一日,本集團訂立跨貨幣掉期合約就有擔保票據外匯風險作為現金流量對沖和公平值對沖(請參閱附註32(b))。

於二零零七年十二月三十一日,倘若港元兌美元下跌或上升0.1%,所有其他因素維持不變,本年度除稅後虧損將增加或減少港幣473,000元(二零零六年:港幣1,548,000元),主要來自折換美元計值銀行結餘及應收賬款、借貸及衍生工具公平值變動產生的外匯收益/虧損。

3. 主要會計政策概要(續)

3.28 外幣滙兑

本集團每個實體的財務報表所列交易，均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。綜合財務報表以港幣呈列，此乃本公司的功能及列賬貨幣。

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表內確認。

於損益表按公平值列賬之非貨幣金融資產的匯兑差額，乃列為公平值盈虧的一部分呈列。非貨幣可供出售投資之匯兑差額乃計入權益。

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的匯率換算；

(ii) 每份損益表內的收入和開支按平均匯率換算；及

(iii) 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入權益內。當部分出售或售出一項海外業務時，該等匯兑差額在損益表確認為出售盈虧的一部分。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按結算日之匯率換算。

3.29 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

3. 主要會計政策概要(續)

3.26 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備,以達致預定用途或出售之資產有關之借貸利息及成本,均作為該資產之部分成本。所有其他借貸成本在產生之財政期間於損益表支銷。

3.27 收益確認

收益包括於本集團日常業務過程中就銷售貨品及服務代價之公平值。收益於扣除增值稅、退貨、回扣及折扣、信貸津貼以及其他導致收入減少之因素後列賬。

當金額能可靠地衡量、未來經濟利益可能流入本集團、以達到本集團的各業務的特定條件時,本集團將確認收入。除非有關業務的所有或然情況已經解決,否則收入款項不被視為可以可靠地衡量。本集團以其過往業績作為估計的依據,並會考慮客戶類別、交易類別及各項安排的具體情況。

(a) ***博彩業務***

博彩業務收益指博彩收益淨額,乃在提供有關服務時確認,並按本集團從該業務之經濟流入所得權益計量。

(b) ***酒店營運***

來自酒店房租及餐飲銷售之收益於提供有關服務時確認。

(c) ***建築材料***

建築材料銷售乃在付運貨品及法定所有權轉予客戶時確認。

(d) ***租金收入***

租金收入扣除支付予承租人之任何優惠後按租約年期以直線法確認。

(e) ***行政費用***

行政費用乃在提供服務時確認。

(f) ***利息收入***

利息收入在考慮未償還本金額及適用利率後按時間比例根據實際利率法確認。

(g) ***股息收入***

股息收入在確定有權利收取時確認。

3. 主要會計政策概要(續)

3.24 當期及遞延税項(續)

遞延税項採用負債法就資產負債之税基與它們在綜合財務報表內之賬面值兩者之暫時差異作全數撥備。然而，若遞延税項來自在交易(不包括業務合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧，則不作記賬。遞延税項採用在結算日前已頒佈或實質頒佈，並在有關之遞延税項資產變現或遞延税項負債結算時預期將會適用之税率及法例而釐定。

遞延税項資產是就可能有未來應課税溢利而就此可使用暫時差異而確認。

遞延税項乃就附屬公司、共同控制實體及聯營公司投資之暫時差異而撥備，但假若本集團可以控制暫時差異撥回之時間，而短期暫時差異有可能在可見未來不會撥回則除外。

3.25 僱員福利

(a) 僱員權利、福利及花紅

以強制性、合約性或自願性之方式予公共或私人管理定額退休供款或退休計劃之供款於財政期間到應付時確認為僱員福利開支。預付供款於有現金退款或未來付款減少時確認為資產。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時，需確立撥備。

(b) 以股份為基礎的補償

僱員提供服務而根據以股本結算以股份為基礎的補償計劃獲授予認股權之公平值乃確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，不包括任何非市場歸屬條件的影響。非市場歸屬條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日，本集團修訂其對預期可予以行使認股權數目的估計。本集團在餘下歸屬期內於損益表確認對原估算修訂(如有)的影響，並對權益作出相應調整。當認股權獲行使時，所收取之款項(扣除任何直接相關之交易成本)均計入股本及股份溢價中。

3. 主要會計政策概要(續)

3.21 租賃(續)

依據實際上將資產擁有權之所有風險及回報轉移至承租人之協議而租予第三者之資產，列作財務租賃之投資。租約租金之現值在資產負債表內列作應收款項，應收款項總額與應收款現值的差額確認為未賺取融資收入。融資租約之總盈利採用投資淨額法按租約期確認，以反映租約淨投資之固定收益比率。

如租賃擁有權之重大部分風險和回報由出租人保留，分類為經營租賃。根據經營租賃應付之租金扣除出租人給予之任何優惠後，按直線法於租期內計入損益表。為租賃土地及土地使用權支付之預付款項，採用直線法按租期攤銷，若出現減值則將減值於損益表中支銷。在租賃土地物業之建築期間，租賃土地及土地使用權之攤銷，在相關資產內資本化。

3.22 應付賬款及應計費用

應付賬款初步按公平值確認，其後以實際利息法按攤銷成本計量。

3.23 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認撥備。當預計撥備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

撥備按預期償還債務所需開支採用除税前比率(反映現時市場對債務特定之金錢時間值及風險之評估)計算之現值計量。隨時間推移產生之撥備增加作為利息開支確認入賬。

3.24 當期及遞延税項

當期所得税支出根據本公司及其附屬公司、共同控制實體以及聯營公司於營運及產生應課税收入的國家於結算日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例的詮釋定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

3. 主要會計政策概要(續)

3.20 可換股票據(續)

(a) 附有權益部份的可換股債券(續)

負債部份其後利用實際利息法所計算的攤銷成本列賬，直至在轉換或到期時被抵銷為止。權益部份在權益賬中確認，並扣除任何税項影響。

當票據被轉換時，相關的權益部份和在轉換時負債部份的賬面值轉撥至股本和發行股份的股份溢價賬。當票據被贖回時，相關的權益部份轉撥至保留溢利。

(b) 不附有權益部份的可換股債券

沒有上文(a)所述特點的所有其他可換股債券均入賬為包含有嵌入式衍生工具和主債務合約的混合工具。

於初始確認時，可換股債券的嵌入式衍生工具入賬為衍生財務工具，並按公平值計量。所得款超過初始確認為衍生部份的任何數額，確認為合約下的負債。與發行可換股票據有關的交易成本分攤至合約下的負債。

衍生部份其後按公平值記賬，而公平值的變動則在損益表確認。合約下的負債其後利用實際利息法所計算的攤銷成本列賬，直至在轉換或到期時被抵銷為止。

當票據被轉換時，合約下的負債賬面值連同在轉換時相關衍生部份的公平值，轉撥至股本和股份溢價賬作為所發行股份的代價。當票據被贖回時，贖回數額與兩個部份賬面值的任何差額在損益表中確認。

3.21 租賃

資產擁有權之絕大部分風險及回報轉至本集團之租賃乃作為融資租賃入賬。融資租賃乃在訂立租約時按租賃資產或最低租賃付款現值兩者中之較低者予以資本化。每項租賃付款在資本及財務費用之間之分配須達致尚餘租賃責任之固定比率。對應之租賃承擔扣除財務費用後乃計入列作流動及非流動負債。財務費用乃在租期內在損益表扣除。根據融資租賃持有之資產乃在估計可用年限或租期兩者中較短者予以折舊。

3. 主要會計政策概要(續)

3.16 存貨

存貨按成本值或可變現淨值兩者之較低者入賬。建築材料成本以加權平均數作基準計算，包括物料、直接勞工及應佔之生產經常性開支。撲克牌成本按先進先出法釐定。食品及餐飲則利用加權平均法計算。可變現淨值以預計之銷售價減除估計銷售開支計算。

3.17 現金及現金等價物

現金及現金等價物包括現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內償還款項，減除銀行透支。

3.18 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如本公司回購其權益股本，所支付的代價，包括任何直接所佔的新增成本(扣除所得税)，自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

3.19 借貸

借貸初步按公平值並扣除產生的交易成本確認。借貸其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少十二個月，否則借貸分類為流動負債。

3.20 可換股票據

(a) ***附有權益部份的可換股債券***

持有人可選擇轉換為股本，而在轉換時將予發行的股份數目和將於收取的代價價值不會變動的可換股債券，入賬為複合財務工具，並包括負債部份和權益部份。

於初始確認時，可換股債券的負債部份利用對等的非可換股票據的市場利率釐定。所得款的其餘部份則分攤至轉換期權作為權益部份。與發行複合財務工具有關的交易成本，按所得款的分攤比例分攤至負債和權益部份。

3. 主要會計政策概要(續)

3.14 衍生金融工具(續)

對沖項目剩餘到期日是超過十二個月時，作對沖用途的各項衍生工具(按公平值計算)將計入非流動資產或負債；而對沖項目之剩餘到期日是少於十二個月，則將計入流動資產或負債。可供出售的衍生金融工具將計入流動資產或負債。

就公平值對沖而言，如為一項工具指定對沖一項確認資產或負債之公平值，則這些衍生工具之公平值變動及因對沖風險導致對沖資產或負債公平值變動，於損益表內確認為融資成本。若對沖交易一旦未能符合對沖會計處理方法之要求，按實際利息方法入賬之被對沖項目的賬面值須作出調整，以於直至到期日之年期，於損益表內攤銷。

就現金流量對沖而言，如為一項工具指定對沖已確認資產或負債或極可能進行之預期交易之某種風險所帶來的現金流量變異，當衍生金融工具被指定及符合條件作為現金流量對沖，其有對沖效果部分之公平值變動在權益內確認。而其無對沖效果部分之收益及虧損將即時於損益表融資成本內確認。累計於權益內之公平值變動，將於相關之對沖項目對損益產生影響之財政期間撥入損益表內。然而，當被對沖之預期交易導致非金融資產或負債的確認，過往在權益內遞延之收益或虧損自權益轉撥並計入資產或負債最初計量之成本。

任何不符合對沖會計處理方法之衍生工具之公平值上變動，於損益表內立即確認。

3.15 應收賬款及預付款

應收賬款及預付款初步以公平值確認，其後利用實際利率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項即就該款項設定減值撥備。當欠款人遇上重大財政困難、有可能破產及未能或延遲還款時，應視為貿易應收賬款已經減值的跡象。撥備金額為資產賬面值與按原有實際利率折現的估計未來現金流量的現值兩者的差額。應收賬款的賬面值通過使用備抵賬戶扣減，撥備額在損益表內的其他經營開支項下確認。在應收賬款不可收回時，則於備抵賬內撇銷。之前已撇銷款項如其後收回將撥回計入損益表以抵扣經營開支。

3. 主要會計政策概要(續)

3.13 金融資產(續)

(c) 可供出售之金融資產

可供出售之金融資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產計入資產負債表之非流動投資內。可供出售之金融資產初步按公平值加交易成本確認，其後按公平值列賬。

投資的一般購入及出售在交易日確認—交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。按公平值透過損益表列賬之金融資產之公平值變動而產生之已實現及未實現盈虧已計入損益表內。可供出售投資的非貨幣證券公平值變動產生的未實現盈虧在權益中確認。當可供出售投資被售出或減值時，累計公平值調整列入損益表作為投資的盈虧。

上市投資的公平值根據當時的買盤價計算。若某項金融資產的市場並不活躍(及就非上市證券而言)，本集團利用估值技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、折現現金流量分析和經改良的期權定價模式，以反映發行人的具體情況。

本集團在每個結算日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於可供出售投資而言，在釐定投資是否已經減值時，會考慮投資公平值有否大幅或長期跌至低於其成本值。若可供出售投資存在此等證據，累計虧損—按收購成本與當時公平值的差額，減該投資之前在損益表確認的任何減值虧損計算—自權益中剔除並在損益表記賬。在損益表確認的可供出售投資減值虧損不會透過損益表撥回。

3.14 衍生金融工具

衍生金融工具(包括股份認沽權和可換股債券的嵌入式衍生負債)初步按於衍生工具合約訂立日之公平值確認，其後按公平值重新計量。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作存檔記錄。本集團亦於訂立對沖交易時和按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目現金流量變動的評估。

3. 主要會計政策概要(續)

3.11 於附屬公司、聯營公司及非金融資產投資之減值

沒有確定使用年限或尚未可供使用之資產無需攤銷，但每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量的最低層次組合。除商譽外，已蒙受減值的非金融資產於各結算日均就減值是否可以撥回進行檢討。

3.12 遞延支出

石礦場之發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。石礦場改善工程乃環境復原之估計成本，任何估計上之變動會於石礦場改善工程賬面值中調整。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦前費用於產生時支銷。

3.13 金融資產

本集團將其金融資產分類為按公平值透過損益列賬的金融資產(包括其他投資)、貸款及應收款項及可供出售之金融資產。管理層在初步確認時視乎所購入金融資產之目的而釐定其投資的分類，並於每個結算日重新評估有關指定。

(a) 按公平值透過損益列賬的金融資產(包括其他投資)

按公平值透過損益列賬的金融資產若為持作買賣或預期將於結算日後十二個月內變現，則分類為流動資產。金融資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。按公平值透過損益列賬的金融資產初步按公平值確認，其後按公平值列賬。交易成本於損益表中支銷。

(b) 貸款及應收款

貸款及應收款均為並無活躍市場報價之固定或可釐定付款期之非衍生金融資產。此等項目包括在流動資產內，但到期日由結算日起計超過十二個月者，則分類為非流動資產。貸款及應收款以實際利率法按攤銷成本列賬。

3. 主要會計政策概要(續)

3.7 物業、機器及設備(續)

資產之剩餘價值及可用年限在每個結算日進行檢討，及在適當時調整。如可收回價值已低於其賬面值，則將賬面值即時撇減至估計可收回價值。

出售收益或虧損指出售所得收入淨額與有關資產賬面值之差額，並於損益表入賬。

3.8 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由集團內的公司佔用的物業列為投資物業。投資物業包括以永久業權持有土地、以經營租賃持有的土地及以融資租賃持有之樓宇。以經營租賃持有的土地，如符合投資物業其餘定義，按投資物業分類及記賬。經營租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量，包括相關的交易成本。在初步確認後，投資物業按公平值列賬。公平值乃根據外部估值師每年的評估。公平值變動在損益表確認。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團，而該資產的成本能可靠衡量時，才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用，會被重新分類為物業、機器及設備，其於重新分類日期的公平值，就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業，被分類為發展中物業，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並其後按投資物業記賬。

若物業的某個項目因其用途改變而成為投資物業，該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而，若公平值收益將以往的減值虧損撥回，該撥回金額於損益表確認。

3.9 博彩牌照

博彩牌照按成本減累計攤銷列賬。博彩牌照具有確定可使用年限，並按直線法於估計可使用年期17年內攤銷。

3.10 電腦軟件

獲取特定電腦軟件牌照並將之投入使用所產生之成本乃予以資本化，並在三年估計可用年限內以直線法攤銷。與開發或保養電腦軟件程式有關之成本乃在產生時確認為開支。

3. 主要會計政策概要(續)

3.5 聯營公司(續)

本集團與其聯營公司之間交易的未變現收益,按集團所持聯營公司之權益為限予以對銷。除非有證據顯示已轉讓資產出現減值,否則未變現虧損亦予以對銷。聯營公司之會計政策已按需要作出改變,以確保與本集團之政策相符。

3.6 商譽

商譽指收購成本高於在收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之可識辨淨資產之公平值數額。若增持附屬公司,商譽則指收購成本高於所購少數股東權益份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計量,另加因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內,收購共同控制實體及聯營公司的商譽包括在其投資內。商譽就減值進行測試,並按成本減累計減值虧損列賬。商譽減值虧損不會撥回。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時,其差額在損益表內直接確認。

3.7 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益很有可能流入本集團,而該資產的成本能可靠計量時,才包括在資產的賬面值或確認為獨立資產(按適用)。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

在建資產在建成及可供使用前不予計提折舊。其他物業、機器及設備的折舊採用以下估計可使用年期將成本按直線法分攤至剩餘價值計算:

租賃物業裝修	租約尚餘年期
樓宇	50年
廠房及機器	4至20年
博彩設備	3至5年
其他資產	2至10年

3. 主要會計政策概要(續)

3.4 共同控制實體及共同控制業務

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，一般而言任何一方均沒有單方面之控制權。

本集團應佔共同控制實體的收購後溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後變動而作出調整。如本集團應佔一家共同控制實體之虧損等於或超過其在該共同控制實體之權益，包括任何其他無抵押應收款項，本集團不會確認進一步虧損，除非本集團已代共同控制實體承擔責任或作出付款。

在本公司之資產負債表內，於共同控制實體按成本值扣除減值虧損撥備列賬。共同控制實體之業績由本公司按股息收入記賬。

本集團與共同控制實體交易間之未變現收益，按本集團所持共同控制實體之權益為限予以對銷。此外，除非有證據顯示已轉讓資產出現減值，否則未變現虧損亦會予以對銷。共同控制實體之會計政策已按需要作出改變，以確保與本集團之政策相符。

本集團在未註冊成立共同控制業務的權益按比例綜合法入賬，並將其應佔各共同控制業務的個別資產和負債、收支以及現金流量，分別計入本集團綜合財務報表有關部分。

3.5 聯營公司

聯營公司乃非附屬公司或合營公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力，通常附帶有20% － 50%投票權的股權。

聯營公司投資以權益法入賬，初步以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款項，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

3. 主要會計政策概要(續)

3.2 附屬公司

附屬公司指本集團有權控制其財政及營運政策之公司，一般附帶超過半數投票權的股權(直接或間接)。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未變現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未變現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損撥備列賬。附屬公司之業績由本公司按股息收入入賬。

3.3 少數股東權益

少數股東權益即外部股東於附屬公司之經營業績及資產淨值之權益。

本集團之政策視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司資產淨值的賬面值有差額，則產生商譽。

2. 編製基準(續)

(b) 尚未生效的準則、準則修訂及詮釋

本集團並未提早採納以下已公佈且與本集團業務及綜合財務報表相關但於二零零八年一月一日或之後開始之會計期間生效之新準則，對現有準則之詮釋及修訂如下：

自二零零八年一月一日起生效

香港(國際財務報告詮釋委員會)－詮釋第11號	財務準則第2號－集團及庫存股份交易

自二零零九年一月一日起生效

香港會計準則第1號的修訂	財務報表之呈報
香港會計準則第23號的修訂	借貸成本
財務準則第2號的修訂	以股份形式付款－歸屬條件及註消
財務準則第8號	業務分部

自二零零九年七月一日起生效

香港會計準則第27號的修訂	綜合及獨立財務報表
財務準則第3號的修訂	企業合併

本集團已開始評估該等準則及詮釋之影響，但現階段未能就其是否對本集團之會計政策及綜合財務報表的呈報有重大影響而作結論。

3. 主要會計政策概要

編製綜合財務報表之主要會計政策如下。所應用之會計政策與過往年度所用者貫徹一致。

3.1 綜合入賬

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之財務報告，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止(如適用)反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之溢利或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

1. 一般資料

銀河娛樂集團有限公司(「本公司」)乃一家於香港註冊成立的有限公司，其上市地是香港聯合交易所有限公司主板。註冊辦事處及主要營業地點為香港中環夏慤道10號和記大廈16樓1606室。

本公司及其附屬公司(統稱為「本集團」)的主要業務是在澳門經營娛樂場幸運博彩或其他形式的博彩，提供酒店及有關服務以及在香港、澳門及中國內地生產、銷售及分銷建築材料。

2. 編製基準

綜合財務報表乃採用歷史成本法，並對投資物業、非流動投資、財務資產及財務負債(包括衍生金融工具)(按公平值列值)之重估作出修訂，及按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製。

編製符合財務準則之綜合財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註5中披露。

(a) 採納新訂／經修訂財務準則

在二零零七年，本集團採納下列由香港會計師公會頒佈在二零零七年一月一日或之後開始之會計期間生效並與業務有關之新訂準則、準則修訂及詮釋。

香港會計準則第1號的修訂	財務報表的呈報－資本披露
財務準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第8號	財務準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告和減值

本集團已評估採納該等新訂準則、準則修訂及詮釋之影響，並認為對本集團之業績及財務狀況並無重大影響，亦不會導致本集團的會計政策出現任何重大變動，而採納香港會計準則第1號的修訂以及財務準則第7號則引入有關金融工具及資本管理之新披露。本集團金融工具的分類及估值並無受到任何影響。

綜合權益變動表

截至二零零七年十二月三十一日止年度

	股本 港幣千元	儲備 港幣千元	股東權益 港幣千元	少數 股東權益 港幣千元	總計 港幣千元
於二零零六年一月一日	329,058	14,603,396	14,932,454	491,910	15,424,364
非流動投資公平值變動	–	122,004	122,004	–	122,004
匯兑差額	–	40,528	40,528	801	41,329
現金流量對沖公平值變動	–	47,072	47,072	–	47,072
於權益內直接確認的淨收入	–	209,604	209,604	801	210,405
收購附屬公司	–	–	–	2,926	2,926
收購附屬公司額外權益	–	–	–	(2,062)	(2,062)
認股權獲行使時發行股份	554	18,072	18,626	–	18,626
認股權公平值	–	3,661	3,661	–	3,661
已付予少數股東股息	–	–	–	(2,911)	(2,911)
本年度虧損	–	(1,531,546)	(1,531,546)	36	(1,531,510)
	554	(1,509,813)	(1,509,259)	(2,011)	(1,511,270)
於二零零六年十二月三十一日	329,612	13,303,187	13,632,799	490,700	14,123,499
非流動投資公平值變動	–	(14,938)	(14,938)	1,817	(13,121)
匯兑差額	–	47,995	47,995	8,562	56,557
現金流量對沖公平值變動	–	(61,802)	(61,802)	(316)	(62,118)
於權益內直接確認的淨(虧損)／收入	–	(28,745)	(28,745)	10,063	(18,682)
注入少數股東權益	–	–	–	71,643	71,643
發行新股	63,019	5,167,851	5,230,870	–	5,230,870
認股權獲行使時發行股份	933	36,995	37,928	–	37,928
已付予少數股東股息	–	–	–	(4,582)	(4,582)
本年度虧損	–	(466,200)	(466,200)	(36,033)	(502,233)
	63,952	4,738,646	4,802,598	31,028	4,833,626
於二零零七年十二月三十一日	**393,564**	**18,013,088**	**18,406,652**	**531,791**	**18,938,443**

綜合現金流量表

截至二零零七年十二月三十一日止年度

	二零零七年 港幣千元	二零零六年 港幣千元
融資活動之現金流量		
發行新股本	**3,948,508**	18,626
新增銀行借款	**135,063**	287,420
償還銀行借款	**(240,460)**	(50,540)
發行可換股票據	**–**	1,872,000
可換股票據發行費用	**–**	(25,787)
償還固定比率票據	**(1,187,939)**	(172,435)
融資租賃付款資本部分	**(3,282)**	(200)
增加／(償還)少數股東貸款	**13,584**	(18,200)
已付予少數股東股息	**(4,582)**	(2,911)
來自融資活動的現金淨額	**2,660,892**	1,907,973
現金及銀行結餘增加淨額	**2,436,138**	716,160
於年初之現金及銀行結餘	**5,783,197**	5,068,214
匯率變動	**11,027**	(1,177)
於年末之現金及銀行結餘	**8,230,362**	5,783,197

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
經營業務之現金流量			
來自經營業務之現金	36(a)	**1,271,060**	2,232,518
已付香港利得稅		**(4,017)**	(2,897)
已付中國內地所得稅及澳門所得補充稅		**(6,477)**	(275)
已付利息		**(646,454)**	(529,100)
來自經營業務之現金淨額		**614,112**	1,700,246
投資業務之現金流量			
購買物業、機器及設備		**(1,303,467)**	(2,727,143)
購買租賃土地和土地使用權		**(104)**	(22,463)
購買無形資產		**(4,268)**	(17,767)
出售物業、機器及設備所得款項		**18,022**	5,575
出售附屬公司所得款項	36(b)	**49,217**	–
出售共同控制實體部分權益所得款項		**102,257**	–
收購附屬公司，扣除購入之現金		**–**	(23,508)
收購附屬公司額外權益		**–**	(6,327)
投資於共同控制實體及聯營公司		**(110,686)**	(64,610)
應收共同控制實體及聯營公司款項（增加）／減少		**(157,423)**	16,030
應付共同控制實體款項減少		**(3,284)**	(14,103)
遞延支出		**(13,232)**	(977)
遞延應收賬款減少／（增加）		**2,730**	(4,047)
應收融資租賃款項減少／（增加）		**38,419**	(174,270)
非流動投資減少／（增加）		**7,212**	(81,682)
出售上市投資所得款項		**49,902**	33,730
出售非流動投資所得款項		**5,509**	–
已收利息		**205,357**	161,734
對沖交叉貨幣掉期淨收益		**27,298**	11,626
受限制銀行存款減少		**209,153**	–
已收共同控制實體股息		**21,504**	6,565
已收上市及非上市投資股息		**17,018**	9,578
用於投資業務之現金淨額		**(838,866)**	(2,892,059)

公司資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
附屬公司	19	**1**	1
流動資產			
應收附屬公司款項	19	**14,831,229**	14,973,752
應收附屬公司貸款	19	**381,208**	544,508
應收賬款及預付款	25	**21,378**	1,813
可收回稅項		**339**	339
現金和銀行結餘	28	**4,548,722**	1,853,249
		19,782,876	17,373,661
總資產		**19,782,877**	17,373,662
權益			
股本	29	**393,564**	329,612
儲備	31	**17,172,132**	11,993,172
股東權益		**17,565,696**	12,322,784
負債			
非流動負債			
借貸	32	**1,320,525**	3,882,559
衍生金融工具	32(c)	**468,858**	573,109
		1,789,383	4,455,668
流動負債			
應付附屬公司款項	19	**–**	172,955
應付賬款及應計費用	35	**30,198**	16,555
借貸之現期部分	32	**397,600**	405,700
		427,798	595,210
負債總額		**2,217,181**	5,050,878
總權益及負債		**19,782,877**	17,373,662

呂耀東
董事

陳啟能
董事

	[illegible]	二零零七年 港幣千元	[illegible]
權益			
股本	29	**393,564**	329,612
儲備	31	**18,013,088**	13,303,187
股東權益		**18,406,652**	13,632,799
少數股東權益		**531,791**	490,700
總權益		**18,938,443**	14,123,499
負債			
非流動負債			
借貸	32	**6,010,571**	8,439,965
遞延税項負債	33	**1,781,500**	1,778,588
衍生金融工具	22	**477,531**	573,109
撥備	34	**135,622**	120,151
		8,405,224	10,911,813
流動負債			
應付賬款及應計費用	35	**3,901,630**	3,633,551
應付共同控制實體款項	26	**2,177**	294
借貸之現期部分	32	**495,247**	532,888
應付税項		**18,470**	6,953
		4,417,524	4,173,686
負債總額		**12,822,748**	15,085,499
總權益及負債		**31,761,191**	29,208,998

呂耀東
董事

陳啟能
董事

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
物業、機器及設備	15	**4,731,187**	3,882,504
投資物業	16	**62,500**	62,500
租賃土地和土地使用權	17	**1,580,777**	1,621,917
無形資產	18	**14,520,665**	15,520,486
共同控制實體	20	**506,193**	386,520
聯營公司	21	**730**	730
衍生金融工具	22	**1,155**	47,072
其他非流動資產	23	**599,602**	904,625
		22,002,809	22,426,354
流動資產			
存貨	24	**90,449**	94,522
應收賬款及預付款	25	**1,039,336**	689,085
應收共同控制實體款項	26	**339,168**	174,053
可收回稅項		**1,299**	2,546
其他投資	27	**57,768**	39,241
現金和銀行結餘	28	**8,230,362**	5,783,197
		9,758,382	6,782,644
總資產		**31,761,191**	29,208,998

綜合損益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
收益	7	**13,035,439**	4,669,495
銷售成本	8	**(11,383,472)**	(4,255,222)
毛利		**1,651,967**	414,273
其他收入	8	**415,732**	262,325
行政費用		**(928,304)**	(683,422)
其他營運費用		**(1,058,113)**	(1,025,623)
經營溢利／(虧損)	8	**81,282**	(1,032,447)
財務費用	10	**(557,395)**	(522,226)
應佔溢利減虧損			
共同控制實體		**52**	29,623
聯營公司		**–**	(612)
除稅前虧損		**(476,061)**	(1,525,662)
稅項	11	**(26,172)**	(5,848)
本年度虧損		**(502,233)**	(1,531,510)
以下人士應佔：			
股東	31	**(466,200)**	(1,531,546)
少數股東權益		**(36,033)**	36
		(502,233)	(1,531,510)
		港仙	港仙
每股虧損	13		
基本		**(13.8)**	(46.5)
攤薄		**(13.8)**	(46.5)

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的事務狀況及貴集團截至該日止年度的虧損及現金流量，並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年四月十八日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致銀河娛樂集團有限公司股東

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第49至124頁銀河娛樂集團有限公司(「貴公司」)的綜合財務報表，此綜合財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合現金流量表和綜合權益變動表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照香港《公司條例》第141條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

主要客戶及供應商

在截至二零零七年十二月三十一日止年度內，本集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉，未有任何董事，其聯繫人士，或就董事所知持有超過本公司已發行股本5%之股東擁有此五大顧客及供應商(不包括資本性)之任何權益。

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

捐獻

本公司於年內的慈善及其他捐獻金額為港幣10,668,000元(二零零六年：港幣13,349,000元)。

充足公眾持股量

根據本公司所得資料，據本公司董事所知，於本年報日期，本公司已具備上市規則規定之充足公眾持股量。

核數師

本公司截至二零零七年十二月三十一日止年度財務報表經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退，惟願意應聘續任。

承董事會命

主席
呂志和博士

香港，二零零八年四月十八日

持續關連交易

1. 本公司的間接附屬公司根據於二零零五年六月二日訂立之租賃協議（統稱「租賃協議」）繼續向上海嘉匯達房地產開發經營有限公司（嘉華國際控股有限公司（「嘉華國際」）一家間接非全資附屬公司）租用位於中華人民共和國上海市徐匯區淮海中路1010號上海嘉華中心1802–1804號辦公室單位。該等租賃自二零零五年六月一日起至二零零八年五月三十一日止為期三年。有關租賃協議之詳情載於本公司與嘉華國際於二零零五年八月二十三日刊發之聯合公佈內。該等持續關連交易按照二零零七年的相應年度上限於年內進行。

   本公司各獨立非執行董事已審閱租賃協議項下之交易，並確認有關交易：

   (1) 於本公司日常及正常業務過程中；

   (2) 按一般商業條款；及

   (3) 根據規管有關交易之租賃協議按公平合理及符合本公司股東整體利益的條款訂立。

   本公司核數師羅兵咸永道會計師事務所已向本公司董事會確認：

   (1) 交易已取得本公司董事會批准；

   (2) 交易已根據規管有關交易之租賃協議訂立；及

   (3) 截至二零零七年十二月三十一日止年度，租賃協議下之租金總額為港幣2,015,020元，相等於相應年度上限。

2. 本公司一間全資附屬公司輝亨有限公司根據一項於二零零二年七月二十二日訂立之貸款協議向嘉華國際一間全資附屬公司Great Place Developments Limited批出為數最高達港幣330,000,000元之有擔保無抵押循環備用貸款已於最後到期日二零零七年九月十二日屆滿。該貸款於年內任何時間並無未償還貸款款項。

財務概要

本集團以往五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核綜合財務報表及按適當情況作出調整，現載於本年報第30頁。

c. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.50元。

d. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.52元。

e. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.47元。

f. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.69元。

g. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.48元。

h. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.92元。

除了於二零零五年十月二十一日授出，可於二零零五年十月二十二日至二零一一年十月二十一日期間以行使價每股港幣4.59元行使之認股權外，上文所述之所有認股權，須受一年歸屬期限制。

年內並無授出或註銷任何認股權。

每位承授人在每次接納認股權時所付之代價為港幣1.00元。

除認股權計劃外，本公司或其附屬公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易

於二零零七年十月八日，本公司、City Lion Profits Corp.及Recurrent Profits Limited（基於其各自與呂志和博士及呂耀東先生的關係，兩家公司均為本公司之關連人士）訂立浮息票據兑換及償還協議。根據該協議，本公司發行本金及應計利息總額為港幣2,371,805,067元之定息票據已悉數償還，當中本金額港幣1,320,289,680元按每股港幣8.42元發行156,804,000股新股份償還，餘額以現金悉數償還。該項協議已於本公司於二零零七年十一月二十一日舉行之股東特別大會上由獨立股東通過，並於二零零七年十一月二十七日完成。有關此項協議之詳情，載於本公司於二零零七年十月十一日刊發之公佈內。

姓名	授出日期	認股權數目 於二零零七年一月一日持有	於年內行使	於二零零七年十二月三十一日持有	行使價	行使期
顏志宏	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
唐家達	二零零五年十月二十一日	*2,500,000	–	2,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
Martin Clarke	–	–	–	–	–	–
Guido Paolo Gamucci	–	–	–	–	–	–
僱員（合計）	一九九八年五月二十日	400,000	400,000(b)	–	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	228,000	228,000(c)	–	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	280,000	280,000(d)	–	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	•10,250,000	4,350,000(e)	5,900,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	3,724,000	1,846,000(f)	1,878,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
其他	二零零五年十月二十一日	◦5,000,000	1,500,000(g)	3,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	◦230,000	230,000(h)	–	4.5900	二零零六年十月二十二日至二零一一年十月二十一日

* 代表唐家達先生於二零零七年四月十八日獲委任為董事當日持有的認股權。

• 唐家達先生持有的2,500,000份認股權由「僱員」重新分類至「董事」。

◦ 身為前董事的認股權持有人於年內辭任後，將合共1,730,000份認股權由「董事」重新分類至「其他」。

附註：

a. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.11元。

b. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.36元。

於截至二零零七年十二月三十一日止年度，根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司各董事、本公司全體僱員合計及其他參與者持有之認股權之變動詳情載列如下：

姓名	授出日期	認股權數目 於二零零七年一月一日持有	認股權數目 於年內行使	認股權數目 於二零零七年十二月三十一日持有	行使價 港元	行使期
呂志和	一九九八年五月二十日	1,500,000	–	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	–	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	–	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	–	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	–	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	–	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	–	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	–	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	–	400,000	4.5900	二零零六年十月二十二日
張惠彬	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭慕智	二零零三年二月二十八日	300,000	300,000[a]	–	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	200,000[a]	–	4.5900	二零零六年十月二十二日至二零一一年十月二十一日

主要限額－本公司可由股東通過普通決議案重訂上文所述之授權限額，惟在此之前本公司須先行向其股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於本年報刊發之日，根據認股權計劃可予發行之股份總數為279,006,936股，佔本公司當時已發行股本約7.09%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權（不論已行使或尚未行使）在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人（定義見上市規則）放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限（如有）乃由董事會全權決定（認股權計劃本身並不設任何最低持有期限）。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1.00元。認股權必須於授出日期起十四天，或於董事會以書面批准之較長期限內被接納。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期，即二零零二年五月三十日起計為期十年及將於二零一二年五月二十九日屆滿。

除上文所披露者外，於二零零七年十二月三十一日，概無任何人士曾知會本公司擁有根據證券及期貨條例第三百三十六條須予記錄之股份或本公司相關股份之權益或淡倉。

認股權計劃

本公司之認股權計劃(「認股權計劃」)已於二零零二年五月三十日採納。下列為認股權計劃之概要：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何以僱員為受益人的信託的任何受託人；或

(vii) 就上述個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員以及該名合資格承授人或其直屬家庭成員控制的公司為受益人之信託。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額－在下文規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過二零零六年六月二十九日(即股東通過普通決議案更新授權上限日期)之已發行股份的10%，即329,464,936股股份。

附註：

(1) (其中包括)City Lion Profits Corp.、ENB Topco 2 S.àr.l、銀河娛樂集團有限公司、Mark Liaison Limited、Permira Holdings Limited、Premium Capital Profits Limited、Recurrent Profits Limited及Super Focus Company Limited為證券及期貨條例第三百一十七條適用的若干安排項下的參與方，就證券及期貨條例第XV部的披露規定而言，在該等安排生效期間，彼等分別被視為持有該等安排下其他參與方持有的任何股份權益。彼等根據該等安排被視為擁有的權益分別為1,656,867,855股、2,331,146,527股、2,970,755,061股、2,961,094,206股、2,179,868,061股、2,957,446,882股、2,856,251,022股及2,701,554,907股股份。

(2) HSBC International Trustee Limited乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託持有本公司1,313,887,206股股份權益。

(3) ENB Topco 2 S.àr.l由於其全資附屬公司ENB Lux 2 S.àr.l直接持有股份而被視為於該等股份中擁有權益。

(4) Permira Holdings Limited作為控制持有股份的該等公司的基金的一般合夥人及經理的控股公司，因此視為於該等股份中擁有權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士、City Lion Profits Corp.及HSBC International Trustee Limited擁有之1,313,887,206股股份；

(ii) 呂志和博士及Mark Liaison Limited擁有之9,660,855股股份；

(iii) 呂志和博士及Premium Capital Profits Limited擁有之13,308,179股股份；

(iv) 呂志和博士及Super Focus Company Limited擁有之269,200,154股股份；

(v) 呂耀東先生及Recurrent Profits Limited擁有之114,504,039股股份；

(vi) 呂耀東先生及Top Notch Opportunities Limited擁有之231,615,731股本公司相關股份；

(vii) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股股份（好倉及淡倉）；

(viii) Permira Holdings Limited及ENB Topco 2 S.àr.l.擁有之624,605,534股股份；及

(ix) 除上文所述外，根據證券及期貨條例第三百一十七條適用的若干安排，呂志和博士、呂耀東先生、鄧呂慧瑜女士、City Lion Profits Corp.、ENB Topco 2 S.àr.l、銀河娛樂集團有限公司、Mark Liaison Limited、Permira Holdings Limited、Premium Capital Profits Limited、Recurrent Profits Limited及Super Focus Company Limited均存在重複權益。因此，根據證券及期貨條例第XV部的披露規定，彼等分別被視為擁有在該等安排下其他各方持有的任何股份權益。各方的重複權益於上述有關附註披露。

(b) 認股權
詳情載於以下「認股權計劃」內。

上述所有權益均指好倉。

除上文所披露者外，於二零零七年十二月三十一日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零七年十二月三十一日，根據證券及期貨條例第三百三十六條而須予備存之登記冊內之記錄，持有股份及本公司相關股份權益或淡倉之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

姓名／名稱	股份數目（好倉）	佔已發行股本百分比	股份數目（淡倉）	佔已發行股本百分比
Brightwealth Investments Limited	265,615,622	6.75	265,615,622	6.75
City Lion Profits Corp	2,970,755,061[(1)]	75.48	–	–
Davos Investment Holdings Private Limtied	265,615,622	6.75	265,615,622	6.75
ENB Topco 2 S.àr.l	2,955,752,061[(1),(3)]	75.10	–	–
銀河娛樂集團有限公司	2,970,755,061[(1)]	75.48	–	–
國浩集團有限公司	265,615,622	6.75	265,615,622	6.75
Guoline Capital Assets Limited	265,615,622	6.75	265,615,622	6.75
Guoline Overseas Limited	265,615,622	6.75	265,615,622	6.75
HL Holdings Sdn Bhd	265,615,622	6.75	265,615,622	6.75
Hong Leong Company (Malaysia) Berhad	265,615,622	6.75	265,615,622	6.75
Hong Leong Investment Holdings Pte. Ltd	265,615,622	6.75	265,615,622	6.75
HSBC International Trustee Limited	1,313,887,206[(2)]	33.38	–	–
Kwek Holdings Pte Ltd	265,615,622	6.75	265,615,622	6.75
Kwek Leng Kee	265,615,622	6.75	265,615,622	6.75
Mark Liaison Limited	2,970,755,061[(1)]	75.48	–	–
Permira Holdings Limited	2,955,752,061[(1),(4)]	75.10	–	–
Premium Capital Profits Limited	2,970,755,061[(1)]	75.48	–	–
Recurrent Profits Limited	2,970,755,061[(1)]	75.48	–	–
郭令燦	265,615,622	6.75	265,615,622	6.75
Super Focus Company Limited	2,970,755,061[(1)]	75.48	–	–
Top Notch Opportunities Limited	231,615,731	5.89	–	–

董事之證券及認股權權益

於二零零七年十二月三十一日，根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內記錄，或根據載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所者，各董事在本公司股份、相關股份及債券之權益，及任何認購股份之權利及行使該等權利之詳情，分列如下：

(a) 股份(包括相關股份)

	股份數目(包括相關股份)					
姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂志和	17,187,632	2,181,518	387,773,426[1]	2,563,612,485[2]	2,970,755,061	75.48
呂耀東	24,781,896	–	440,119,661[3]	2,505,853,504[2]	2,970,755,061	75.48
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.07
鄧呂慧瑜	8,939,722	–	–	2,961,815,339[2]	2,970,755,061	75.48
張惠彬	252,533	–	–	–	252,533	0.01
鄭慕智	500,000	–	–	–	500,000	0.01
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01
唐家達	2,800,000	–	–	–	2,800,000	0.07
Martin Clarke	–	–	–	–	–	–
Guido Paolo Gamucci	–	–	–	–	–	–

附註：

(1) 由呂志和博士所控制之Best Chance Investments Ltd.、步基證券有限公司、Super Focus Company Limited、Sutimar Enterprises Limited、Premium Capital Profits Limited、Mark Liaision Limited及Favor Right Investments Limited分別持有本公司80,387,837股、305,401股、106,716,107股、162,484,047股、13,308,179股、9,660,855股及14,911,000股股份。

(2) 由呂志和博士以創立人身份成立之一項全權家族信託擁有1,313,887,206股股份權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接全權受益人，因此被視為擁有該等信託所持有之股份權益。

(其中包括)呂志和博士、呂耀東先生及鄧呂慧瑜女士為證券及期貨條例第三百一十七條適用的若干安排項下的參與方，就證券及期貨條例第XV部的披露規定而言，在該等安排生效期間，彼等分別被視為持有該等安排下其他參與方持有的任何股份權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士根據該等安排被視為擁有的權益分別為1,249,725,279股、1,191,966,298股及1,647,928,133股股份。

(3) 由呂耀東先生控制之Recurrent Profits Limited持有114,504,039股股份。Top Notch Opportunities Limited(「Top Notch」)擁有本公司231,615,731股相關股份的權益，Kentlake International Investments Limited(「Kentlake」)擁有60,000,000股股份及本公司33,999,891股相關股份權益。Kentlake及Top Notch均由呂耀東先生控制。

待股東於即將舉行之股東週年大會批准後，董事就截至二零零七年十二月三十一日止年度將收取之袍金如下：

	主席 港元	成員 港元
董事會	120,000	100,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

董事之合約權益

除了本董事會報告書披露者外，在二零零七年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與本公司任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

債務證券

年內，由本公司發行本金總額為港幣2,371,805,067元之定息票據已悉數償還，有關詳情載於財務報表附註32。

由本公司附屬公司Galaxy Entertainment Finance Company Limited發行並在新加坡證券交易所上市之本金總額為600,000,000美元之定息擔保優先及浮息擔保優先票據之詳情，載於財務報表附註32。

有關本金總額為240,000,000美元並於二零一一年到期之零息可換股票據之詳情載於財務報表附註32。

買賣上市證券

本公司於截至二零零七年十二月三十一日止之年度內，並無贖回任何本公司之股份或上市債務證券。本公司或其任何附屬公司於年內亦並無購入或出售任何本公司之股份或上市債務證券。

儲備

本集團及本公司於年內之儲備變動詳情載於財務報表附註31。

物業、機器及設備

本集團於年內之物業、機器及設備之變動詳情載於財務報表附註15。

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生(於二零零七年五月一日辭任)、鄧呂慧瑜女士、張惠彬博士、鄭慕智博士、顏志宏先生、葉樹林博士、唐家達先生(於二零零七年四月十八日獲委任)、Martin Clarke博士與Guido Paolo Gamucci先生(兩人均於二零零七年十一月二十七日獲委任)。陳啟能先生將於二零零八年五月一日起退任為董事。各現任董事之個人資料載於年報第31頁至第33頁。

遵照本公司細則第一百零六(甲)條，鄧呂慧瑜女士、張惠彬博士與葉樹林博士於即將舉行之股東週年大會將輪席告退，而鄧呂慧瑜女士及葉樹林博士符合資格並願意膺選連任。張惠彬博士已選擇將不再重選連任，並於即將舉行之股東週年大會上任滿告退。

本公司或其任何附屬公司與各擬重選連任董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

本董事會同寅謹向各股東提呈本公司截至二零零七年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司乃一間投資控股公司。本公司主要附屬公司、共同控制實體及聯營公司的主要業務為於澳門從事博彩及娛樂業務，並在香港、澳門及中國內地製造、銷售及分銷建築材料，有關主要業務及其他詳情載於財務報表附註44。

業績及分派

本集團截至二零零七年十二月三十一日止年度之業績載列於本年報49頁綜合損益表內。

年內並無派付任何中期股息(二零零六年：無)。董事已決議不建議就截至二零零七年十二月三十一日止年度派付任何末期股息(二零零六年：無)。

股本

本公司股本於年內之變動詳情載於財務報表附註29。

於二零零七年十一月二十一日，本公司藉增設2,112,000,000股額外股份，將法定股本由港幣688,800,000元增加至港幣900,000,000元，分為9,000,000,000股每股面值港幣0.10元之股份(「股份」)，該等新股份在各方面將與本公司股本內之現有股份享有同等權益。

於二零零七年十月二十五日，根據一項配售安排，按每股現金港幣8.58元向獨立第三方發行150,000,000股新股份。有關詳情已載於本公司二零零七年十月十二日刊發之公佈內。

於二零零七年十一月二十七日，按每股現金港幣8.42元分別向私募基金Permira Funds發行323,384,000股新股及向定息票據之持有人按每股港幣8.42元發行156,804,000股新股份以兑換該等票據。有關該等發行股份之詳情已載於本公司於二零零七年十月十一日刊發之公佈內。

年內，因認股權持有人行使認股權而根據本公司認股權計劃分別按每股港幣0.5333元、港幣0.5216元、港幣0.514元及港幣4.59元，發行400,000股新股、228,000股新股、580,000股新股及8,126,000股新股。

唐家達先生，六十二歲，於二零零三年加入本集團，並於二零零七年四月起任本公司之非執行董事。唐家達先生持有英國University of Leeds頒發之榮譽法律學士，彼為英國、香港及澳洲律師及香港公證人，在策略性規劃、商業管理及企業財務及發展方面，累積廣泛經驗。於二零零七年三月退任前為銀河娛樂場股份有限公司之行政總裁。

Martin Clarke博士，五十二歲，自二零零七年十一月二十七日起獲委任為本公司之非執行董事。彼於二零零四年成為本公司主要股東Permira之合夥人，現為Permira行政委員會委員及消費者部主管。彼曾參與之交易計有Gala Coral Group、New Look、Principal Hayley Group 、Telepizza及銀河娛樂。彼具備超過二十五年私人股權經驗，加盟Permira前，彼乃Prudential plc屬下私人股權公司PPM Capital創辦董事之一，曾參與逾二十宗以消費業務為主的交易。彼早期服務於CIN Industrial Investments(Cinven前身)。彼擁有英國劍橋大學歷史碩士及博士學位。

Guido Paolo Gamucci先生，五十五歲，自二零零七年十一月二十七日起獲委任為本公司之非執行董事。彼現為本公司主要股東Permira亞太區業務主席及Permira合夥人，曾管理Permira米蘭辦事處。彼曾參與多宗交易，當中包括DinoSol Supermercados、EEMS、Ferretti集團及Seat PG之項目。於一九九七年加入Permira前，彼曾任職意大利UBS Capital六年，為創辦合夥人兼董事總經理。此前，彼於意大利Citicorp任職投資銀行副主管及意大利區司庫。彼擁有意大利羅馬大學機械工程學士學位及法國INSEAD商學院工商管理碩士學位。

高級管理層

本公司執行董事被視為本集團的高級管理層，直接掌管本集團業務。

鄧呂慧瑜女士，*太平紳士*，五十四歲，於一九八零年加入本集團，並於一九九一年八月起任本公司之執行董事。彼亦為嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員。彼亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會及公司法改革常務委員會。鄧女士於二零零六年十二月再次獲選為第三屆香港特別行政區行政長官選舉委員會(酒店界界別分組選舉)之成員。鄧女士為呂志和博士之女及呂耀東先生之胞姊。

非執行董事

張惠彬博士，*太平紳士*，七十一歲，於一九八六年加入本集團，彼於一九八七年六月獲委任為本公司之執行董事，並於一九九五年起出任本公司之獨立非執行董事。張博士持有工商管理榮譽博士、工商管理碩士及理學士學位，彼擁有逾三十年從事不同行業的高層管理經驗，當中包括逾二十二年銀行業經驗。彼為香港怡康國際有限公司主席，亦為多間於香港聯合交易所有限公司主板上市公司之獨立非執行董事兼審核委員會主席，包括嘉華國際集團有限公司、上海電氣集團股份有限公司、建生國際集團有限公司及Prime Investments Holdings Limited。張博士亦為菲律賓首都銀行資深顧問，並曾任東華三院總理及顧問，現為廣東省高爾夫球協會副會長。彼榮獲二零零二年上市公司非執行董事之傑出董事獎，張博士亦為香港董事學會之理事。

鄭慕智博士，*GBS, OBE*，*太平紳士*，五十八歲，於一九九六年八月起任本公司之非執行董事。鄭博士為一間香港律師事務所胡百全律師事務所之首席合夥人，亦為香港董事學會之創會主席，現為該會之榮譽會長及主席。鄭博士亦為策略發展委員會之非官方委員。彼曾任香港立法局議員。

顏志宏先生，五十四歲，於二零零四年四月起任本公司之獨立非執行董事。顏志宏先生持有紐西蘭University of Waikato頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員，曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務方面擁有逾三十年之廣泛經驗。彼現時為英國Churngold Construction Holdings Limited之主席，該公司為專業之地底工程承建商，從事地底工程及地面勘察，亦從事清理受先前工業活動污染地方之修復業務。顏志宏先生亦為MJ Gleeson Group PLC之非執行董事，該公司於倫敦證券交易所上市，從事房屋建造及重建翻新業務。

葉樹林博士，*LLD*，七十歲，於二零零四年十二月起任本公司之獨立非執行董事。葉博士持有加拿大康戈迪亞大學(Concordia University)文學士學位及榮譽法律博士學位。彼為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民。

董事之個人資料

執行董事

呂志和博士，*GBS, MBE，太平紳士，LLD, DSSc, DBA*，七十八歲，為本集團之創辦人，自一九九一年八月起任本公司之董事，現為本公司之主席，呂博士亦為嘉華國際集團有限公司之執行董事兼主席。彼於礦務、建築材料及地產發展方面具逾五十年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士於二零零六年十二月再次當選為香港特別行政區選舉委員會之委員。呂博士於二零零七年獲DHL／南華早報香港商業獎頒授二零零七年商業成就獎及獲美國優質服務科學協會頒授終生成就獎。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，五十二歲，於一九七九年加入本集團，自一九八七年六月起任本公司之執行董事，現為本公司之副主席，呂先生亦為嘉華國際集團有限公司之執行董事。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為第十一屆中國人民政治協商會議全國委員會委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之弟。

陳啟能先生，六十二歲，於二零零二年加入本集團，並於二零零三年一月起任本公司之執行董事，現為本公司建材部董事總經理。彼為英國特許管理會計師公會會員、英國特許公認會計師公會及香港會計師公會之資深會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員，累積豐富經驗。

徐應強先生，五十歲，於一九八二年加入本集團，並於二零零四年四月起任本公司之執行董事，現為本公司建材部副董事總經理。徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十六年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席，並出任土木工程發展處混凝土技術委員會委員。彼於二零零四年至二零零六年期間曾獲委任為臨時建造業統籌委員會建築廢物工作小組之成員，並於一九九八年至二零零零年期間出任英國礦業學會(香港分會)之主席。

五年賬目摘要

	[illegible]	[illegible]	[illegible]	[illegible]	二零零七年 港幣千元
綜合損益表					
收益	1,130,894	1,299,143	1,291,927	4,669,495	**13,035,439**
股東應佔溢利／(虧損)	40,205	55,886	2,395,269	(1,531,546)	**(466,200)**
股息	25,168	25,805	—	—	**—**
每股盈利／(虧損)(仙)	3.2	4.4	110.7	(46.5)	**(13.8)**
每股股息(仙)	2.0	2.0	—	—	**—**
綜合資產負債表					
物業、機器及設備，投資物業及租賃土地和土地使用權	802,153	787,028	2,889,283	5,566,921	**6,374,464**
無形資產	—	—	16,493,230	15,520,486	**14,520,665**
共同控制實體及聯營公司	253,547	266,893	300,778	387,250	**506,923**
其他非流動資產	240,727	408,883	595,120	951,697	**600,757**
流動資產淨額	481,179	507,958	1,712,199	2,608,958	**5,340,858**
資產之運用	1,777,606	1,970,762	21,990,610	25,035,312	**27,343,667**
包括：					
股本	125,893	129,648	329,058	329,612	**393,564**
儲備	1,288,370	1,295,616	14,603,396	13,303,187	**18,013,088**
股東權益	1,414,263	1,425,264	14,932,454	13,632,799	**18,406,652**
少數股東權益	147,891	39,025	491,910	490,700	**531,791**
非流動借貸	200,800	311,580	4,643,355	8,439,965	**6,010,571**
其他非流動負債	14,652	14,020	1,778,531	2,351,697	**2,259,031**
撥備	—	180,873	144,360	120,151	**135,622**
已運用資金	1,777,606	1,970,762	21,990,610	25,035,312	**27,343,667**
每股資產淨值(元)	1.12	1.10	4.54	4.14	**4.68**

自二零零五年採納新訂及經修訂香港財務報告準則後，二零零三年的摘要並無重列。

澳門

良好企業公民是銀河娛樂集團及集團仝人的主要理念，本集團通過參與下列社區活動，繼續履行良好企業公民責任。於二零零七年，我們參與了下列活動：

體育

本集團贊助多項由澳門特區政府舉辦的大型體育活動，以支持特區政府推動綜合旅遊模式的旅遊政策目標。

- 贊助「2007國際泰拳金腰帶澳門慈善大賽」(善款澳門幣100,000元捐予同善堂)
- 冠名贊助「2007澳門銀河娛樂斯坦科維奇洲際籃球盃」
- 冠名贊助「澳門銀河娛樂2007世界女排大獎賽」
- 冠名贊助「2007澳門銀河娛樂中澳男籃對抗賽」
- 冠名贊助「2007澳門銀河娛樂國際馬拉松，半程馬拉松及迷你馬拉松」

文化及發展旅遊業

本集團參與多項由澳門特區政府舉辦的大型會展及討論會，以支持特區政府推動文化及發展旅遊業。

- 贊助《首屆澳門大熊貓文化國際交流會》暨【港、澳、台大熊貓高峰論壇】
- 後援單位贊助「滬港文化旅遊體育交流合作」(八月二十八至三十日於香港、八月三十一日至九月一日於澳門)

博彩培訓

為了支持澳門大學博彩研究對博彩業及社會之可持續健康發展進行研究並為博彩從業員及有意投身博彩業的人士提供專業培訓，銀河娛樂集團贊助澳門幣伍拾萬元予該研究所作為研究及培訓發展之基金。

參與慈善活動

本集團相信，對社會之承擔不僅限於慈善公益捐款，亦須通過參與慈善公益活動之體現。本集團曾捐贈同善堂及澳門日報讀者公益基金會，亦積極鼓勵員工一起參與慈善活動。我們亦鼓勵員工們參與各類慈善活動，如澳門報讀者公益基金會的「公益金百萬行活動」。

- 捐款予澳門明愛轄下的聖路濟亞中心，並探訪院友
- 透過贊助「2007國際泰拳金腰帶澳門慈善大賽」，善款全數捐贈予同善堂
- 捐款予澳門紅十字會以助中國內地天災受災者
- 捐款予同善堂及澳門日報讀者公益基金會
- 於十二月參與公益金百萬行活動

獎學金

本集團以「銀河娛樂集團」名義向以下高等教育學院頒發獎學金，以獎勵提名成績優異之學生。

- 澳門理工大學

作為一間認同社會責任的企業，本集團致力履行良好企業公民的本份，關懷和服務營運地區的社區。集團通過積極參與社會義工服務和社區活動，以及贊助和捐款履行我們的企業社會責任。

香港

集團在積極推動香港經濟持續性增長之同時，亦堅持實踐對社區服務的承諾及目標。

集團深信「企業社會責任」可令公司更加團結，培育團隊精神，並可加強與社區緊密聯繫。公司貫徹地鼓勵員工參與企業社會責任活動，令員工在充滿挑戰性的經驗中學習，汲取新觀點，藉與不同階層人士的接觸中提升個人技巧。

自2006年開始，建築材料部門已成立了一個「企業社會責任事務委員會」，積極主動服務社群。於年內，本部門亦成功建立了一支義工隊，推行了一個為期6個月的社區服務計劃－「嘉信童心劃未來」，為多名8–12歲來自單親家庭的小朋友，提供了超過3,500小時的「師徒導航」義工服務。 此計劃不單是金錢上之捐贈，更重要是員工身體力行的支持參與。

在過去一年中，公司曾舉辦及參加了多項企業社會責任活動，其中包括:

- 與香港紅十字會合辦之「嘉華建材捐血日」
- 基督教香港信義會舉辦之「長腿叔叔信箱」
- 與基督教香港信義會合辦之「嘉信童心劃未來」計劃
- 苗圃行動舉辦之「挑戰12小時」

公司對社會之承諾取得廣泛肯定，期間更連續六年獲「香港社會服務聯會」頒發「商界展關懷標誌」。





銀河娛樂場股份有限公司(「銀河」)致力聘請及挽留優秀管理人員及員工,並將持續強化我們的博彩及酒店業行政人員隊伍,繼續建立銀河為世界領先及國際享負盛名的博彩及娛樂業務公司之一。

經驗豐富及具代表性的博彩及酒店行政人員履歷如下:

David Craig Philip Banks,集團營運總裁。彼曾任澳洲Tabcorp Ltd 的娛樂場行政總裁,負責悉尼的Star City Casino、昆士蘭黃金海岸的 Jupiters Casino、Treasury Casino Brisbane 及昆士蘭的Townsville Casino。Banks先生作為Star City Ltd. 前營運總監兼行政總裁及The Australian Casino Association 前主席及總監,於娛樂場行業擁有10年高級行政經驗。

Robert Charles Drake,集團財務總裁,彼曾任拉斯維加斯的Harrah's Entertainment Inc.,西部區域的財務總裁,主理13項位於內華達州娛樂場的財務業績,當中包括位於拉斯維加斯的Caesars Palace、Paris 及 Flamingo。彼持有工商管理碩士及經濟學士學位,於企業融資、投資銀行業務方面驍富經驗,例如博彩業內的併購、財務管理及國內與海外的業務發展。

Heinz Roelz,董事,酒店及款客事務。曾為Stanford Hotels International 前行政副總裁。彼在德國及美國酒店管理學校畢業,在德國、瑞士、印尼、中國、百慕達、美國及香港等地的酒店發展及管理方面積累44年經驗。

Baschar Hraki,董事,項目發展,彼曾任星麗門行政副總裁 — 設計,掌管澳門一項大型發展項目,彼為合資格建築設計師,期間曾領導多項亞洲、歐洲、中東及美國等大城市的房屋及機構項目,包括酒店、渡假村、主題公園、商場、住宅物業及體育館。

Ciaran Pearse Carruthers,星際酒店及娛樂場營運總監。於英國、美國北馬里亞納自由聯邦、菲律賓及新加坡等地積21年博彩及渡假業經驗。彼於過去16年專門從事於亞太博彩業,擔任Crown、Tabcorp 及 Pagcor等多個娛樂場集團之顧問。彼自2002年年末加入銀河,曾出任城市俱樂部高級副總裁。

Kwa Yew Seng,銀河娛樂場股份有限公司的財務總裁,持有工商管理碩士及經濟學士學位。郭先生為澳洲執業會計師學會會員及澳洲公司董事協會的資深會員。於財務及會計界積逾30年經驗,其中20年任職於博彩業,尤其是澳洲西部的Burswood Casino。

David Robert Lilly,財務總裁,路氹項目,持有工商管理碩士學位。為新西蘭會計師學會會員及澳洲執業會計師學會會員。於財務及會計積逾30年經驗,其中6年任職於博彩業,尤其新西蘭的SKYCITY Entertainment Group Limited.

Albert Emile Davia,副總裁,國際尊尚市場發展、企業市場及城市俱樂部副總裁,於新加坡、印尼、泰國、澳洲、馬來西亞及澳門等地從事博彩及渡假業23年。彼於過去16年專門從事貴賓博彩事業,負責招待來自亞洲地區的貴賓玩家。彼負責經營貴賓業務的娛樂場包括阿德萊德的 Sky City及墨爾本的Crown Casino。

Michael Roy Caban,博彩營運副總裁,路氹項目,彼從事博彩業積逾35年的管理經驗,曾為澳洲及新西蘭SKYCITY前博彩總經理,彼亦於多個娛樂場擔任要職包括墨爾本的 Crown Limited、西澳洲的Burswood Casino、Darwin and Hobart 的 casinos of Federal Hotels Limited、Botswana Africa的casino of Holiday Inns、昆士蘭的Sheraton Breakwater Casino Hotel及倫敦的Playboy Casino。

此表並未詳盡列出整隊優秀的博彩及酒店團隊。透過持續發展集團的管理專才,能提高博彩及娛樂業務的營運效率。本集團相信可於未來年月推動銀河的持續發展及成功。

與股東及投資界溝通

本公司深明有必要維持與股東及投資界密切溝通，以便他們自行作出判斷，並向本公司提供具建設性的回饋意見。

除了年度及中期業績外，本公司年內還宣佈本集團首五個月及第三季的若干未經審核主要業務表現指標，讓股東、投資者及公眾更有效評估本集團的業務狀況及表現。本公司公佈財務業績，以及主要業務表現指標後舉行新聞發佈會、分析員簡報會及投資者會議／對話。本公司還舉辦了參觀本集團旗艦物業活動，讓分析員對我們的產品有深入的認識。本公司管理層（包括若干執行董事）參加了國際性大型投資銀行舉辦的巡迴推介，定期與機構投資者及分析員會面。本年度內曾於香港、澳門、倫敦、紐約、波士頓、三藩市、洛杉磯及新加坡舉行多次投資者會議。本公司的網站www.galaxyentertainment.com設有投資者關係專欄，及時提供最新的新聞稿及其他業務資訊。我們的董事出席本公司舉行的股東週年大會及股東特別大會，解答股東可能提出之問題並提供資料。

本公司已遵守上市規則及組織章程有關以投票表決及相關事宜的規定。

遵行守則

回顧年度內，除守則條文第A.4.2條外，本公司已符合守則條文。就守則條文第A.4.2條而言，鑑於其他董事根據本公司細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

內部監控

董事會深明良好的內部監控系統對本集團的重要性，並致力持續評估及管理任何可能對本集團達到業務目標構成不利影響的風險。為了成功實現業務目標，董事會採用一個架構良好的管理團隊，當中的專責主管人員獲授權監督本集團所有主要營運公司的日常營運。本集團會定期檢討管理架構，以靈活適應瞬息萬變的市場環境。

董事會亦致力提高本集團各項業務營運對風險管理的警覺。用已實行良好的內部監控系統，制定政策及程序，有系統地幫助辨識及管理風險。在良好的內部監控系統下，能有效預防資產未經授權使用或出售、確保會計記錄妥為保存、並確保財務資料可靠、保證嚴格遵守有關法定規則及規定。

內部稽查部一直向董事會及行政管理層就本集團內部監控的準確性及效益提供獨立保證。內部稽查部採納風險及內部監控主導的審計方法，設計審計計劃，並由審核委員會省覽及批准。內部監控系統旨在管理但非消除風險；提供合理但非絕對的保證，對這一點的理解非常重要。

截至二零零七年十二月三十一日止年度，內部稽查部就內部監控系統的效益進行檢討，審核本集團的業務過程、措施及程序，當中涵蓋所有主要監控，包括財務、營運、合規監控及風險管理部門。內部稽查部未有發現內部監控系統有任何可能會對本集團的財務狀況或運作構成負面影響的重大漏洞／弱點。審核報告包含審核結果及改善建議，每半年提交予審核委員會。審核委員會滿意所進行的內部稽查工作。

展望將來，本集團目標是透過以下方法，營造一個有系統及架構良好的稽查環境：

- 檢討及更新企業政策；
- 加強管理申報系統；
- 透過一系列工具改良政策及程序的溝通；及
- 增加營運管理層的指引及訓練，提高風險評估技巧、發展紓緩風險措施等。

財務報告

董事會向股東負責，致力於向股東提供全面和適時的資料，以便股東評核本公司之表現、財務狀況及前景。

董事的責任

董事確認，編製本公司財務報表乃其責任，而該等財務報表應真實公平，並且符合一切適用的監管規定及會計準則。編製截至二零零七年十二月三十一日止年度財務報表時，董事選擇了適當的會計政策加以貫徹應用，所作出的判斷及估計均屬審慎合理。據董事所知，於二零零七年十二月三十一日，並無任何重大不確定事件或條件可能對本公司的持續經營能力構成重大疑問。因此，董事按持續經營基準編製財務報表。

董事會已根據上市規則第3.24條，委任一位合資格會計師，專責監督財務報告程序及內部監控，並確保符合上市規則有關財務報告及其他有關會計事宜的規定。

核數師的責任

本公司的外聘核數師為羅兵咸永道會計師事務所(執業會計師)。獨立核數師對其申報責任的陳述，載於第47頁核數師就本公司財務報表發表的報告。

外聘核數師經進行全面審核後才提出審核意見，在審核過程中並無受到任何限制，並可與本公司個別董事(包括審核委員會成員)及管理層接觸商討。

外聘核數師會列席本公司股東週年大會，解答股東可能提出之問題。

核數師酬金

截至二零零七年十二月三十一日止年度外聘核數師提供審核服務及非審核服務的費用載於財務報表附註8。

非審核服務的費用包括提供稅務及內部監控顧問服務收取的港幣2,578,000元。

董事會及董事委員會會議

召開例行董事會會議的時間一律預先擬定，每年至少舉行四次，約每季舉行一次，讓董事有機會積極參與。在擬定例行董事會會議的議程時，會先行諮詢董事意見，讓其提出商議事項。如有需要，董事會亦會召開特別董事會會議。董事會會議與上述的審核委員會會議及薪酬委員會會議相互配合，形成董事會及董事委員會履行職責和執行職務的有效架構。董事會及董事委員會的會議記錄，均由公司秘書妥為保存，並可供全體董事查閱。

個別董事年內出席董事會及董事委員會會議詳情列於下表：

會議次數	**董事會會議 (4)**	**審核委員會會議 (2)**	**薪酬委員會會議 (1)**
執行董事			
呂志和博士	4/4	–	–
呂耀東先生	4/4	–	1/1
陳啟能先生	4/4	–	–
徐應強先生	4/4	–	–
鄧呂慧瑜女士	4/4	–	–
非執行董事			
鄭慕智博士	4/4	2/2	–
唐家達先生	3/3	–	–
Martin Clarke博士	–	–	–
Guido Paolo Gamucci先生	–	–	–
獨立非執行董事			
張惠彬博士	4/4	2/2	1/1
顏志宏先生	4/4	2/2	–
葉樹林博士	4/4	–	1/1

值得一提的是本公司二零零七年度的董事會及董事委員會會議取得100%的出席率。

薪酬委員會

本公司之薪酬委員會於二零零六年初成立，由三名成員組成，包括擔任主席之呂耀東先生及兩名獨立非執行董事(張惠彬博士及葉樹林博士)。

薪酬委員會向董事會負責，而其主要角色乃就全體董事及高級管理層之薪酬政策及架構進行年度檢討，以及就有關政策及架構及為發展薪酬政策制定正規及透明程序向董事會作出建議。薪酬委員會亦獲轉授職責，負責為全體執行董事及高級管理層釐定由人力資源管理層提出的薪酬方案，並向董事會建議非執行董事的薪酬。薪酬委員會協助董事會定期檢討及制定公平兼具競爭力的薪酬方案，以吸引、挽留及激勵具有打理公司所需素質的董事及高級管理層。薪酬委員會之書面職權範圍符合守則之守則條文要求。

薪酬委員會每年至少舉行一次會議，人力資源部的代表及公司秘書均會出席。薪酬委員會在每次會議後均向董事會呈交書面報告，提出董事袍金(包括審核委員會及薪酬委員會成員的袍金)及其他與薪酬有關事項的建議。

薪酬委員會於年內履行職責進行的主要工作包括下列各項：

(i) 檢討本公司董事之薪酬政策及架構；

(ii) 經考慮過往年度的董事袍金、本年度公司業績表現與業務水平，以及其他上市公司所付薪酬後，就建議董事袍金(包括審核委員會及薪酬委員會成員袍金)提供意見，並提呈股東於股東週年大會上批准；

(iii) 經考慮薪酬政策及架構、市場標準、有關董事之貢獻與工作表現以及所增加之職責，批准全體執行董事之特定酬金；及

(iv) 按照公司薪酬政策及市場標準，批准按表現分發年終酌情花紅給執行董事。

截至二零零七年十二月三十一日止年度之董事薪酬載於財務報表附註9。

審核委員會

本公司自一九九九年起設有審核委員會，該委員會由兩位獨立非執行董事（擔任主席的張惠彬博士及顏志宏先生）及一位非執行董事（鄭慕智博士）組成。

審核委員會對董事會負責，而其主要角色為協助董事會監督本公司的財務報告過程、商討審核的性質及範圍、確保內部監控及財務風險管理系統有效執行及審閱本集團的中期及年度財務報表。審核委員會可直接與外聘核數師及管理層接觸及維持獨立溝通，以確保有效交換所有與財務及會計事項有關的資料。審核委員會的書面職權範圍已跟從守則的守則條文規定。

審核委員會每年至少舉行兩次會議，集團財務總監、財務總監及合資格會計師、公司秘書及外聘核數師均會出席。審核委員會在每次會議後均向董事會呈交書面報告，向董事會提出需其關注之事項、報告該委員會認為需採取行動或改善之任何事項並作出有關建議。

為履行其職責，審核委員會年內主要工作包括下列各項：

(i) 審閱本集團中期及年度財務報表（連同要求董事會通過的建議）、查核有關外聘核數師的中期審閱及年度核數的重要事宜、審閱稅務事宜及檢討本集團採用的會計政策及慣例；

(ii) 檢討適用於本集團之新增及／或經修訂會計準則及慣例，以及其對本集團之影響；

(iii) 檢討內部監控及風險管理系統並評估其效益，以確保有適當措施保障本集團所有重要資產及營運，並支持業務持續增長；

(iv) 檢討本集團整體應收款狀況及信貸監控的效益，並加強教育管理層及營運單位有關恪守既定信貸監控措施的重要性；

(v) 檢討核數策略、方式及方法，並與外聘核數師於核數策劃階段估計主要核數風險；

(vi) 檢討內部監控部進行年度內部監控檢討的結果及建議，並批准內部審核計劃；及

(vii) 報告結果及就改良或實行以上事宜向董事會作出建議。

證券交易的操守準則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「標準守則」)作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，董事已遵守標準守則所載之規定準則及本公司本身之守則。

董事會亦已制定書面指引，有關僱員買賣本公司證券須加以遵守。此外，由於本集團僱員於履行職務或受聘時，可能會得悉就彼等買賣本公司證券而言對本集團或本公司證券有關之未公開股價敏感資料，故此董事會亦已訂定嚴謹程度與標準守則相同之書面指引，要求本集團有關僱員恪守。

董事會轉授權力—董事委員會

董事會將權力妥為轉授，其下設三個董事委員會，並制訂具體書面職權範圍以清晰界定其職權及職責，以監察本集團各特定範圍之事務。董事委員會獲提供充足資源，包括外聘核數師及獨立專業顧問之意見，以履行其職責。

執行董事會

董事會已將管理本集團業務運作及業務活動之權力、職權及酌情權轉授予由本公司全體執行董事組成的一個正式成立的執行董事會。執行董事會向董事會報告，並按季向董事會傳閱其決議案。若干事務特定須留待董事會批准，包括年度預算及賬目、予股東之股息及分派、增加股本及配發新股、衍生交易、須予披露的關連交易及／或股東批准的規定，以及超過預設限額資產的收購、出售、投資、融資及押記。

就作出決定之程序而言，執行董事會已正式批准管理層之職權，而管理層已向執行董事會提交書面計劃，根據彼等之職權載有詳細分析(財務及商務兩方面)及建議，待執行董事會考慮及批准。倘有關事項超越執行董事會之職權或與任何前述特定須留待董事會決定之事項有關，則會提交予董事會批准。

執行董事會將日常管理、行政及營運的職能再轉授予博彩及娛樂部及建築材料部執行委員會及(倘適當)負有特定責任的專責小組，以監管特定業務及公司交易。

董事之委任及重選

委任新董事加入董事會須按正式、經審慎考慮並具透明度的程序進行。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士，且能按照上市公司董事所須達到的標準，履行誠信責任及應有技能、謹慎和勤勉行事的責任。可以提供公正、獨立的意見，能夠獨立作出判斷，並願意為本公司事務獻出寶貴時間及精力，乃揀選非執行董事之額外標準。

年內，唐家達先生獲董事會委任，Martin Clarke博士及Guido Paolo Gamucci先生在股東大會上獲股東委任，成為本公司非執行董事的新成員。委任過程中，委任新董事的建議，連同其學歷、專業資格及相關工作經驗的詳細資料已分別呈交予董事會及股東，讓彼等分別作出決定。董事會成員年內的變動已詳列在董事會報告第35頁。

非執行董事

本公司所有獨立非執行董事均符合上市規則第3.13條有關獨立性的指引。本公司已接獲彼等各人就其獨立性發出的年度確認函，並認為彼等各人均屬獨立。本公司已遵守上市規則第3.10(1)及(2)條的規定，委任至少三名獨立非執行董事及一名具備適當的專業資格或具備適當的會計或相關財務管理專長的獨立非執行董事。

非執行董事皆有特定任期。張惠彬博士及鄭慕智博士獲委任，並須根據本公司組織章程輪席退任及重選。根據顏志宏先生、葉樹林博士及唐家達先生的服務合約，彼等之委任期為三年之固定年期，惟可獲續期另外三年。根據本公司與(其中包括)Permira IV全資擁有的公司於二零零七年十月八日訂立的投資者權利協議(詳情載於本公司於二零零七年十一月五日刊發之通函)，名為Permira IV(本公司的實益主要股東)的私募股權基金提名Martin Clarke博士及Guido Paolo Gamucci先生成為董事，須根據本公司組織章程輪席退任及重選。

董事之責任

本公司相信，為確保董事能為本公司作出最大貢獻，有必要讓董事獲知有關其職責和責任以及本公司守則、業務及發展的最新資料。為此，本公司為新董事提供一套全面的介紹資料，並不時為董事籌組公司研討會及安排他們考察本集團若干重要業務。本公司向董事提供有關適用於本集團之法律和規章的最新變動資料，及有關本公司業務運作及活動的適當資料。所有董事能接觸管理層及公司秘書，取得執行職務時所需有關本集團的任何資料。本公司於董事會會議上向董事提供報告交代業務表現並與預算加以對照，以及對偏離預算給予所需評論及說明，董事會會議約每季舉行一次。

本公司致力達至最高的企業管治標準。本公司擁有一套均衡的企業管治制度，為董事會(「董事會」)設置框架，以有效地管理公司及達到以下已建立的企業目標，即為股東提供最佳投資回報及以良好企業公民身分關懷社會，並保持高透明度和對股東高度負責。董事會已採用香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四內所載之企業管治常規守則(「守則」)的原則。

董事會

本公司以董事會為首，董事會負責領導及監控本公司及其附屬公司(「本集團」)，並指導及監督本集團的事務。董事會為本公司制定策略及監督管理層之表現。董事姓名及簡歷(按分類)，以及彼等關係載於第2頁「公司資料」一節及第31頁至33頁「其他公司資料」一節。

主席、副主席及董事總經理

董事會主席、副主席及董事總經理(建材分部)之職務清楚劃分，並非由同一人擔任。

主席領導及管理董事會，以確保其得以有效運作及履行責任，並確保所有重要事項得以適時討論及回應。副主席支持及協助主席執行上述職務，並連同董事總經理(建材分部)領導及監督本集團的日常業務管理，以及推行本公司的既定政策。

董事會之組成

董事會由五名執行董事及七名非執行董事(包括三名獨立非執行董事)均衡組成。董事會確保其成員整體上擁有管理一家成就卓越的大型企業及支持其業務持續增長所必須的全面營商及專業技巧。除了執行董事擁有經營本公司業務的豐富經驗外，董事凝聚了企業管理及策略規劃、投資、財務、法律及企業管治的經驗與資格。在履行角色和責任方面，董事向董事會提供均衡與獨立的意見、在董事會決策上(尤其於可能涉及利益衝突的事務上)作出獨立判斷及發揮制衡作用。

除於董事簡歷披露的董事間之關係，鄭慕智博士乃胡百全律師事務所(香港一家律師事務所)的首席合夥人，該事務所按一般商業條款，為主席控制的若干公司提供法律服務。

培訓及發展

沒有全體僱員的才能和貢獻，本集團便沒有可能取得任何成就，因此本集團將員工視為最寶貴的資產。我們致力為所有僱員提供發展和成長的機會，並認為培訓及發展是一項終生進行的過程。我們向僱員提供持續的個人和專業發展機會，初步由入職培訓課程開始，其後則提供協助僱員提高在職能力和專業水平的培訓課程，以建立持續學習和不斷進步的企業文化。

我們的培訓和發展課程針對有利本集團長遠成功的主要元素：

1. **內部能力建立**—建立企業化培訓及發展團隊，提供核心培訓課程。此外，博彩業務員工目前使用的培訓設施將會進行翻新並成立本集團的卓越培訓中心。

2. **企業文化：信念、使命及價值**—發展、傳達及整合企業的信念、使命及價值。

3. **計劃發展及修訂**—四個重點範疇：

   A. **核心課程**：專注於入職培訓課程、發展銀河卓越服務課程、確認推動員工進步的核心能力，並優先處理有關培訓。

   B. **領導才能發展**：主力提供基礎監督／管理技巧課程，發展分為三個階段的實習、進階及管理見習課程，以及因應個人和小組專業學習需要，個別設計領導才能發展培訓課程。

   C. **管理效益**：主要設立管理繼任計劃、訂立標準營運程序的共同框架及設計質素保證計劃，以衡量及持續改善前線客戶服務。

   D. **路氹開業前規劃**：集中發展職前培訓核心課程單位、按在職培訓需求協調新入職員工的履新程序，以確保新入職員工於開業前達致應有表現水平。

我們的培訓及發展計劃為集團的人力資源資本的投資及運用訂立方向。澳門的競爭環境是促使我們採取此項新做法的主要原因。我們不但需要培訓及發展我們的人材，亦需要挽留我們的人材以支持本集團的日後成長和長遠成功。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團的庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值2.22億元（二零零六年：2.17億元）之租賃土地及5千萬元（二零零六年：2.59億元）之銀行存款已作為銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出為數6.27億元（二零零六年：2.10億元）擔保，其中3.07億元（二零零六年：1.75億元）經已動用。

本集團已就聯營公司獲授之信貸額向銀行作出為數9百萬元（二零零六年：9百萬元）擔保。於二零零七年十二月三十一日，已動用信貸額為9百萬元（二零零六年：9百萬元）。

僱員及薪酬政策

本集團（不包括聯營公司及共同控制實體）於二零零七年十二月三十一日在香港、澳門及中國內地聘用約8,400名僱員。僱員成本（不包括董事酬金）為1,377,000,000元。

薪酬政策

本集團制訂薪酬政策的目標是吸引、激勵及挽留能力出眾的僱員，並協力達成長遠企業目的及目標。就此而言，本集團致力以具有市場競爭力、符合業內良好慣例以及符合股東利益的方向制訂其僱員薪酬政策。

本集團的僱員薪酬架構包括固定薪金、按表現評定的不定額獎勵及長期獎勵。整體薪酬安排公平、公正而審慎，而且將會定期進行檢討。

認股權計劃

本集團為其僱員實行一項認股權計劃。以吸引、激勵及挽留僱員為本集團長期效力，並使僱員與股東的利益一致。向合資格僱員授出的認股權數目乃參考認股權價值、市況、其職級及對本集團的個別貢獻釐定。

二零零八年集團展望

本集團極有信心擁有優勢落實其長遠策略，在為寶貴客戶提供高質素之博彩及度假體驗之同時為股東帶來可觀回報。二零零七年為本集團收獲豐盛之一年。由於澳門市場吸收了近期及未來新開幕娛樂場之動力，整個博彩市場(包括如貴賓廳博彩等範疇)競爭加劇，我們相信市場將繼續於二零零八年迅速增長。我們已積極裝備來迎接此等挑戰，並展望二零零八年主要業務及銀河度假城之發展將帶來另一豐收之年。

流動資金及財務資源

本集團之財務狀況於年內繼續保持穩健。本集團於二零零七年十二月三十一日之股東權益為184.07億元，較於二零零六年十二月三十一日之136.33億元增加約35%。本集團之總資產則增至317.61億元，而於二零零六年十二月三十一日則為292.09億元。

本集團之現金狀況繼續保持充裕。於二零零七年十二月三十一日之現金及銀行結餘總額為82.30億元，相比二零零六年十二月三十一日則為57.83億元。於二零零七年十二月三十一日，本集團的總債務為65.06億元，於二零零六年十二月三十一日則為89.73億元。本集團於二零零七年底時持有淨現金，相比於二零零六年十二月三十一日時負債比率為14%。

本集團的總債務主要包括銀行貸款、擔保票據、可換股票據及其他債務責任，大多以港幣及美元為單位。本集團會密切監控借貸水平，以確保償還款項直至到期日為止。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

資金來源

		二零零七年 港幣千元	二零零六年 港幣千元
A	股本	**393,564**	329,612
B	資本儲備	**16,674,435**	11,461,424
C	盈餘儲備	**1,121,029**	1,587,229
D	認股權儲備	**28,762**	36,927
E	其他儲備	**188,862**	217,607
F	少數股東權益	**531,791**	490,700
G	非流動借款	**6,010,571**	8,439,965
H	其他非流動負債	**2,394,653**	2,471,848
		27,343,667	25,035,312

二零零七年


H (9%)
A (1%)
G (22%)
F (2%)
E (1%)
D (0%)
C (4%)
B (61%)

二零零六年


H (10%)
A (1%)
G (34%)
B (46%)
F (2%)
E (1%)
C (6%)
D (0%)

與香港特別行政區政府訂立位於安達臣道及藍地之石礦場長期重修合約，繼續為本部門於策略性有利地點提供穩定的石料供應。於年內已併入去年所收購泰瑪士柏油之瀝青、鋪築路面及路面標線業務，加上持續發展新產品(尤其是循環再用材料之產品)，本集團現已成為一家更全面之綜合建築材料供應商，為香港客戶提供多元化的建材產品及服務。

澳門對建築材料之需求仍然殷切，我們已進一步擴展預拌混凝土產能及提高生產效率，以配合不斷上升之市場需求。該業務繼續於年內為本部門提供良好之盈利貢獻。

中國內地

於年內，營商環境面對不少挑戰，中央政府持續採取宏調措施為主要城市過熱之經濟降溫，此舉令該等市場之建築活動減少。市場競爭加劇，加上原材料成本上升，使經營利潤面對下調壓力。然而，本部門透過嚴謹的節省成本計劃及改善營運效率，得以提升市場競爭力。

我們在內地與各大型鋼鐵公司組成合營公司，從事生產及分銷礦渣微粉，該等合營公司繼續為本集團帶來良好之盈利貢獻。現正進一步擴充礦渣微粉生產設施及考慮設立新的合營公司，以加強本集團作為在內地礦渣微粉生產商之領導地位。

就本部門於雲南省之水泥合營公司而言，投資正如期進行，保山區廠房已於二零零八年一月投入商業營運。本部門於曲靖市師宗縣投資之第三家水泥廠房已於本年度動工興建，預期於二零零八年下半年投入商業營運。總觀而言，於安寧、保山及師宗之生產設施合共將提供每年五百萬公噸之水泥產能。本部門正考慮在其他城市進一步投資，此等發展共同印證了本部門致力爭取成為增長中區域市場之主要水泥生產商之一，並會對本部門之未來發展及盈利能力有所裨益。





美國公認會計原則比較

在將博彩及娛樂業務部門之業績與該等根據美國公認會計原則(「美國公認會計原則」)編製其業績之美國公司比較時,應垂注,根據美國公認會計原則呈列之博彩收益總額是在扣除支付予博彩客之佣金及折扣後才計算出博彩收益淨額。經調整之EBITDA利潤率乃根據該等經扣減後之博彩收益淨額計算,從而導致其遠較按照香港會計準則計算所得之EBITDA利潤率為高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算,星際酒店在二零零七年之EBITDA利潤率約為23%,而根據香港公認會計原則計算,EBITDA利潤率則為14%。

企業支出

本年度,本集團之企業支出淨額為2.14億元,經抵銷利息收入1.65億元後,將EBITDA減低了4,900萬元。

本年度之利息開支總額為5.57億元,其中包括1.12億元為於二零零六年十二月發行之2.4億美元可換股票據之非現金應歸利息開支。

建築材料業務部門

二零零七年為成就卓越的一年,本集團再次在建築材料業務取得強勁表現。銷售額及溢利均超逾去年,本部門之收入為15.54億元,而EBITDA貢獻則為2.19億元。溢利上升有賴過去數年作出之策略性投資及管理層持續發揮在海外集中採購之平台,使部門能獲取廣闊並且穩定的原材料供應,有效控制成本。

本年度之經濟環境總體合理,儘管一貫按地區及行業有所偏差。業務平均分佈於不同地區及建築行業的優勢再次於業績中反映。

香港及澳門

去年,由於香港市場開展多項建築工程,建築材料之需求有所增加。本年度之預拌混凝土業務銷量因此提高而且溢利貢獻改善。行政長官最近發表之施政報告表示,政府將於未來數年實行若干大型基建項目,例如沙中線、新政府總部及東九龍發展計劃等。此外,中央政府現已批准興建港珠澳大橋,工程竣工後將會是全球最長的大橋,連接香港、澳門及中國內地。此等大型基建項目將大幅刺激建築材料市場;本部門已具備策略性的優勢,將受惠於上升中之市場需求,並進一步鞏固本集團作為優質建築材料供應商的領導地位。

首座酒店大樓已平頂。現正裝嵌金色玻璃幕牆，裝嵌工程已完成約60%，而1,500間酒店房間及套房之裝修工程將於二零零八年七月動工。

大型娛樂場平台之上蓋工程已大致竣工，而娛樂場內部裝修工程將於二零零八年七月展開。

第二座大樓(包括兩家酒店)已於二零零八年一月開始興建，目前每6天加建一層。我們預期於二零零八年十一月平頂。玻璃幕牆安裝工程將於二零零八年八月動工，為加快興建過程，我們將於加蓋大樓頂層之同時進行較低樓層玻璃幕牆之安裝工程。緊隨玻璃幕牆完工後，我們將於二零零八年九月展開裝修工程。

首座酒店大樓及娛樂場將於二零零九年年中開幕，第二座酒店大樓預計於二零零九年年底開幕。

項目資金

銀河擁有充裕資金撥支銀河度假城項目所需。項目一期工程、裝修及土地成本估計約為100億元。截至二零零七年年底為止，我們已投資約20億元，尚有另外80億元有待投入。於二零零七年十二月三十一日存放於銀行之現金約為83億元，加上預期從營運所得之現金，銀河度假城之發展資金已全部到位。

銀河路氹地塊

我們之路氹土地儲備繼續代表著我們長遠發展策略之關鍵。近期一宗土地銷售交易肯定了銀河擁有一項尚未於資產負債表入賬之寶貴資產之事實。於二零零八年一月，市場按售價每平方呎1,667元於路氹出售了一百萬平方呎之建築面積。就銀河而言，15,200,000平方呎總建築面積中約5,000,000平方呎目前正在動工興建，尚餘10,200,000平方呎作為土地儲備。

銀河之城市娛樂會娛樂場

儘管市場競爭日益加劇，銀河之城市娛樂會娛樂場仍繼續保持理想表現。城市娛樂會娛樂場主要集中於貴賓廳博彩市場，並已證明為一項正確之策略決定。

截至二零零七年十二月三十一日止年度，城市娛樂會之博彩收益為70億元(由於根據與各城市娛樂會服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益為35億元)。雖然新娛樂場帶來激烈競爭，城市娛樂會娛樂場於本年度佔澳門博彩市場9%，其貴賓廳博彩收益強勁，而且中場博彩產品甚具創意。城市娛樂會本年度之EBITDA為1.75億元。

城市娛樂會娛樂場營運260張博彩桌及510台角子機。我們相信在星際酒店作為我們之主要溢利來源之同時，城市娛樂會將繼續為特選之貴賓廳博彩客提供尊貴稱心之服務。

本年度，貴賓廳博彩佔總博彩收益77.7%，其中中場（金門除外）貢獻16.5%，金門貢獻3.4%及角子機貢獻2.4%。於第四季總博彩收益中，貴賓廳貢獻81.0%，中場（金門除外）貢獻11.8%，金門貢獻4.9%及角子機貢獻2.3%。

本年度，星際酒店非博彩收益為2.34億元。上半年收益為9,600萬元，下半年增至1.38億元。

澳門政府官方數據顯示，澳門五星級酒店於二零零七年一月之入住率為70.2%，於十二月則上升至82.2%。在本年度市場平均入住率為75.3%之情況下，星際酒店取得遠高於市場之全年入住率83.4%。

宴會廳於二零零七年十一月二十九日開幕，首項活動為星際酒店一周年慶典。其後，已於十二月用作舉辦多項盛事。我們預期此場地於二零零八年可大幅提高宴會收益，並會用作舉辦各項客戶活動之場地，作為持續吸納及保留博彩客人的優越計劃之一部分。

銀河度假城

神秘的綠洲

銀河度假城將為迅速增長之澳門市場提供一項與眾不同之產品。銀河度假城將以「神秘的綠洲」為主題，場內以流水淙淙和熱帶雨林的場景作佈置。娛樂場頂樓將會是全球最大之人工波浪池之一，面積為300呎乘350呎，其人造波浪高達兩呎。

金色之玻璃幕牆將散發尊貴氣派，配合繁茂綠洲之流水和樹林，將對所有澳門遊客產生無可抗拒之魅力。

度假城之娛樂場部分將會是全球最大的娛樂場之一，娛樂場之龐大規模定會令所有遊客留下深刻印象。娛樂場之平台加入其他特色佈置，包括鐳射燈光堡壘及火焰噴泉。

我們相信銀河度假城絕對會是一個神秘綠洲之化身。

Okura酒店合作夥伴

我們欣然確認與世界知名之日本酒店集團Okura酒店訂立協議，Okura酒店將負責管理第二座酒店大樓內一間擁有400間房間之酒店。Okura酒店於日本及韓國均獲評為首屈一指之酒店，而值得一提的是，於二零零七年往澳門旅遊之日本及韓國遊客數字分別增加36%及39%。

我們預期會於不久將來公佈另一酒店合作夥伴。

發展動向

面對澳門博彩市場之強勁增長，銀河度假城已重新步署及擴建額外多一座酒店大樓及更大之博彩平台以應付市場需要。銀河度假城工程目前按主要工程進度推進。銀河度假城一期之發展約為500萬平方呎，此一多用途綜合娛樂度假設施為全澳門最大型發展項目之一。

博彩及娛樂業務部門

概覽

澳門博彩市場持續錄得驚人增長，由550億元增加47%至二零零七年之810億元，超越拉斯維加斯躋身為全球最大之博彩市場。整個博彩市場去年均錄得增長，於年度內，貴賓廳博彩增長52%、中場博彩增長33%及角子機博彩增長75%。

本年度，銀河旗下娛樂場之博彩收益淨額為147億元(由於與各城市娛樂會服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益淨額為115億元)。

星際酒店

星際酒店於二零零七年錄得首個全年營運業績。該娛樂場於年內進行多項改善及擴充，包括：在最受歡迎博彩樓層1樓增加中場博彩桌數目，由85張增加40%至122張、額外增加5間特別貴賓博彩廳，使貴賓博彩桌總數由一月份32張增至年底69張、角子機數目由335台增至502台、極受歡迎之「金門」尊尚會尊貴高額投注區開幕，每張博彩桌之每日贏款較中場博彩樓層高出100%，以及8樓星際宴會廳及宴會場地啟用。

二零零七年之競爭更趨激烈，尤其於二零零七年下半年，有多家娛樂場開業，亦有多家現有娛樂場擴充營業。於二零零七年，博彩桌總數由2,762張增加58%至4,375張，角子機數目由6,546台增加103%至13,267台。

儘管競爭大幅加劇，星際酒店仍持續為股東帶來36%投資回報。截至二零零七年十二月三十一日止年度，星際酒店之收益總額為80.11億元，EBITDA為11.15億元，及EBITDA利潤率為14%。

星際酒店博彩業務之三個不同分部之業績如下：

- 本年度，貴賓廳博彩收益為60.27億元。貴賓廳轉碼數為2,034億元，淨贏率為3.0%，而該淨贏率乃高於預期之2.7%至2.9%之間。每張博彩桌之每日贏款持續增長，第四季平均數為32.9萬元，以及淨贏率為3.3%。

- 本年度，中場博彩收益為15.43億元。總投注額為99億元，淨贏率為15.6%。星際酒店第四季中場博彩收益增加，連同營運效率改善，加上淨贏率達15%，使星際酒店中場博彩業務之貢獻大有進步。每張博彩桌之每日贏款持續改善，於二零零七年第四季，每張博彩桌之每日贏款平均逾3.3萬元。

- 本年度，角子機之博彩收益為1.90億元。每台角子機於第四季之每日贏款平均逾1,000元，角子機之平均數目則為476台，此乃由於角子機數目於此季度由464台增加8%至502台。

- 本年度，小費收入為1,700萬元。

總資產分佈

	二零零七年 港幣千元	二零零六年 港幣千元
博彩及娛樂	**20,590,530**	20,400,561
建築材料	**2,365,141**	2,172,168
中央服務	**575,158**	853,072
現金及銀行結餘	**8,230,362**	5,783,197
	31,761,191	29,208,998

二零零七年


65%
26%
2%
7%

二零零六年


70%
20%
3%
7%

按地區分佈之收益

	二零零七年 港幣千元	二零零六年 港幣千元
澳門	**11,756,085**	3,620,336
香港	**686,311**	516,380
中國內地	**593,043**	532,779
	13,035,439	4,669,495

二零零七年


5%
5%
90%

二零零六年


11%
78%
11%

按地區分佈之總資產

	二零零七年 港幣千元	二零零六年 港幣千元
澳門	**24,698,271**	25,077,008
香港	**5,694,789**	2,860,182
中國內地	**1,368,131**	1,271,808
	31,761,191	29,208,998

二零零七年


4%
78%
18%

二零零六年


4%
86%
10%

本集團本年度於扣除下列各項後錄得會計虧損：

- 非現金之折舊及攤銷14.13億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷9.98億元。
- 財務費用5.57億元。
- 非經常項目3,900萬元，其中包括有關投資已變現及未變現收益，資產減值虧損，出售部份共同控制實體收益以及興建銀河度假城之開業前期費用，包括員工成本、培訓費用、開業費用、市場推廣及建立品牌開支。

本集團截至二零零七年十二月三十一日止年度之分部營運業績分析載列如下：

扣除非經常項目及經利息收入分配後之除利息、稅項、折舊及攤銷前盈利(EBITDA)

	博彩及娛樂 [illegible]	建築材料 [illegible]	中央 [illegible]	二零零七年 百萬元	[illegible]
收益	11,481	1,554	–	**13,035**	4,669
經營(虧損)／溢利	(203)	75	209	**81**	(1,032)
共同控制實體應佔溢利	–	6	–	**6**	31
折舊及攤銷	1,287	123	3	**1,413**	1,190
非經常項目	22	7	(68)	**(39)**	248
EBITDA(不包括非經常項目)	1,106	211	144	**1,461**	437
利息收入分配	117	8	(125)	–	–
EBITDA(不包括非經常項目及經利息收入分配後)	1,223	219	19	**1,461**	437

按業務分佈之收益

	二零零七年 港幣千元	二零零六年 港幣千元
■ 博彩及娛樂	**11,481,227**	3,388,767
■ 建築材料	**1,554,212**	1,280,728
	13,035,439	4,669,495


二零零七年
12%
88%


二零零六年
73%
27%

業務回顧

二零零七是銀河娛樂集團的豐收年，我們之業績表現超卓，並繼續成功落實企業策略，在澳門此一全球最大博彩市場成為業界翹楚。星際酒店及娛樂場錄得首個全年營運業績，為博彩及娛樂業務部門創下穩健之財務業績。銀河度假城之發展全速推進，將會成為本集團下一階段增長策略之主要動力。城市娛樂會之娛樂場面對競爭日趨激烈之市場環境，仍然為本部門帶來持續收益。最後，建築材料部門業務之卓越業績亦有助推動本集團再創佳績。

策略性股東—Permira基金

於二零零七年十一月，全球頂尖私募基金集團之一Permira基金投資8.4億美元以取得本集團20%股權。此策略性關係再一次肯定我們對本集團前景之信念，我們對此尤感驕傲。我們與Permira結盟不僅大幅增強了我們之股本狀況，而且Permira於全球消費及博彩業方面之成功經驗亦有助提升集團之競爭力。

集團財務業績

截至二零零七年十二月三十一日止年度，收益及股東應佔溢利分別為130.35億元及虧損4.66億元，而截至二零零六年十二月三十一日止年度則分別為收益46.69億元及虧損15.32億元。本集團之收益比去年飈升，反映本集團主力擴充博彩及娛樂業務，於二零零六年在澳門四間新建娛樂場開業，當中包括集團旗艦酒店—星際酒店。

於二零零七年上半年，本集團之收益為63.32億元，下半年為67.03億元，升幅達6%。星際酒店上半年之收益為36.39億元，下半年為43.72億元，升幅達20%。

截至二零零七年十二月三十一日止年度，本集團之除利息、税項、折舊及攤銷前盈利(「EBITDA」)為14.61億元，較去年之4.37億元上升234%。

二零零七年業績強勁，反映所有營運分部持續之表現出色，尤其星際酒店於年內錄得龐大收益增長及效率改善。


OKURA
Delivering World-Class with Asian Charisma

企業管治

管理層深明作為世界級企業應具備的優秀企業管治及透明度。集團致力檢討內部監控及有關遵守制度的標準，以確保集團能採納最佳的管治常規。

集團熱切歡迎Martin Clarke博士及Guido Paolo Gamucci先生於二零零七年十一月獲委任為本公司的非執行董事，深信是次委任能引入豐富的管理知識及業務經驗，促進業務增長，實現成為世界級企業及亞洲首屈一指的博彩及娛樂集團的目標。

本人亦向即將退任之董事致謝。陳啓能先生將於二零零八年五月一日退任執行董事及建材部之董事總經理。張惠彬博士將於二零零八年六月十九日舉行之股東週年大會退任獨立非執行董事。他們多年來對集團貢獻良多，本人謹代表董事會向他們致以深厚謝意。本人亦恭賀徐應強先生獲委任為建材部之董事總經理，將於二零零八年五月一日生效。

結語

二零零七年是集團的豐收年，集團的成就備受肯定，過往一年的營運，特別是集團的旗艦物業－星際酒店，為集團帶來寶貴的經驗，並在面對其他博彩批給持有人時，成功保持競爭力。面對二零零八年的激烈競爭及挑戰，為確保良好表現，集團必須憑藉過往的成就更上層樓，維持貴賓廳業務的增長動力，進一步開拓中場市場。我們二零零八年的焦點在於在銀河度假城開幕之前，使星際酒店成為集團更具效益及效率的收入來源。雖然城市娛樂會的重要性逐漸被星際酒店取代，但該等娛樂場仍然為集團帶來寶貴的市場佔有率，亦繼續對集團的整體盈利有所貢獻。

最後，本人明白銀河娛樂能成為亞洲首屈一指的博彩、休閒及娛樂集團，上下員工的努力實在功不可沒。本人謹藉此機會，對董事會成員及員工的努力不懈，致以深厚謝意，並期望與他們繼續合作，在競爭日益激烈的市場環境中，憑藉二零零七年的出色表現，積極爭取更上層樓，在二零零八年及其後的日子，再創佳績。

主席
呂志和博士
GBS，MBE，太平紳士，LLD，DSSc，DBA

香港，二零零八年四月十八日

銀河度假城－神秘的綠洲

銀河娛樂密切注意市場發展脈博，並審慎步署銀河度假城的長遠發展及市場定位，務求令銀河度假城落成後能為市場提供最具競爭力的服務與娛樂設施。一如以往，集團在開發銀河度假城時，充份運用管理團隊對亞洲及中國文化的深入了解；同時亦善用項目團隊在建築管理方面的本地知識及經驗。集團的管理層致力以發展世界級質素的產品為原則，同時亦肯定為投資帶來滿意回報的重要性。

有鑑於澳門博彩業市場於2007年急速發展，集團已擴充銀河度假城內博彩設施，特別是貴賓廳業務設施的建設規模，以迎合日益增長的需求。

預計於2009年中開業的銀河度假城，以「神秘的綠洲」為主題，提供多用途綜合娛樂渡假設施，包括一站式娛樂、休閒及博彩服務，讓訪客體驗其攝人的魅力及經歷其神秘歷奇的主題。

集團很高興能與日本首屈一指的酒店集團Okura Hotels and Resorts的合作。銀河娛樂及Okura彼此擁有共同理念，同樣致力為市場訂立更高標準的「亞洲式優質待客服務」。Okura將會負責管理銀河度假城內三間高級酒店之一，該三間酒店乃銀河在路氹整項達1,500萬平方尺發展計劃的奠基建設。

人力資源

二零零七年，市場上新娛樂場的開幕持續為員工招聘及訓練帶來壓力。集團已成立屬於集團旗下的娛樂場人材訓練中心，有效地為銀河娛樂旗下的娛樂場培訓足夠的博彩業員工，他們訓練有素，水平達至世界級，保持高質素的服務水平。

銀河娛樂欣然聘任戴力弘先生（Robert Drake先生）加入成為集團財務總裁。戴力弘先生在博彩業有豐富的財務及顧問經驗，加入銀河前，在拉斯維加斯擔任Harrah's Entertainment Inc.的西部區域財務副總裁，處理包括位於內華達州的業務。

集團於年內招攬了不少資深的博彩業專才，以及項目開發、資訊系統及科技、法律及策略營銷等其他重要企業職能的專業人才，以拓展及強化現有管理團隊。

致各位股東：

銀河娛樂集團有限公司(「銀河娛樂」或「集團」)於二零零七年繼續錄得強勁業績。娛樂及休閒業務進一步鞏固銀河娛樂於澳門的市場地位，為集團日後的業務發展奠定穩固的基礎。儘管面對極具挑戰性的市場環境，建築材料業務無論在業務增長及盈利能力方面均取得長足進展，其中以中國內地業務的表現尤其出色。

截至二零零七年十二月三十一日止之年度，銀河娛樂的娛樂及休閒業務錄得之收益為114.81億港元，較去年增加239%。

矚目成就

於二零零七年十月，集團落實關於Permira Funds成為集團持股量20%的股東的磋商。交易已於十一月完成，此舉是國際投資界頂尖參與者對銀河娛樂前景投下信心的一票，也是對集團的經營哲學及策略，以及管理團隊加以認同及肯定。與此同時，銀河娛樂亦非常歡迎能與Permira Funds這個實力雄厚的合作伙伴組成策略性聯盟，藉著他們在國際博彩及消費市場方面的專業知識以及國際高級消費品牌的龐大脈絡，必能為集團旗下銀河度假城注入嶄新概念，大大增強銀河娛樂的競爭力。是次交易的注資亦擴大了集團的股本基礎，有效提升集團的融資能力及靈活性。

星際酒店出色的產品質素及服務水平備受肯定。於二零零七年十一月，星際酒店榮獲美國優質服務科學協會所頒發的「五星級鑽石獎」，此獎項專門表揚全球旅遊及高尚服務業內優秀企業。開業短短一年的星際酒店，是全澳門惟一一間獲此殊榮的酒店。此外，星際酒店亦於二零零八年一月獲本地知名商業雜誌《Hong Kong Business》評選為「High Flyers 2007年度傑出企業」。於二零零八年三月，星際酒店更獲頒發「中國十佳城市新鋭酒店」殊榮。

澳門市場的非凡拓展

澳門的旅遊業於二零零七年繼續強勢增長，旅客數目增加23%至2,700萬人次。旅客主要來自中國內地，佔55%；來自香港的旅客約有30%。博彩業的拓展更為顯著，博彩總收入增加46%至838億澳門元。澳門已於2007年完全超越拉斯維加斯，成為全球最大的博彩中心。

銀河娛樂憑著旗艦項目 —— 位於澳門半島博彩樞紐的星際酒店及娛樂場，以及位於路氹娛樂中心點的銀河度假城，於快速增長的市場中佔據有利位置。作為惟一一家在兩個重要地點均設有旗艦物業的業務營運商，集團有信心，隨著銀河度假城開業後，集團不論在收入，實力及競爭力等各方面，均能在激烈的市場競爭中佔一席位。此外，集團在路氹的土地儲備讓集團具備了開發新娛樂場的彈性。



主席
呂志和博士
GBS, MBE, 太平紳士, LLD, DSSc, DBA

2007年DHL／南華早報
「商業成就獎」

2007年美國優質服務科學協會
「終生成就獎」

主席
呂志和博士，*GBS*，*MBE*，*太平紳士*，*LLD, DSSc, DBA*

副主席
呂耀東先生

執行董事
陳啟能先生

徐應強先生

鄧呂慧瑜女士，*太平紳士*

非執行董事
張惠彬博士，*太平紳士**

鄭慕智博士，*GBS*，*OBE*，*太平紳士*

顏志宏先生*

葉樹林博士，*LLD**

唐家達先生

Martin Clarke博士

Guido Paolo Gamucci先生

* *獨立非執行董事*

審核委員會
張惠彬博士，*太平紳士*

鄭慕智博士，*GBS*，*OBE*，*太平紳士*

顏志宏先生

薪酬委員會
呂耀東先生

張惠彬博士，*太平紳士*

葉樹林博士，*LLD*

公司秘書
陳麗潔女士

合資格會計師
趙素雲女士

核數師
羅兵咸永道會計師事務所

註冊辦事處
香港中環夏慤道10號

和記大廈十六樓一六零六室

主要往來銀行
香港上海滙豐銀行有限公司

律師
齊伯禮律師行

法朗克律師行

世達國際律師事務所

萬盛國際律師事務所

洛圖律師樓暨私人公證員

歐安利大律師暨公證員

孖士打律師行

股份過戶登記處
香港中央證券登記有限公司

香港灣仔皇后大道東183號

合和中心十七樓

一七一二室至一七一六室

美國預託證券存管處
The Bank of New York

101 Barclay Street

New York, NY 10286

USA

網頁地址
http://www.galaxyentertainment.com

股份上市
香港聯合交易所有限公司(「聯交所」)

股份編號
聯交所	:	27
彭博資訊	:	27 HK
路透社	:	0027.HK
美國預託證券	:	GXYEY

投資者關係聯絡
如有查詢歡迎聯絡：

投資關係部

電話：(852)3150 1111

傳真：(852)3150 1100

電郵：ir@galaxyentertainment.com

目錄

神秘的綠洲

銀河度假城

盡享無限刺激

GALAXY 銀河

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited
股份代號：27

2007 年報

END